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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 21, 2010.

Registration No. 333-162540

UNITED STATES
Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 6
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL GEOPHYSICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1382 (Primary Standard Industrial Classification Code Number)	05-0574281 (I.R.S. Employer Identification Number)

13927 South Gessner Road
Missouri City, TX 77489
(713) 972-9200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard A. Degner
Chairman of the Board, President and Chief Executive Officer
13927 South Gessner Road
Missouri City, TX 77489
(713) 972-9200
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bryce D. Linsenmayer John W. Menke Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2000 (713) 236-5540 (fax)	J. Michael Chambers Latham & Watkins LLP 717 Texas Avenue, Suite 1600 Houston, Texas 77002 (713) 546-5400 (713) 546-5401 (fax)

Approximate date of commencement of proposed sale to the public:
As soon as practical after the effective date of this Registration Statement.

          If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 21, 2010

11,500,000 Shares

Common Stock

        We are selling 7,000,000 shares of our common stock and the selling stockholders, who include our Chief Executive Officer and our Chief Financial Officer, are selling 4,500,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $15.00 and $17.00 per share. We have been approved to list our common stock on the NYSE under the symbol "GGS."

        The underwriters have an option to purchase from us up to 1,725,000 additional shares to cover over-allotments of shares.

        We intend to use the net proceeds from our sale of common stock in this offering to repay outstanding borrowings under our credit facilities and for anticipated capital expenditures and general working capital purposes. Affiliates of certain of the underwriters are lenders under our credit facilities and will therefore indirectly receive a portion of these proceeds.

        Investing in our common stock involves risks. See "Risk Factors" on page 10.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Global Geophysical Services, Inc. (before expenses)	Proceeds to Selling Stockholders (before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                           , 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Barclays Capital

Tudor, Pickering, Holt & Co.

Raymond James	Simmons & Company International

The date of this prospectus is                  , 2010.

inline = 2364

High Resolution 3D Seismic Image of Subsurface Features
Acquired, Processed, and Interpreted by Global Geophysical Services, Inc.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

        As used in this prospectus, unless the context otherwise indicates, references to "Global," the "company," "we," "our," "ours" and "us" refer to Global Geophysical Services, Inc. and its subsidiaries collectively.

        Until                        , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriter and with respect to unsold allotments or subscriptions.

i

SUMMARY

        This summary highlights selected information described in more detail later in this prospectus, but does not contain all of the information you should consider in making an investment decision. You should also read this entire prospectus, including the risks of investing in our common stock discussed in the section entitled "Risk Factors" and the financial statements and related notes appearing elsewhere in this prospectus before investing in our common stock.

Our Company

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to design horizontal drilling programs, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company ("Southwestern Energy").

        We provide seismic data acquisition for land, transition zone and shallow marine areas, including challenging environments such as marshes, forests, jungles, arctic climates, mountains and deserts. Our management team has significant operational experience in most of the major U.S. shale plays, including the Haynesville, Barnett, Bakken, Fayetteville, Eagle Ford and Woodford, where we believe our high resolution RG3D seismic solutions are particularly well-suited.

        Our operations management team has extensive industry experience, having served in senior leadership roles with Petroleum Geo-Services ASA ("PGS"), Compagnie Générale de Géophysique—Veritas ("CGGVeritas"), Western Geophysical and its successor, WesternGeco, a business unit of Schlumberger Limited. Our Chief Executive Officer, Richard Degner, was President of PGS Onshore Inc., a division of PGS, and has over 25 years of seismic data industry experience. Our operations management team has operated in over 60 countries, and has developed long-term client relationships around the world.

        We currently own, or operate under long-term leases, approximately 151,500 recording channels. Our recording channels and systems operate on a common technology platform which provides operational scalability and efficiency. This operational scalability and efficiency enables us to execute on large and technologically complex projects. For example, we recently completed a project for ExxonMobil that we believe to be the largest and one of the most technologically complex land seismic data acquisition projects undertaken to date involving the deployment of over 100,000 recording channels.

Our Industry

        Seismic technology is the primary tool used to locate oil and gas reserves and facilitates the development of complex reservoirs. Seismic data is acquired by introducing acoustic energy into the earth through controlled energy sources, such as dynamite or vibration equipment. The sound waves generated by these energy sources are reflected back to the surface and collected by seismic sensors referred to as "geophones" or "hydrophones." One or more strategically positioned seismic sensors are connected to a recording channel which transmits the data to a central recording location. A typical project, which in our industry is referred to as a "shoot" or "seismic shoot", involves the use of thousands, and sometimes tens of thousands, of channels recording simultaneously over the survey area.

        Seismic data is recorded to produce either two-dimensional ("2D") or three-dimensional ("3D") images of the earth. In a project involving 2D seismic data acquisition, recording channels are laid out in a straight line. For projects to acquire 3D seismic data, channels are arranged in a grid covering an area.

        Once acquired, seismic data is processed using complex and often proprietary algorithms to transform the raw data into images of the subsurface. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to design horizontal drilling programs, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs.

        Our business and the overall demand for seismic data services depend on the worldwide levels of capital expenditures for oil and gas exploration, development and production activities. We believe the following industry trends should benefit our business and provide the basis for our long-term growth:

Demand for new energy resources combined with increasing difficulty of locating and producing new oil reserves

        According to the International Energy Agency, worldwide oil demand is expected to grow by approximately 24% from 2008 to 2030. To meet growing world demand and to offset steep decline rates from existing proved oil resources, significant quantities of new oil reserves must be discovered. Accordingly, exploration and production companies are increasingly required to access reservoirs that are typically smaller, deeper or have other complex characteristics. In addition, existing fields which have previously been shot with older technologies are being re-shot with newer, high resolution seismic technology in connection with efforts to increase their production, identify previously bypassed reserves, and locate new prospective drilling locations.

Increased industry focus on unconventional plays, including natural gas shales in North America and internationally

        Technical advances in horizontal drilling and new well completion techniques have greatly enhanced the ability of oil and gas companies to produce natural gas from unconventional resource plays such as natural gas shales. As a result, domestic shale gas resources have become a significant contributor to recent increases in U.S. natural gas production and reserves. In particular, seismic data is useful in designing and optimizing horizontal drilling programs to avoid unfavorable geologic features that may increase drilling costs. Using the experience derived from the development of domestic shales, exploration and production companies have also begun to focus on shale gas resources on a global scale. Because many of these resources are located in areas that have not experienced significant historical oil and gas production, large amounts of new seismic data will be required as companies delineate the extent of shales and evaluate drilling inventories and leasing opportunities. High resolution 3D seismic data, such as that obtained through our RG3D seismic solutions, is also commonly used to formulate and implement completion techniques in shale gas reservoirs.

Significant advances in seismic data technologies

        We believe that recent advances in seismic data equipment, technologies and processing capabilities, such as those that enable our high resolution RG3D seismic solutions, have improved not only the efficiency of seismic data acquisition but also the usefulness of the data provided. We believe that demand for our services will increase as clients become familiar with the benefits of more advanced seismic technologies, including higher density 3D and multi-component seismic data which uses multiple geophones or accelerometers to record all components of reflected acoustic energy. While seismic data historically has been used solely as an exploration tool, higher resolution seismic images are now used in applications such as designing horizontal drilling programs, formulating well completion techniques and for time-lapse reservoir monitoring, which is commonly referred to as four-dimensional seismic data.

Many large and well capitalized oil and gas companies have maintained consistent levels of exploration and production capital expenditures

        Despite the industry downturn beginning in late 2008, many large and well capitalized oil and gas companies have maintained consistent levels of capital spending. Because large oil and gas development projects can take several years before a field is productive, many large companies take a longer term view of commodity prices in setting capital budgets.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

Our high resolution RG3D seismic solutions

        As a result of our extensive experience designing and implementing seismic data acquisition programs in a variety of environments, and our use of the latest technologies available in the industry, we provide our clients with high resolution seismic data. We have a common technology platform and configured its design in order to perform high channel count seismic data acquisition projects which increase the resolution, or "trace density," and other advanced attributes of the data. We believe our high resolution RG3D seismic solutions can help our clients more effectively identify and develop oil and gas reserves.

International footprint with extensive experience operating in challenging environments

        We operate globally in many challenging environments including marshes, forests, jungles, arctic climates, mountains and deserts. Our recent experience includes executing on projects in Mexico, Colombia, Argentina, Chile, Peru, Georgia, Uganda, Algeria, Iraq, Oman and India. In addition, our operations management team has experience operating in over 60 countries. To further extend our footprint and complement our skills, we selectively engage in strategic alliances with foreign partners that enhance our relationships with regional clients, offer commercial and regulatory guidance and provide access to local facilities, equipment and personnel.

Operational efficiency and flexibility

        We manage our crews and projects with a focus on efficiency so that our projects may be completed in less time and at a lower cost, thereby improving our margins. The equipment we employ is an important factor in our success, as our common platform allows us to easily and efficiently allocate components and people to meet specific project objectives while also maximizing utilization. Our operational flexibility also allows us to quickly reallocate our equipment and crews across our global operations in response to our business or client needs. This can be particularly important to our clients who face lease expiration deadlines. In addition, our integrated product offering provides us with flexibility to be responsive to our clients' specific needs. For example, on a recent project in Algeria for BP, we successfully deployed our advanced processing services directly in the field thereby reducing the time required to deliver processed seismic data.

Blue chip client base

        Members of our management have long-standing relationships with blue chip clients including NOCs such as ONGC and Pemex and major IOCs such as BP, ConocoPhillips and ExxonMobil. Although the terms of our master service agreements with our clients do not guarantee future business, we believe that our status as an approved service provider with numerous industry participants and our past performance with these clients enhances our ability to win new business. Historically, our NOC and IOC clients have represented a significant percentage of our revenues.

Strong operations management team with extensive industry experience and relationships

        Our operations management team averages more than 25 years of industry experience, having served in a variety of roles and senior positions at other seismic companies, including PGS, CGGVeritas, Western Geophysical and its successor, WesternGeco. We believe that the knowledge base, experience and relationships that our management team has extends our operating capabilities, improves the quality of our services, facilitates access to clients and underlies our strong reputation in the industry.

Our Strategies

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

Continue to advance our high resolution RG3D seismic solutions

        We intend to continue providing our clients with high resolution seismic technology and processing in order to help our clients make more informed decisions regarding their exploration and development programs. We are committed to providing our clients the most advanced technologies in the market and have made recent investments in the design and development of advanced seismic technology such as land nodal recording systems and tethered seafloor nodal systems. Our land nodal recording systems, if successfully developed, are intended to operate autonomously and record continuously. Our tethered seafloor nodal systems, if successfully developed, are intended to operate in deep water with the goal of providing higher quality and more cost effective data than that provided by towed streamers. In addition, we have invested in multi-component recording equipment which provides additional information compared to standard, single component recording channels. To complement our investment in equipment technology, we will continue to develop and expand our processing and interpretation capabilities, which we believe benefits both our data acquisition and multi-client seismic services businesses.

Enhance and expand client relationships

        We intend to continue enhancing our relationships with our existing clients by seeking to perform services for them in new geographic regions, as well as by continuing to provide the latest technologies and an integrated suite of services. For example, BP awarded us a high resolution seismic project in Algeria after we successfully completed a project for them in Oman. Additionally, we intend to build relationships with new clients through our reputation for high quality services, operational flexibility and our ability to provide higher-end integrated service offerings throughout the world.

Expand our multi-client seismic data library

        We intend to continue investing in seismic data surveys for our multi-client seismic data library. Our focus is on oil and gas basins that our clients believe have the highest potential for development. For example, we recently completed a multi-client seismic shoot in the southwestern U.S. that was sponsored by Anadarko, Chesapeake, Marathon Oil Corporation and others. We also recently launched multi-client programs in the Bakken, Eagle Ford, Haynesville and Marcellus shale plays. We target pre-committed funding from our clients of approximately 80% of our expected investment in our multi-client program. To date, the average pre-commitments received for our completed multi-client programs has exceeded our 80% target.

Expand our marine services operations

        We plan to increase our use of ocean bottom cable and other seafloor recording technologies to extend the application of our high resolution RG3D seismic solutions further into the deep water environment. We are currently investing in the design and development of equipment, including seafloor nodal technology, that, if successfully developed will combine seismic sensors and data recording technology in a manner that does not require cabling or an external power source.

Attract and retain talented, experienced employees

        Our senior management and employees have an established track record of successfully executing seismic data projects. As we have done since inception, we intend to continue hiring industry experts with a broad experience base and extensive client relationships. We believe this valuable mix of skills and relationships will continue to improve our service offerings and facilitate our continued growth.

Proposed Refinancing Transactions

        Concurrently with this offering we intend to privately offer and sell $200.0 million in aggregate principal amount of our senior unsecured notes due 2017 (our "Senior Notes") to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act (our "Proposed Senior Notes Offering") and to enter into a new senior secured revolving credit facility with an anticipated borrowing capacity of up to between $40.0 million and $50.0 million (our "New Revolving Credit Facility"). The proceeds of our Senior Notes, together with proceeds from this offering, will be used to repay all of the existing indebtedness outstanding under our first lien and second lien credit agreements (our "Existing Credit Facilities"), a construction loan and our capital leases. Upon repayment of all indebtedness under our Existing Credit Facilities we intend to terminate those facilities. We refer to our Proposed Senior Notes Offering and the execution of our New Revolving Credit Facility as our "Proposed Refinancing Transactions." See "Description of our Proposed Financing Transactions" for a more detailed description of our Senior Notes and our New Revolving Credit Facility.

        However, while the availability of our New Revolving Credit Facility is conditioned upon the closing of this offering and our Proposed Senior Notes Offering, the completion of this offering is not contingent upon our consummation of the Proposed Refinancing Transactions. We cannot assure you that we will complete our Proposed Senior Notes Offering or enter into our New Revolving Credit Facility or that borrowings under that facility will become available to us in a timely manner or at all. See "Risk Factors—In connection with the closing of our Proposed Senior Notes Offering, we expect to enter into our New Revolving Credit Facility. Until such time as we enter into our New Revolving Credit Facility, our ability to finance our working capital needs may be limited."

        This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy the Senior Notes. The offer and sale of our Senior Notes will not be registered under the Securities Act and the Senior Notes may not be offered or sold in the U.S. absent registration or in reliance on an applicable exemption from registration requirements.

Recent Financial Performance

(Unaudited)

        Our consolidated financial statements for the three months ended March 31, 2010 are not yet available and our independent registered public accounting firm, UHY LLP, has not completed its review of the consolidated financial statements for such period. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates. See "Risk Factors—Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period." This summary is not intended to be a comprehensive statement of our unaudited financial results for this period and our actual results may differ from these estimates. We estimate that for the three months ended March 31, 2010:

  •
  our revenues were between approximately $60.0 million and $62.0 million;

  •
  our income (loss) from operations was between approximately $(8.0) million and $(6.0) million; and

  •
  our depreciation and amortization was between approximately $24.0 million and $26.0 million.

Our Challenges

        We face a number of challenges in implementing our strategies. For example:

  •
  If the current economic downturn continues for an extended period of time or commodity prices become depressed or decline, our results of operations could be adversely affected.

  •
  Spending on services such as ours is subject to rapid and material change. Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations.

  •
  Our revenues are subject to fluctuations beyond our control, which could adversely affect our results of operations in any financial period.

  •
  Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

  •
  We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

  •
  We have had losses in the past and there is no assurance of our profitability for the future.

  •
  We are dependent upon a small number of significant clients and projects at any given time.

  •
  Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to continue investing in the latest technology, we may not be able to compete effectively.

  •
  We have invested, and expect to continue to invest, significant amounts of money in acquiring and processing seismic data for our seismic data library without knowing precisely how much of this seismic data we will be able to sell or when and at what price we will be able to sell such data.

        For further discussion of these and other challenges we face, see "Risk Factors" beginning on page 10.

The Offering

Issuer	Global Geophysical Services, Inc.
Selling stockholders	Richard Degner, our Chief Executive Officer, and certain other stockholders, including P. Mathew Verghese, our Chief Financial Officer. See "Principal and Selling Stockholders."
Common stock offered by us	7,000,000 shares
Common stock offered by the selling stockholders	4,500,000 shares
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,725,000 shares of common stock.
Common stock to be outstanding after this offering	35,877,570 shares
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $102.4 million after deducting underwriting discounts, fees and offering expenses, assuming an offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. We estimate that our net proceeds from our Proposed Senior Notes Offering will be approximately $195.0 million after deducting the initial purchasers' discounts and offering expenses.
In the event that we do not complete the Proposed Senior Notes Offering, we expect to use the net proceeds of this offering to repay approximately $25.0 million in aggregate principal amount of indebtedness outstanding under our First Lien Term Loan Facility and to use the remainder for anticipated capital expenditures and general working capital purposes. In the event that we do complete the Proposed Senior Notes offering, we intend to use the net proceeds from this offering and the proceeds from our Proposed Senior Notes Offering to repay all of the indebtedness outstanding under our Existing Credit Facilities, a construction loan and our capital leases equal, in aggregate principal amount, to approximately $171.3 million (collectively, our "Existing Indebtedness") and to use the remainder for anticipated capital expenditures and general working capital purposes.
Completion of this offering is not contingent upon completion of our Proposed Senior Notes Offering.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. Affiliates of certain of the underwriters are lenders under our credit facilities and therefore will indirectly receive a portion of the net proceeds of this offering.
Dividend policy	We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future.
Proposed NYSE symbol	GGS.
Risk factors	An investment in our common stock involves a high degree of risk. See "Risk Factors" and other information included elsewhere in this prospectus for a discussion of factors you should consider before investing in our common stock.

        The number of shares of common stock to be outstanding after this offering is based on 28,877,570 shares outstanding as of March 31, 2010. This number (i) gives effect to the conversion of each share of our outstanding Class A and Class B common stock and our Series A convertible preferred stock into one share of our common stock, which we refer to as the "Stock Conversions", and (ii) excludes an aggregate of 4,650,695 shares of common stock reserved and available for future issuance under our 2006 Incentive Compensation Plan, 390,000 shares issuable upon exercise of outstanding warrants and 1,725,000 shares issuable pursuant to the underwriters' option to purchase additional shares.

Summary Historical Financial Information

        The following table presents summary historical financial information for the periods indicated. The summary historical consolidated statement of operations information for each of the years in the three-year period ended December 31, 2009 has been derived from our audited financial statements included herein. For further information that will help you better understand the summary data, you should read this financial data in conjunction with the "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the financial statements and related notes and other financial information included elsewhere in this prospectus. Our historical results of operations are not necessarily indicative of results to be expected for any future periods.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Statement of Operations Information:
Revenues(1)	$225,742	$376,256	$$312,796
Operating expenses	188,702	319,451	262,168

Gross profit	37,040	56,805	50,628
Selling, general and administrative expenses	18,684	30,190	32,300

Income from operations	18,356	26,615	18,328
Interest expense, net	(10,745)	(22,384)	(18,613)
Other income (expense), net(2)	(233)	(6,250)	1,023

Income (loss) before income taxes	7,378	(2,019)	738
Income tax expense	4,941	6,027	293

Net income (loss)	$2,437	$(8,046)	$445

Other Data (unaudited):
EBITDA(3)	$51,454	$94,279	$99,441
EBITDA margin	23%	25%	32%

	At December 31, 2009
	Historical	As Adjusted(6)		As Further Adjusted(7)
		(unaudited)		(unaudited)
Balance Sheet Data:
Cash and cash equivalents(4)	$17,027	$94,437		$143,111
Total assets	316,620	394,029		447,704
Total debt, including capital leases and current portion(5)	171,953	146,953		200,628
Total liabilities	252,691	228,155		283,478
Total stockholders' equity	63,928	165,874	(8)	164,226	(8)

(1)
Includes $25.0 million and $24.5 million in recognized revenues generated from multi-client services in the years ended December 31, 2008 and 2009, respectively.

(2)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), other income (expense) and gains and losses on sales of assets.

(3)
We define EBITDA as net income (loss) before interest expense, net, taxes, depreciation and amortization. Our management believes EBITDA is useful to an investor in evaluating our operating performance because this measure is widely used by investors in the energy industry to measure a company's operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon, among other factors, accounting methods, book value of assets, capital structure and the method by which assets were acquired. We believe EBITDA helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure. EBITDA is also used as a supplemental financial measure by our management in presentations to our board of directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.

EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

  •
  EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

  •
  other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

  The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Reconciliation of EBITDA to Net Income (Loss):
Net income (loss)	$2,437	$(8,046)	$445
Interest expense, net	10,745	22,384	18,613
Income tax expense	4,941	6,027	293
Depreciation and amortization	33,331	73,914	80,090

EBITDA	$51,454	$94,279	$99,441

(4)
Cash and cash equivalents do not include approximately $5.3 million of restricted cash investments securing certain letters of credit.

(5)
Excludes unamortized original issue discount of approximately $2.1 million at December 31, 2009.

(6)
As adjusted to reflect the issuance of 7,000,000 shares of common stock in this offering at an assumed offering price of $16.00, which is the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering as described in "Use of Proceeds."

(7)
As further adjusted to reflect the consummation of the Proposed Senior Notes Offering and the application of the net proceeds of this offering and of the Proposed Senior Notes Offering as described in "Use of Proceeds."

(8)
Adjusted for a non-cash charge of $2.1 million that will be incurred in connection with the repayment of indebtedness under the First Lien Term Loan Facility and the unamortized portion of the original issue discount thereon.

Corporate Information

        Our principal executive offices are located in the greater Houston, Texas metropolitan area at 13927 South Gessner Road, Missouri City, Texas 77489, and our telephone number is (713) 972-9200. Our website address is www.globalgeophysical.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

RISK FACTORS

        An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If the current economic downturn continues for an extended period of time or commodity prices become depressed or decline, our results of operations could be adversely affected.

        Commencing in late 2008, prices for oil and natural gas declined significantly and did not recover until relatively recently. During that period of depressed commodity prices, many oil and gas exploration and production companies significantly reduced their levels of capital spending, including amounts dedicated to the purchase of seismic data services. Historically, demand for our services has been sensitive to the level of exploration spending by oil and gas companies. A return of depressed commodity prices, or a decline in existing commodity prices, could adversely affect demand for the services we provide, and therefore affect our business, financial condition, results of operations and cash flows.

Spending on services such as ours is subject to rapid and material change. Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations.

        Our clients' willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

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  demand for oil and natural gas, especially in the United States, China and India;

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  the ability of oil and gas exploration and production companies to generate funds or otherwise obtain external capital for exploration, development, construction and production operations;

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  the sale and expiration dates of leases in the United States and overseas;

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  domestic and foreign tax policies;

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  the cost of exploring for, developing, producing and delivering oil and natural gas;

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  the expected rates of declining current production;

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  the availability and discovery rates of new oil and gas reserves;

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  technical advances affecting energy exploration, production, transportation and consumption;

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  weather conditions, including hurricanes and monsoons that can affect oil and gas operations over a wide area as well as less severe inclement weather that can preclude or delay seismic data acquisition;

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  political instability in oil and gas producing countries;

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  government and other organizational policies, including those of the Organization of the Petroleum Exporting Countries, regarding the exploration, production and development of oil and gas reserves;

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  the ability of oil and gas producers to raise equity capital and debt financing; and

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  merger and divestiture activity among oil and gas producers.

        Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Previously forecasted trends in oil and gas exploration and development activities may not continue and demand for our products may not reflect the level of activity in the industry.

Our revenues are subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

        Our operating results may vary in material respects from quarter to quarter and may continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition, processing or interpretation, the recognition of revenue under those contracts and clients' budgetary cycles, all of which are beyond our control. Furthermore, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Additionally, due to location, service line or particular project, some of our individual crews may achieve results that are a significant percentage of our consolidated operating results. Should one or more of these crews experience significant changes in timing, our financial results could be subject to significant variations from period to period. Combined with our high fixed costs, these revenue fluctuations could have a material adverse effect on our results of operations in any fiscal period.

Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

        Our working capital needs are difficult to predict with certainty. This difficulty is due primarily to working capital requirements related to our seismic data services where our revenues vary in material respects as a result of, among other things, the timing of our projects, our clients' budgetary cycles and our receipt of payment. We may therefore be subject to significant and rapid increases in our working capital needs that could require us to seek additional financing sources. Restrictions in our debt agreements may impair our ability to obtain other sources of financing, and access to additional sources of financing may not be available on terms acceptable to us, or at all.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

        Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. They and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and natural gas prices and production levels, as well as changes in government regulations. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs at unattractive pricing levels and therefore adversely affect industry pricing. Competition from these and other competitors could result in downward pricing pressure, which could adversely affect our EBITDA margins, and the loss of market share.

We have had losses in the past and there is no assurance of our profitability for the future.

        Following the precipitous decline in oil and natural gas prices beginning in 2008, we recorded a net loss in 2008 of $8.0 million and we expect to record a net loss for the quarter ending March 31, 2010. In addition, as a result of several factors, including the increase in operating expenses we expect to incur as a result of being a public company and the expenses incurred in connection with this offering and the Proposed Refinancing Transactions, we may also experience a net loss for the quarter ended June 30, 2010. We cannot assure you that we will be profitable in future periods.

We have supply arrangements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations. Additionally, our supply agreement with Sercel, Inc., under which we purchase the majority of our recording equipment on "most favored client" terms, expires in 2011.

        We purchase substantially all of our seismic data acquisition equipment from two key suppliers, Sercel, Inc. ("Sercel") and ION Geophysical Corporation ("ION"). If either of our key suppliers discontinues operations or otherwise refuses to honor its supply arrangements with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, which could result in increased product costs and longer delivery lead times.

        Under its supply agreement with us, Sercel is obligated to sell to us recording equipment at prices and on terms at least as favorable as those made available to its other customers who purchase similar volumes of like equipment. This agreement expires in 2011. If Sercel declined to extend this agreement beyond 2011, or otherwise did not offer to sell such equipment to us on "most favored client" terms, the cost to us of additional or replacement recording equipment could increase significantly. The loss of any of our key suppliers, or our failure to renew or extend our existing supply agreement with Sercel, could have a material adverse effect on our financial condition and results of operations.

Key suppliers or their affiliates may compete with us.

        A number of seismic equipment manufacturers are affiliated with or are otherwise controlled by our competitors. We currently purchase a majority of our recording equipment from Sercel, a subsidiary of one of our competitors, CCGVeritas. In addition, we purchase seismic vibrator equipment manufactured by a joint venture between ION and BGP, Inc., a subsidiary of the Chinese National Petroleum Corporation, which is a competitor of ours. There are a limited number of companies which manufacture this equipment in addition to Sercel and ION. If either of Sercel or ION choose to no longer sell this equipment to us, or to no longer sell such equipment to us on commercially reasonable terms, whether as a result of competitive pressures or otherwise, we may be required to use less suitable replacement equipment which could impair our ability to execute our business solutions for customers.

We are dependent upon a small number of significant clients. Additionally, from time to time a significant portion of our revenues are generated by a single project.

        We derive a significant amount of our revenues from a small number of oil and gas exploration and development companies. During the year ended December 31, 2009, our three largest clients, ExxonMobil, ONGC and BP, accounted for approximately 37%, 16% and 11% of our revenues, respectively. While our revenues are derived from a concentrated client base, our significant clients may vary between years. If we lose one or more major clients in the future, or if one or more clients encounter financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

        Additionally, from time to time, a significant portion of our revenues are generated by a single project. For example, a single seismic data services project generated approximately 30% of our revenues for 2009. Our dependence from time to time on a single project for a significant percentage of our revenues may result in significant variability of our earnings from period to period as these projects are completed.

We cannot assure you that NOC and IOC clients will continue to generate the majority, or even a significant percentage, of our revenue. Smaller or less well capitalized oil and gas exploration and production companies may be forced to reduce their budgets for seismic data acquisition services in periods of depressed or declining commodity prices. Our dependence on customers other than NOCs and IOCs for the majority of our revenue could expose us to greater earnings volatility.

        Historically, our NOC and IOC clients have represented a significant percentage of our revenues. For example, for the year ended December 31, 2009, our NOC and IOC clients represented approximately 76% of our revenues, which is higher than our historic average. Smaller or less well capitalized oil and gas exploration and production companies may be required to sharply reduce their expenditures for seismic data acquisition services in periods of depressed or declining commodity prices. Our dependence on customers other than NOCs and IOCs for the majority of our revenue could expose us to greater earnings volatility.

Revenues derived from our projects may not be sufficient to cover our costs of completing those projects. As a result, our results of operations may be adversely affected.

        Our revenues are determined, in part, by the price we receive for our services, the productivity of our crew and the accuracy of our cost estimates. Our crew's productivity is partly a function of external factors, such as seasonal variations in the length of days, weather, including the onset of monsoons, difficult terrain and marine environments, and third party delays, over which we have no control. In addition, cost estimates for our projects may be inadequate due to unknown factors associated with the work to be performed and market conditions, resulting in cost over-runs. If our crew encounters operational difficulties or delays, or if we have not correctly priced our services, our results of operation may vary, and in some cases, may be adversely affected. We have in the past experienced cost over-runs that caused the cost from a particular project to exceed the revenues from that project and cannot assure you that this will not happen again.

        Many of our projects are performed on a turnkey basis where a defined amount and scope of work is provided by us for a fixed price and extra work, which is subject to client approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from our estimated amount because of changes in job conditions, variations in labor and equipment productivity from the original estimates, and the performance of subcontractors. Turnkey contracts may also cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. These variations, delays and risks inherent in billing clients at a fixed price may result in us experiencing reduced profitability or losses on projects.

From time to time we experience disputes with our clients relating to the amounts we invoice for our services, particularly with respect to billings relating to standby time. The exercise of remedies against clients in connection with our collection efforts could negatively affect our ability to secure future business from those clients.

        Our contracts for seismic data acquisition services typically include provisions that require payment to us at a reduced rate for a limited amount of time if we are unable to record seismic data as a result of weather conditions or certain other factors outside our control, including delays caused by our clients. From time to time we experience disputes with our clients relating to the amounts we invoice for this period of delay, or "standby time". For example, as of December 31, 2009, we had disputes with three customers, British Gas, BP and Repsol YPF, involving invoices totaling approximately $13.8 million, $3.8 million and $1.7 million, respectively, and a portion of each of such invoices related to our charges for standby time. We have initiated arbitration proceedings with British Gas, and expect to initiate similar proceedings against BP, our third largest client in 2009, with respect to a project in our Europe, Africa and Middle East Region that was completed in 2008. The exercise of these remedies against these or other clients in connection with our collection efforts could negatively affect our relationship with these clients, and could result in the loss of future business which in turn could negatively affect our earnings in future periods.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to continue investing in, or otherwise acquire, the latest technology, we may not be able to compete effectively.

        The development of seismic data acquisition, processing and interpretation equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. Additionally, a number of seismic equipment manufacturers are affiliated with or are otherwise controlled by our competitors. If any such equipment manufacturer developed new equipment or systems and, for competitive reasons or otherwise, declined to sell such equipment or systems to us, we could be placed at a competitive disadvantage. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. In addition to our continuing investment in seismic data acquisition equipment from third party suppliers, we are also currently investing in the design and development of our own land and sea floor nodal technology. However, we may not be successful in developing and deploying this technology in a manner that is technologically or commercially viable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

        Seismic data acquisition equipment is expensive and our ability to operate and expand our business operations is dependent upon the availability of internally generated cash flow and financing alternatives. Such financing may consist of bank or commercial debt, equity or debt securities or any combination thereof. There can be no assurance that we will be successful in obtaining sufficient capital to upgrade and expand our current operations through cash from operations or additional financing or other transactions if and when required on terms acceptable to us.

If we do not effectively manage our transitions into new products and services, our revenues may suffer.

        Products and services for the seismic industry are characterized by rapid technological advances in hardware performance, software functionality and features, frequent introduction of new products and services, and improvement in price characteristics relative to product and service performance. Among the risks associated with the introduction of new products and services are delays in development or manufacturing, variations in costs, delays in customer purchases or reductions in price of existing products in anticipation of new introductions, write-offs or write-downs of the carrying costs of assets associated with prior generation products, difficulty in predicting customer demand for new product and service offerings and effectively managing inventory levels so that they are in line with anticipated demand, risks associated with customer qualification, evaluation of new products, and the risk that new products may have quality or other defects or may not be supported adequately by application software. The introduction of new products and services by our competitors also may result in delays in customer purchases and difficulty in predicting customer demand. If we do not make an effective transition from existing products and services to future offerings, our revenues and margins may decline.

        Furthermore, sales of our new products and services may replace sales, or result in discounting, of some of our current offerings, offsetting the benefit of a successful new product introduction. In addition, it may be difficult to ensure performance of new products and services in accordance with our revenue, margin, and cost estimates and to achieve operational efficiencies embedded in our estimates. Given the competitive nature of the seismic industry, if any of these risks materializes, future demand for our products and services, and our future results of operations, may suffer.

We are exposed to risks related to complex, highly technical products.

        Our customers often require demanding specifications for product performance and reliability. Because many of our products are complex and often use unique advanced components, processes, technologies, and techniques, undetected errors and design and manufacturing flaws may occur. Even though we attempt to assure that our systems perform reliably in the field, the many technical variables related to their operations can cause a combination of factors that may, and from time to time have, caused performance and service issues with certain of our products. Product defects result in higher product service, warranty, and replacement costs and may affect our customer relationships and industry reputation, all of which may adversely impact our results of operations. Despite our testing and quality assurance programs, undetected errors may not be discovered until the product is purchased and used by a customer in a variety of field conditions. If our customers deploy our new products and they do not work correctly, our relationship with our customers may be materially and adversely affected.

Our backlog estimates are based on certain assumptions and are subject to unexpected adjustments and cancellations and thus may not be timely converted to revenues in any particular fiscal period, if it will, or be indicative of our actual operating results for any future period.

        Our backlog estimates represent those seismic data acquisition projects for which a client has executed a contract and has a scheduled start date for the project as well as unrecognized pre-committed funding from our multi-client services business. Backlog estimates are based on a number of assumptions and estimates including assumptions related to foreign exchange rates, proportionate performance of contracts and our valuation of assets, such as seismic data, to be received by us as payment under certain agreements. The realization of our backlog estimates is further affected by our performance under term rate contracts, as the early or late completion of a project under term rate contracts will generally result in decreased or increased, as the case may be, revenues derived from these projects. Contracts for services are also occasionally modified by mutual consent. Because of potential changes in the scope or schedule of our clients' projects, we cannot predict with certainty when or if our backlog will be realized. Even where a project proceeds as scheduled, it is possible that the client may default and fail to pay amounts owed to us. In addition, the contracts in our backlog are cancelable by the client. Material delays, payment defaults or cancellations could reduce the amount of backlog currently reported, and consequently, could inhibit the conversion of that backlog into revenues.

We have invested, and expect to continue to invest, significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our seismic data library without knowing precisely how much of this seismic data we will be able to sell or when and at what price we will be able to sell such data.

        Multi-client surveys and the resulting seismic data library are an increasingly important part of our business and our future investments. We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

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  We may not fully recover our costs of acquiring, processing and interpreting seismic data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control.

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  The timing of these sales is unpredictable and can vary greatly from period to period. The costs of each survey are capitalized and then amortized over the expected useful life of the data. This amortization will affect our earnings and when combined with the sporadic nature of sales, will result in increased earnings volatility.

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  Regulatory changes that affect companies' ability to drill, either generally or in a specific location where we have acquired seismic data, could materially adversely affect the value of the seismic data contained in our library. Technology changes could also make existing data sets obsolete. Additionally, each of our individual surveys has a limited book life based on its location and oil and gas companies' interest in prospecting for reserves in such location, so a particular survey may be subject to a significant decline in value beyond our initial estimates.

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  The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities.

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  The cost estimates upon which we base our pre-commitments of funding could be wrong, which could result in losses that have a material adverse effect on our financial condition and results or operations.

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  Pre-commitments of funding are subject to the creditworthiness of our clients. In the event that a client refuses or is unable to pay its commitment, we could lose a material amount of money.

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  If our clients significantly increase their preference toward licensing seismic data from multi-client data libraries, we may not have the appropriate existing data library assets, be able to obtain permits and access rights to geographic areas of interest from which to record such data, or make appropriate levels of investment in the creation of new data library assets to support our business strategy.

        Any reduction in the market value of such data will require us to write down its recorded value, which could have a significant material adverse effect on our results of operations.

Our operations are subject to delays related to obtaining land access rights from third parties which could affect our results of operations.

        Our seismic data acquisition operations could be adversely affected by our inability to timely obtain access to both public and private land included within a seismic survey. We cannot begin surveys on property without obtaining permits from certain governmental entities as well as the permission of the parties who have rights to the land being surveyed. In recent years, it has become more difficult, costly and time-consuming to obtain access rights as drilling activities have expanded into more populated areas. Additionally, while land owners generally are cooperative in granting access rights, some have become more resistant to seismic and drilling activities occurring on their property and stall or refuse to grant these rights for various reasons. In our multi-client services business, we acquire data sets pertaining to large areas of land. Consequently, if we do not obtain land access rights from a specific land owner, we may not be able to provide a complete survey for that area. The failure to redact or remove the seismic information relating to mineral interests held by non-consenting third parties could result in claims against us for seismic trespass. In addition, governmental entities do not always grant permits within the time periods expected. Delays associated with obtaining such permits and significant omissions from a survey as a result of the failure to obtain consents could have a material adverse effect on our financial condition and results of operations.

We operate under hazardous conditions that subject us and our employees to risk of damage to property or personal injury and limitations on our insurance coverage may expose us to potentially significant liability costs.

        Our activities are often conducted in dangerous environments and include hazardous conditions, including the detonation of dynamite. Operating in such environments and under such conditions carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity resulting from equipment failures caused by an adverse operating environment. These risks could cause us to experience equipment losses, injuries to our personnel and interruptions in our business. We cannot assure you that our insurance will be sufficient or adequate to cover all losses or liabilities or that insurance will continue to be available to us or available to us on acceptable terms. A successful claim for which we are not fully insured, or which exceeds the policy limits of our applicable insurance could have a material adverse effect on our financial condition. Moreover, we do not carry business interruption insurance with respect to our operations.

Our agreements with our clients may not adequately protect us from unforeseen events or address all issues that could arise with our clients. The occurrence of unforeseen events not adequately addressed in the contracts could result in increased liability, costs and expenses associated with any given project.

        With many of our clients we enter into master service agreements which allocate certain operational risks. Despite the inclusion of risk allocation provisions in our agreements, our operations may be affected by a number of events that are unforeseen or not within our control. We cannot assure you that our agreements will adequately protect us from each possible event. If an event occurs which we have not contemplated or otherwise addressed in our agreement, we, and not our client, will likely bear the increased cost or liability. To the extent our agreements do not adequately address these and other issues, or we are not able to successfully resolve resulting disputes, we may incur increased liability, costs and expenses.

Weather may adversely affect our ability to conduct business.

        Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could have a material adverse effect on our financial condition and results of operations. For example, weather delays focused on a particular project or region could lengthen the time to complete the project, resulting in decreased margins to us. Our operations in or near the Gulf of Mexico may be subject to stoppages for hurricanes. In addition, our operations in the Arabian Sea and the Bay of Bengal are subject to stoppages for monsoons. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

We may be held liable for the actions of our subcontractors.

        We often work as the general contractor on seismic data acquisition surveys and consequently engage a number of subcontractors to perform services and provide products. There can be no assurance we will not be held liable for the actions of these subcontractors. In addition, subcontractors may cause damage or injury to our personnel and property that is not fully covered by insurance.

Current or future distressed financial conditions of clients could have an adverse effect on us in the event these clients are unable to pay us for our services.

        Some of our clients are experiencing, or may experience in the future, severe financial problems that have had or may have a significant effect on their creditworthiness. We generally do not require that our clients make advance payments or otherwise collateralize their payment obligations. We cannot provide assurance that one or more of our financially distressed clients will not default on their payment obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, results of operations or cash flows. Furthermore, the bankruptcy of one or more of our clients, or other similar proceeding or liquidity constraint, will reduce the amounts we can expect to recover, if any, with respect to amounts owed to us by such party. In addition, such events might force those clients to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

The high fixed costs of our operations could result in operating losses.

        We are subject to high fixed costs which primarily consist of depreciation, maintenance expenses associated with our seismic data acquisition, processing and interpretation equipment and certain crew costs. Because substantially all of our equipment is new or nearly new, we believe that our depreciation expense relative to our revenues is higher than that of many of our competitors. Extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could reduce our profitability and have a material adverse effect on our financial condition and results of operations because we will not be able to reduce our fixed costs as fast as revenues decline.

Our results of operations could be adversely affected by asset impairments.

        We periodically review our portfolio of equipment for impairment. If we expect significant sustained decreases in oil and natural gas prices in the future, we may be required to write down the value of our equipment if the future cash flows anticipated to be generated from the related equipment falls below net book value. A decline in oil and natural gas prices, if sustained, can result in future impairments. In addition, changes in industry conditions, such as changes in applicable laws and regulations, could affect the usefulness of our multi-client seismic data library to oil and gas companies, thereby requiring us to write down the value of our seismic data library. If we are forced to write down the value of our assets, these non-cash asset impairments could negatively affect our results of operations in the period in which they are recorded. See discussion of "Impairment of Long-lived Assets" included in "Critical Accounting Policies and Estimates."

We are subject to compliance with stringent environmental laws and regulations that may expose us to significant costs and liabilities.

        Our operations are subject to stringent federal, provincial, state and local environmental laws and regulations in the United States and foreign jurisdictions relating to environmental protection. In our business, we use explosives and certain other regulated hazardous materials that are subject to such regulation. These laws and regulations may impose numerous obligations that are applicable to our operations including:

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  the acquisition of permits before commencing regulated activities;

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  the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas; and

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  restrictions pertaining to the management and operation of our vehicles and equipment.

        Numerous governmental authorities, such as the Federal Environmental Protection Agency, the Bureau of Alcohol, Tobacco and Firearms, the Bureau of Land Management and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with these laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations.

        We believe that the regulatory environment for the oil and natural gas industry and related service providers is likely to become more burdensome and time consuming than it ever has been before. Over the last year, permitting authorities have begun requiring us to comply with standards that have never before applied to seismic companies. Some proposed regulations would inhibit the use of hydraulic fracturing in connection with the drilling of wells, which is a crucial part in recovering economic amounts of hydrocarbons from shale plays, which represent a significant opportunity for us. If oil and natural gas companies face regulation that makes drilling for resources uneconomic, the demand for our services may be adversely affected.

        There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our controlled storage, use and disposal of explosives. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage.

Historically our operational expenses incurred in connection with international seismic data projects have been higher, as a percentage of revenues, than the operational expenses incurred in connection with seismic data projects undertaken in the United States. The profitability of our future international operations will depend significantly on our ability to control these expenses.

        The expense of mobilizing personnel and equipment to various foreign locations, as well as the cost of obtaining and complying with local regulatory requirements historically have been significantly higher than the expenses incurred in connection with seismic data projects undertaken in the United States. If we are unable to reduce the expenses incurred in connection with an international seismic data project, or to obtain better pricing for such services, our results of operations could be materially and adversely affected.

Operating internationally subjects us to significant risks and regulation inherent in operating in foreign countries.

        We conduct operations on a global scale. As of December 31, 2009, approximately 41% of our property, plant and equipment and approximately 18% of our employees were located outside of the U.S. and, for the year ended December 31, 2009, approximately 42% of our revenues were attributable to operations in foreign countries.

        Our international operations are subject to a number of risks inherent to any business operating in foreign countries, and especially those with emerging markets. As we continue to increase our presence in such countries, our operations will encounter the following risks, among others:

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  government instability, which can cause investment in capital projects by our potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

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  potential expropriation, seizure, nationalization or detention of assets;

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  difficulty in repatriating foreign currency received in excess of local currency requirements;

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  import/export quotas;

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  civil uprisings, riots and war, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;

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  availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of qualified crewmembers or specialized equipment in areas where local resources are insufficient;

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  decrees, laws, regulations, interpretation and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

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  terrorist attacks, including kidnappings of our personnel.

        We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operation.

        Certain of the seismic equipment that we use in certain foreign countries may require prior U.S. government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. The delay in obtaining required governmental approvals could affect our ability to timely commence a project, and the failure to comply with all such controls could result in fines and other penalties.

        We are subject to taxation in many foreign jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

        Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, which could negatively affect our profitability.

As a company subject to compliance with the Foreign Corrupt Practices Act (the "FCPA"), our business may suffer because our efforts to comply with U.S. laws could restrict our ability to do business in foreign markets relative to our competitors who are not subject to U.S. law. Additionally, our business plan involves establishing joint ventures with partners in certain foreign markets. Any determination that we or our foreign agents or joint venture partners have violated the FCPA may adversely affect our business and operations.

        We and our local partners operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. law and regulations prohibit us from using.

        As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our business, results of operations or financial condition. In addition, our ability to continue to work in the countries discussed above could be adversely affected if we were found to have violated certain U.S. laws, including the FCPA.

Our results of operations can be significantly affected by currency fluctuations.

        A portion of our revenues is derived in the local currencies of the foreign jurisdictions in which we operate. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we expand our sales in international markets, our clients may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not actively traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

A terrorist attack or armed conflict could harm our business.

        Some seismic surveys are located in unstable political jurisdictions. Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect our ability to work in these markets which could prevent us from meeting our financial and other obligations. These activities could have a direct negative effect on our business in those areas, including loss of life, equipment and data. Costs for insurance and security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

        The loss of the services of Richard A. Degner, our Chairman, President and Chief Executive Officer, or other key personnel could disrupt our operations which in turn could materially and adversely affect our results of operations.

We may be unable to attract and retain skilled and technically knowledgeable employees, which could adversely affect our business.

        Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for seismic services. Additionally, at times there may be a shortage of skilled and technical personnel available in the market, potentially compounding the difficulty of attracting and retaining these employees. As a result, our business, results of operations and financial condition may be materially adversely affected.

Our industry has periodically experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

        If the demand for seismic services increases, we may not be able to acquire equipment to replace our existing equipment or add additional equipment. From time to time, the high demand for seismic services has decreased the availability of geophysical equipment, resulting in extended delivery dates on orders of new equipment. If that happens again, any delay in obtaining equipment could delay our implementation of additional or larger crews and restrict the productivity of our existing crews. Our required equipment may not continue to be available to us at costs which allow us to be profitable. A delay in obtaining equipment essential to our operations could have a material adverse effect on our financial condition and results of operations.

If we do not manage our recent growth and expansion effectively, our results of operations could be adversely affected.

        We have experienced substantial growth to date. This growth has presented a challenge to our systems, processes, resources, personnel, management and other infrastructure and support mechanisms. The following factors could present difficulties to us:

  •
  lack of sufficient executive level and skilled crew personnel;

  •
  increased administrative burden; and

  •
  increased logistical problems common to large, expansive operations.

        If we do not manage these growth challenges effectively, our profitability and results of operations could be adversely affected, our management resources may be diverted and our future growth impeded.

We may grow through acquisitions and our failure to properly plan and manage those acquisitions may adversely affect our performance.

        We plan to expand not only through organic growth, but through the strategic acquisition of companies and assets. We must plan and manage any acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage acquisitions effectively, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management, legal compliance and information systems to keep pace with the growth of our business.

        Any future acquisitions could present a number of risks, including but not limited to:

  •
  incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

  •
  failure to integrate the operations or management of any acquired operations or assets successfully and timely;

  •
  diversion of management's attention from existing operations or other priorities; and

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  our inability to secure sufficient financing, on terms we find acceptable, that may be required for any such acquisition or investment.

        Our business plan anticipates, and is based upon our ability to successfully complete acquisitions of other businesses or assets. Our failure to do so, or to successfully integrate our acquisitions in a timely and cost effective manner, could have an adverse effect on our business, financial condition or results of operations.

We have identified a significant deficiency in our internal control over financial reporting.

        During the preparation of our consolidated financial statements for the six-month period ended June 30, 2009, we identified a significant deficiency in our internal controls with respect to our reconciliation of bank accounts. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for financial accounting oversight. Failure to identify deficiencies in our internal controls in a timely manner, or the identification of material weaknesses or other significant deficiencies in the future will impair our ability to record, process, summarize and report financial information accurately, timely and in accordance with the rules of the SEC, NYSE or other regulatory authorities. The failure could also negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and adversely impact our business and financial condition.

Risks Related to our Indebtedness

In connection with the closing of our Proposed Senior Notes Offering, we expect to enter into our New Revolving Credit Facility. Until such time as we enter into our New Revolving Credit Facility, our ability to finance our working capital needs may be limited.

        We intend to use the proceeds of this offering and our Proposed Senior Notes Offering to repay in full all indebtedness outstanding under our Existing Credit Facilities, at which time we intend to enter into our New Revolving Credit Facility. However, availability of our New Revolving Credit Facility is conditioned upon the closing of this offering and the Proposed Senior Notes Offering. We cannot assure you that we will enter into the New Revolving Credit Facility or that borrowings under that facility will become available to us in a timely manner or at all. Similarly, in the event that we do not enter into our New Revolving Credit Facility, we cannot assure you that we will be able to obtain alternative debt financing on terms that we consider satisfactory or at all, or be able to enter into such alternative debt financing in a timely matter or at all. Until such time as we enter into our New Revolving Credit Facility, our ability to finance our working capital needs may be limited.

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of debt and may incur substantial additional debt (including secured debt) in the future. The terms of our existing debt agreements limit, but do not prohibit, us from doing so. As of December 31, 2009, we had total indebtedness, including capital lease obligations and excluding unamortized original issue discount, of $172.0 million and $30.0 million available for future borrowings under our Existing Revolving Credit Facility. Upon the closing of this offering and the Proposed Refinancing Transactions, we expect to have approximately $200.6 million of total indebtedness and between $40.0 and $50.0 million available for future borrowings under our New Revolving Credit Facility. In the event we close this offering but do not close our Proposed Senior Notes Offering, we expect to have approximately $147.0 million of total indebtedness, excluding unamortized original issue discount. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years. Increases in outstanding debt above this level will intensify the related risks.

        Our substantial debt could have important consequences. In particular, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

        Our debt agreements contain, and the terms of the indenture governing our Senior Notes and our New Revolving Credit Facility will contain, restrictive covenants that limit our ability to, among other things:

  •
  incur or guarantee additional debt;

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  pay dividends;

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  repay subordinated debt prior to its maturity;

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  grant additional liens on our assets;

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  enter into transactions with our affiliates;

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  repurchase stock;

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  make certain investments or acquisitions of substantially all or a portion of another entity's business assets; and

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  merge with another entity or dispose of our assets.

        For example, our Existing Credit Facilities limit the amount of our capital expenditures, including amounts we may spend on our multi-client library. These capital expenditure limitations may limit our ability to add to our multi-client library. Our New Revolving Credit Facility will contain similar limitations.

        In addition, our Existing Credit Facilities require us, and our New Revolving Credit Facility will require us, to maintain certain financial ratios and tests. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures or withstand a continuing or future downturn in our business.

If our lenders foreclose on their security interests in our assets, they will have the right to sell those assets in order to satisfy our obligations to them.

        Our obligations under our Existing Credit Facilities are, and our obligations under our New Revolving Credit Facility will be, secured by a lien on substantially all of our assets including the equity interests in our material subsidiaries. In the event of foreclosure, liquidation, bankruptcy or other insolvency proceeding relating to us or our subsidiaries that have guaranteed our debt, holders of this secured indebtedness will have prior claims with respect to substantially all of our assets. There can be no assurance that we would receive any proceeds from a foreclosure sale of our assets that constitute collateral following the satisfaction of the secured lenders' priority claims.

If we are unable to comply with the restrictions and covenants in our existing debt agreements and other current and future debt agreements, there could be a default under the terms of such agreements, which could result in an acceleration of repayment.

        If we are unable to comply with the restrictions and covenants in our existing debt agreements or in future debt agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our debt agreements or obtain needed waivers on satisfactory terms.

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure that any refinancing or debt restructuring would be possible or, if possible, would be completed on favorable or acceptable terms, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, such as those experienced during 2008 and 2009, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to borrow under our Existing Credit Facilities or our New Revolving Credit Facility. Banks that are party to our Existing Credit Facilities or our New Revolving Credit Facility may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Increases in interest rates would adversely affect our results of operations.

        Our Existing Credit Facilities are, and our New Revolving Credit Facility will be, subject to floating interest rates which vary in line with movements in short-term interest rates. As a result, our interest expenses may increase significantly if short-term interest rates increase. A 50 basis point increase in the weighted average interest rate of our Existing Credit Facilities would increase the borrowing cost of our debt outstanding at December 31, 2009 by approximately $0.8 million per year.

Our Existing Credit Facilities require us to use a portion of our cash flows to retire debt.

        The terms of our Existing Credit Facilities require us to prepay annually 75% of our "excess cash flow," as that term is defined in our Existing Credit Facilities, to loans outstanding under each credit facility. The requirement to prepay outstanding debt with excess cash flow could leave us with insufficient or no working capital and may affect our ability to pursue our capital expenditure program. Additionally, the failure to comply with this requirement could result in an event of default under our Existing Credit Facilities.

Risks Related to this Offering and Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part or all of your investment.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

  •
  general economic and stock market conditions;

  •
  risks relating to our business and our industry, including those discussed above;

  •
  strategic actions by us or our competitors;

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  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

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  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

  •
  variations in our quarterly results of operations;

  •
  future sales of our common stock; and

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        A decrease in the market price of our common stock could cause you to lose some or all of your investment.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including sales by the selling stockholders, or the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have 35,877,570 shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. See "Shares Eligible for Future Sale" for more information regarding this risk. In addition, our existing stockholders have the right under certain circumstances to require that we register the offer and resale of their shares. After consummation of this offering, these registration rights will apply to the 12,490,650 shares of our common stock beneficially owned by affiliates of Kelso & Company, L.P. See "Certain Relationships and Related Transactions—Stockholders Agreement" and "Shares Eligible for Future Sale" for a description of the shares of common stock that may be sold into the public market in the future.

        As of March 31, 2010, 4,650,695 shares of our common stock remain reserved for issuance pursuant to our equity incentive plan. The exercise of stock options and other securities could cause our stockholders to experience substantial dilution. Moreover, our stock options and warrants are more likely to be exercised, if ever, at a time when we otherwise could obtain a price for the sale of our securities that is higher than the exercise price per security of the options or warrants. Such exercises, or the possibility of such exercises, may impede our efforts to obtain additional financing through the sale of additional securities or make such financing more costly. It may also reduce the price of our common stock.

        In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, and the value of the business or assets acquired.

The equity trading markets may be volatile, which could result in losses for our stockholders.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

  •
  announced capital expenditure plans by our clients and potential clients;

  •
  changes in environmental and other governmental regulations affecting the oil and gas industry;

  •
  variations in our quarterly results of operations or cash flows or those of other seismic data acquisition companies;

  •
  changes in our pricing policies or pricing policies of our competitors;

  •
  domestic and worldwide supplies and prices of, and demand for, oil and gas; and

  •
  changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

        The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

We do not expect to pay dividends on our common stock and various factors may hinder the declaration and payment of dividends in the future.

        We have never paid dividends and we do not expect to pay any dividends to our common stockholders. In addition, our current debt agreements contain, and future debt agreements will likely contain, provisions which would effectively prevent the payment of dividends.

Purchasers in this offering will suffer immediate and substantial dilution.

        If you purchase common stock in this offering, you will experience immediate and substantial dilution of $11.93 per share, based upon an assumed initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, because the price you pay will be substantially greater than the adjusted net tangible book value per share of $4.07 for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $2.62 per share when they purchased their shares of common stock, which is substantially less than the anticipated initial public offering price. See "Dilution" for a more detailed discussion of dilution.

Our certificate of incorporation and bylaws contain, and Delaware law contains, provisions that may prevent, discourage or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

        Our certificate of incorporation and bylaws contain, and Delaware law contains, provisions that could enable our management to resist a takeover attempt. These provisions:

  •
  limit the right of stockholders to act by written consent or call a special meeting of stockholders; and

  •
  authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

        These provisions could:

  •
  discourage, delay or prevent a change in the control of our company or a change in our management, even if the change would be in the best interests of our stockholders;

  •
  adversely affect the voting power of holders of common stock; and

  •
  limit the price that investors might be willing to pay in the future for shares of our common stock.

Our management and directors, along with certain stockholders, will beneficially own or control a majority of our common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

        Upon completion of this offering, our directors, officers and their affiliates will beneficially own, control or have substantial influence over approximately 48.5% of our outstanding common stock, and approximately 46.9% if the underwriters exercise their option to purchase additional shares in full. In addition, certain funds affiliated with Kelso & Company, L.P. will own approximately 34.4% of our outstanding common stock, and approximately 32.8% if the underwriters exercise their option to purchase additional shares in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deterring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about us and our industry. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, backlog, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. When we use words such as "anticipate," "believe," "estimate," "intend," "plan," "project," "forecast," "may," "should," "expect," "probably" or similar expressions, we are making forward-looking statements. Our forward-looking statements speak only as of the date made and we will not update forward-looking statements unless the securities laws require us to do so.

        Some of the key factors which could cause our future financial results and performance to vary from those expected include:

  •
  a decline in capital expenditures by oil and gas exploration and production companies;

  •
  an inability to effect the Proposed Refinancing Transactions and the terms we expect to obtain with respect to our Senior Notes and the New Revolving Credit Facility;

  •
  market developments affecting, and other changes in, the demand for seismic data and related services;

  •
  the timing and extent of changes in the price of oil and gas;

  •
  our ability to convert backlog to revenues;

  •
  our future capital requirements and availability of financing on satisfactory terms;

  •
  availability or increases in the price of seismic equipment;

  •
  availability of crew personnel and technical personnel;

  •
  competition;

  •
  technological obsolescence of our seismic data acquisition equipment;

  •
  the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

  •
  the effects of weather or other delays on our operations;

  •
  cost and other effects of legal proceedings, settlements, investigations and claims, including liabilities which may not be covered by indemnity or insurance;

  •
  governmental regulation; and

  •
  the political and economic climate in the foreign or domestic jurisdictions in which we conduct business.

        The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could cause our results or performance to differ materially from those we express or imply in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

 USE OF PROCEEDS

        We estimate the net proceeds from the sale of 7,000,000 shares of our common stock in this offering, after deducting underwriting discounts, fees and offering expenses, will be approximately $102.4 million to us, assuming an offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. We estimate that our net proceeds from the Proposed Senior Notes Offering will be approximately $195.0 million.

        If we do not complete our Proposed Senior Notes Offering we expect to use the net proceeds of this offering to repay approximately $25.0 million in indebtedness outstanding under our First Lien Term Loan Facility plus the accrued but unpaid interest thereon. The remaining net proceeds from this offering will be used for anticipated capital expenditures and general working capital purposes.

        If we do complete the Proposed Senior Notes Offering, we expect to use the net proceeds of this offering and the Proposed Senior Notes Offering to repay all of the approximate $113.9 million in indebtedness outstanding under our First Lien Term Loan Facility, the approximate $50.0 million in indebtedness outstanding under our Second Lien Credit Agreement, the approximate $5.4 million outstanding under our Construction Loan Agreement and our approximate $2.1 million of outstanding capital lease obligations, in each case, plus the accrued but unpaid interest thereon. The remaining net proceeds from this offering and the Proposed Senior Notes Offering will be used for anticipated capital expenditures and general working capital purposes.

        We intend to terminate our Existing Revolving Credit Facility upon repayment in full of the indebtedness outstanding under our Existing Credit Facilities. See "In connection with the closing of our Proposed Senior Notes Offering, we expect to enter into our New Revolving Credit Facility. Until such time as we enter into our New Revolving Credit Facility, our ability to finance our working capital needs may be limited" for a further discussion of risks relating to the termination of our Existing Revolving Credit Facility.

        The table below sets forth our anticipated use of the net proceeds from this offering, assuming that we do not consummate the Proposed Senior Notes Offering, and from this offering and the Proposed Senior Notes Offering assuming a concurrent closing. We currently do not anticipate immediately borrowing any funds under our New Revolving Credit Agreement upon the closing of that facility.

	Application of Proceeds of this Offering	Application of Proceeds of this Offering and the Proposed Senior Notes Offering
	(in thousands)
Repayment of First Lien Term Loan Facility	$25,000	$113,900
Repayment of Second Lien Credit Agreement	—	50,000
Repayment of Construction Loan Agreement	—	5,362
Repayment of Capital Lease Obligations	—	2,063
Capital Expenditures	40,000	40,000
General Working Capital Purposes	37,410	86,085

Total	$102,410	$297,410

        We expect to spend approximately $40.0 million on capital expenditures (excluding capital expenditures relating to our multi-client services) for property, plant and equipment in 2010, of which approximately $7.0 million is expected to be allocated to the maintenance of our facilities and equipment. The remaining approximately $33.0 million of our 2010 capital expenditures budget is expected to be allocated to the development and purchase of additional equipment, including the development of land and seafloor nodal technologies. The remaining net proceeds, consisting of approximately $37.4 million if we do not complete the Proposed Notes Offering and approximately $86.1 million if we do complete the Proposed Notes Offering, will be used for general corporate purposes and, pending such use, will be invested in cash equivalents. While we do not have any definitive plans regarding the application of these additional net proceeds, we may use a portion to expand our international operations. If the underwriters' over-allotment option is exercised in full, we would receive approximately an additional $25.7 million in net proceeds assuming an offering price of $16.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus. We expect that these additional net proceeds would be allocated to general corporate purposes.

        The First Lien Term Loan Facility matures on January 16, 2015, and as of December 31, 2009, there was approximately $113.9 million in indebtedness outstanding thereunder. Borrowings under the First Lien Term Loan Facility bear interest at a rate equal to LIBOR plus 5.25% or the prime rate plus 4.25%. Our First Lien Term Loan Facility has a LIBOR floor equal to 3.0%. The outstanding borrowings under the First Lien Term Loan Facility were incurred to refinance existing indebtedness.

        The Second Lien Credit Agreement matures on July 16, 2015, and as of December 31, 2009, there was approximately $50.0 million in indebtedness outstanding thereunder. Borrowings under the Second Lien Credit Agreement bear interest at a rate equal to LIBOR plus 9.0% or the prime rate plus 8.0%. Our Second Lien Credit Agreement has a LIBOR floor equal to 3.0%. The outstanding borrowings under the Second Lien Credit Agreement were incurred to refinance existing indebtedness.

        Our Construction Loan Agreement matures on September 30, 2019, and as of December 31, 2009, there was approximately $5.4 million outstanding thereunder. Loans outstanding under our Construction Loan Agreement bear interest at a fixed rate equal to 5.453%. Borrowings under that agreement were incurred to finance the construction of our headquarters facility.

        As of December 31, 2009, we had capital lease obligations of approximately $2.1 million bearing interest at rates ranging from 7.14% to 11.4% under capital leases which terminate starting in March 2010 and ending in September 2014. Those leases were entered into to finance the purchase of certain equipment.

        We will not receive any of the proceeds from the sale of shares of our common stock in this offering by the selling stockholders. Wayzata Opportunities Fund, LLC, one of the selling stockholders in this offering, is one of the lenders under our Second Lien Credit Agreement and will receive proceeds of approximately $45.0 million upon our repayment of that debt if we complete the Proposed Senior Notes Offering.

        In addition, an affiliate of one of the participating underwriters, Credit Suisse Securities (USA) LLC, is a lender under our Existing Credit Facilities and as a result of the repayment of indebtedness under our Existing Credit Facilities, will indirectly receive a portion of the proceeds of this offering. See "Underwiting."

        Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Indebtedness" for a description of our outstanding indebtedness.

        A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds from this offering by approximately $6.5 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) in the number of shares we sell in the offering will increase (decrease) our net proceeds by an amount equal to such number of shares multiplied by the public offering price, less underwriting discounts and commissions.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. Our Existing Credit Facilities significantly restrict our ability to declare dividends. In addition, the indenture governing our Senior Notes and the terms of our New Revolving Credit Facility will also significantly restrict our ability to declare and pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009:

  •
  on a historic basis;

  •
  on an as adjusted basis to give effect to this offering, the Stock Conversions and the application of proceeds from this offering; and

  •
  on a pro forma, as further adjusted basis to give effect to this offering, the Proposed Notes Offering, the Stock Conversions and the application of proceeds from this offering and the Proposed Notes Offering.

        You should read this table together with the sections of this prospectus entitled "Use of Proceeds," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2009
	Historical	Pro Forma, As Adjusted for this Offering		Pro Forma, As Further Adjusted for the Proposed Notes Offering
	(in thousands, except for per share data)
Cash and cash equivalents(1)(2)	$17,027	$94,437		$143,111
Existing Revolving Credit Facility(3)	$—	$—		$—
New Revolving Credit Facility	—	—		—
First Lien Term Loan Facility	113,900	88,900		—
Second Lien Credit Agreement	50,000	50,000		—
Senior Notes due 2017	—	—		200,000
Other debt(4)	8,053	8,053		628

Total debt(1)(5)	$171,953	$146,953		$200,628

Stockholders' equity:
Series A convertible preferred stock, $.01 par value: 50,000,000 shares authorized and 20,617,751 outstanding (historical); 5,000,000 shares authorized and no shares issued and outstanding (as adjusted)	$284	$—		$—
Class A common stock, $.01 par value: 30,000,000 shares authorized and 3,709,100 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	40	—		—
Class B common stock, $.01 par value: 120,000,000 shares authorized and 4,471,021 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	57	—		—
Common stock, $.01 par value: no shares authorized (historical); 100,000,000 shares authorized and 35,877,570 shares outstanding (as adjusted)	—	359		359
Additional paid-in-capital(1)	160,362	262,794		262,794
Treasury stock: 9,296,629 shares (historical); 9,296,629 shares (as adjusted)	(94,385)	(94,385)		(94,385)
Accumulated deficit	(2,430)	(2,894)	(6)	(4,542)	(6)

Total stockholders' equity(1)	$63,928	$165,874		$164,226

Total capitalization(1)	$235,881	$312,827		$364,854

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $6.5 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase

  (decrease) in the number of shares we sell in the offering will increase (decrease) our net proceeds by an amount equal to such number of shares multiplied by the public offering price, less underwriting discounts and commissions.

(2)
Cash and cash equivalents do not include approximately $5.3 million of restricted cash investments securing certain letters of credit.

(3)
We had no outstanding letters of credit issued under our Existing Revolving Credit Facility, resulting in $30.0 million available for borrowing under our Existing Revolving Credit Facility. Upon repayment of all of the indebtedness under our Existing Credit Facilities in connection with the Proposed Senior Notes Offering, we intend to terminate our Existing Revolving Credit Facility.

(4)
Historical balance as of December 31, 2009 includes capital lease obligations of approximately $2.1 million, approximately $5.4 million under our Construction Loan Agreement, and approximately $0.6 million of notes payable.

(5)
Excludes unamortized discount of approximately $2.1 million related to our Existing Credit Facilities.

(6)
Adjusted for a non-cash charge that will be incurred in connection with the repayment of indebtedness under the First Lien Term Loan Facility and the unamortized portion of the original issue discount thereon. In the event we do not complete the Proposed Senior Notes Offering, we will incur a non-cash charge of $0.5 million. In the event we complete this offering and the Proposed Senior Notes Offering, we will incur a non-cash charge of $2.1 million.

DILUTION

        Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, on a fully diluted basis. At December 31, 2009, we had a net tangible book value of $43.3 million, or $1.50 per share. After giving effect to the sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at December 31, 2009 would have been $145.7 million, or $4.07 per share. This represents an immediate increase in such net tangible book value of $2.57 per share to existing stockholders and an immediate and substantial dilution of $11.93 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of December 31, 2009	$1.50
Increase per share attributable to new public investors	2.57

Net tangible book value per share after this offering		4.07

Dilution per share to new investors		$11.93

        A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our net tangible book value by $6.5 million, the net tangible book value per share, after giving effect to this offering, by $0.18 per share and the dilution in net tangible book value per share to new investors in this offering by $0.82 per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) in the number of shares we sell in the offering will increase (decrease) our net proceeds by an amount equal to such number of shares multiplied by the public offering price, less underwriting discounts and commissions.

        The following table summarizes, on an as adjusted basis, set forth above as of December 31, 2009, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $16.00, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased(1)		Total Consideration
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders(2)	29,088,397	80.6%	$76,264,543	40.5%	$2.62
New public investors	7,000,000	19.4	112,000,000	59.5	16.00

Total	36,088,397	100%	$188,264,543	100%	$5.22

(1)
The number of shares disclosed for the existing stockholders includes 4,500,000 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholders in this offering.

(2)
With respect to our executive officers, directors and holders of more than 10% of our common stock, and assuming the exercise of all of their outstanding stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

	Shares Purchased	Total Consideration	Average Price Per Share
Affiliated persons	20,001,754	$156,381,408	$7.82

        On March 31, 2010 there were 28,877,570 shares of our common stock outstanding, held by 497 stockholders. Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 24,377,570 shares, or approximately 67.9% of the total number of shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to 11,500,000 shares, or approximately 32.1% of the total number of shares of common stock outstanding after this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by existing stockholders would be approximately 64.8% of the total number of shares outstanding after this offering and the number of shares of common stock held by new investors would be increased to 13,225,000 shares, or approximately 35.2% of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL INFORMATION

        The following table presents our summary historical financial data for the periods indicated. The data for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our audited financial statements. The financial data for the years ended December 31, 2007, 2008 and 2009 are included elsewhere in this prospectus. For further information that will help you better understand the summary data, you should read this financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes and other financial information included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future periods.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Statement of Operations Data:
Revenues(1)	$24,724	$83,577	$225,742	$376,256	$312,796
Operating expenses	17,488	66,717	188,702	319,451	262,168

Gross profit	7,236	16,860	37,040	56,805	50,628
Selling, general and administrative expenses	5,222	9,147	18,684	30,190	32,300

Income from operations	2,014	7,713	18,356	26,615	18,328
Interest expense, net	(551)	(3,752)	(10,745)	(22,384)	(18,613)
Other income (expense), net(2)	45	(125)	(233)	(6,250)	1,023

Income (loss) before income taxes	1,507	3,836	7,378	(2,019)	738
Income tax expense	495	1,934	4,941	6,027	293

Net income (loss)	$1,012	$1,902	$2,437	$(8,046)	$445

Net income (loss) per Class A common and Class B common share:
Basic	$1.49	$0.22	$0.29	$(0.98)	$0.05
Diluted	.64	0.08	0.09	(0.98)	0.02
Weighted average shares outstanding
Basic	680	8,772	8,369	8,174	8,188
Diluted	1,576	24,197	28,612	8,174 (3)	28,788
Cash Flows Data:
Cash flows provided by (used in) operating activities	$7,557	$(2)	$12,956	$41,113	$80,396
Cash flows used in investing activities	(9,613)	(73,494)	(83,554)	(84,699)	(53,280)
Cash flows provided by (used in) financing activities	6,272	104,819	51,011	57,110	(40,534)
Other Data (unaudited):
EBITDA	NM	$19,729	$51,454	$94,279	$99,441
EBITDA margin	NM	24%	23%	25%	32%
Balance Sheet Data:
Cash and cash equivalents(4)	$3,734	$36,507	$16,920	$30,444	$17,027
Total assets	34,192	172,648	253,444	329,652	316,620
Total debt, including capital leases and current portion(5)	14,824	63,979	130,366	213,990	171,953
Total liabilities	24,430	97,034	183,399	267,042	252,691
Total stockholders' equity	9,761	75,613	70,045	62,610	63,928

(1)
Includes $25.0 million and $24.5 million in recognized revenues generated from multi-client services in the years ended December 31, 2008 and 2009, respectively.

(2)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), other income (expense) and gains and losses on sales of assets.

(3)
Approximately 20,333,500 shares issuable upon the assumed conversion of Series A convertible preferred stock were excluded in the computation of diluted earnings per share for the year ended December 31, 2008, as the effect would have been antidilutive to the net loss for the period.

(4)
Cash and cash equivalents do not include restricted cash investments of approximately $1.5 million, $0, $2.4 million, $7.6 million and $5.3 million at December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(5)
Excludes unamortized original issue discount of approximately $0, $0, $0, $2.4 million, and $2.1 million at December 31, 2005, 2006, 2007, 2008, and 2009, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Information" section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company ("Southwestern Energy").

Key Accomplishments

        We have grown at a rapid pace since commercial operations began in May 2005, finishing 2009 with $312.8 million in revenues and $99.4 million in EBITDA for that year. See "Summary—Summary Historical Financial Information" for a definition of EBITDA and for a reconciliation of EBITDA to net income. During this period, we expanded not only our operational capabilities but also our service offerings to include land, transition zone and shallow marine seismic data acquisition, processing and interpretation services and multi-client services. Other recent highlights include:

  •
  Becoming what we believe to be one of the leading Western land seismic contractors as measured by the number of recording channels with approximately 151,500 recording channels owned or under long-term lease as of December 31, 2009.

  •
  Generating EBITDA as a percentage of our total revenues equal to 25% for the year ended December 31, 2008 and 32% for the year ended December 31, 2009.

  •
  Completing our first multi-client seismic data library project in January 2009. As of December 31, 2009, our multi-client seismic data library included completed seismic data sets with respect to more than 900 square miles of 3D seismic data, and we had three additional multi-client projects underway, representing more than 1,600 square miles of additional 3D seismic data.

  •
  Setting what we believe to have been, at that time, the world vibroseis productivity record in July 2008 on a project for BP in Oman. During the course of this project we collected over 12,000 recordings using 80,000 pound vibrators in a 24-hour period. Vibroseis is a seismic source method used to propagate acoustic energy into the earth over an extended period of time for purposes of acquiring seismic data.

  •
  Acquiring the assets and business of Weinman GeoScience, Inc. ("Weinman") in June 2008. Weinman's processing and interpretation services complement our seismic data acquisition services and enable us to offer our clients an expanded range of services.

  •
  Completing a project for ExxonMobil in 2009 involving over 100,000 recording channels which we believe to be the highest channel count land seismic project undertaken to date.

How We Generate Our Revenues

        We generate revenues by providing seismic data services and multi-client services to our clients. Our largest source of revenues as of December 31, 2009 was our seismic data services. Seismic data services revenues represented 92% and 93% of our revenues for the years ended December 31, 2009 and December 31, 2008, respectively. However, we believe the largest source of our revenues in 2010 will be from multi-client services.

        Seismic Data Services.    We generate revenues by conducting geophysical surveys for our clients on a contractual basis where our clients generally acquire all rights to the seismic data obtained through such survey. We also generate revenues by providing seismic data processing and interpretation services.

        Most of our seismic data services business is obtained through competitive bidding. We generally require approximately 30 days of preparation and diligence in order to prepare and submit a bid in response to a request for proposal. In certain circumstances, various factors, such as the difficulty of the terrain involved or remoteness of the survey area, may require considerably more time to prepare and submit a bid. Our clients usually ask us to quote a "turnkey" rate for each completed unit of recorded data, or they may ask for a "term rate" bid. When we perform work on a turnkey basis a defined amount and scope of work is provided by us for a fixed price and extra work, which is subject to client approval, is billed separately, whereas when we perform work on a term rate basis, one of our seismic crews is hired for a fixed fee per day. Current market conditions drive our portfolio of outstanding contracts in terms of pricing (turnkey, term rate or a combination of the two). We also enter into contracts that combine different pricing elements, such as a term rate contract with bonus incentives for early completion or achievement of certain performance metrics to maximize the economic incentives for both us and our client.

        We have entered into master service agreements with many of our clients. These agreements specify payment terms, establish standards of performance and allocate certain operational risks through indemnity and related provisions and are supplemented on a project-by-project basis with pricing terms and other project-specific terms. We invoice our clients monthly, and payment is typically made on a 60- to 90-day basis, with 90-day payments being more common with our international clients. Revenues from our seismic data services business are recognized when they are realizable and earned as services are performed based on the proportionate performance method. We defer unearned revenues until earned, and recognize losses in full when they occur.

        Our contracts typically provide that we remain responsible for the majority of costs and expenses associated with a particular project. We seek to manage the risk of delays through the inclusion of "standby rate" provisions. These provisions are included in most of our contracts and require payment to us of a reduced rate for a limited amount of time if we are unable to record seismic data as a result of weather conditions or certain other factors outside our control. The pricing for any seismic data acquisition project is primarily determined by the data quality requirement, resolution, program parameters, complexity and conditions including the timing, location and terrain and equipment required to complete the project.

        Many oil and gas exploration and production companies employ consultants to monitor the provision of our services in the field and audit the fees we charge for standby time. As a result, in the ordinary course from time to time we experience disagreements or disputes with our customers relating to our fees with respect to standby time. As of December 31, 2009, we had disputes with three customers involving invoices totaling approximately $19.3 million in the aggregate, approximately $9.1 million of which was recorded as revenues over the three-year period ending December 31, 2009, and a portion of which related to our charges for standby time. If the amount we ultimately recover with respect to any one of these disputed invoices is less than the revenue previously recorded with respect to such invoice, the difference will be recorded as an expense. Any such expense could have a materially adverse effect on future earnings. Although we believe none of these disputes has materially adversely affected our relationships with these clients, we may be required to exercise certain remedies in order to collect these receivables including pursuing arbitration against these clients.

        Multi-client Services.    We also generate revenues by offering seismic data acquisition services in a multi-client structure which allows our clients to share the costs of seismic data acquisition. We believe that revenues from our multi-client services will continue to grow as a percentage of our U.S. revenues and in 2010 will provide the majority of our revenues. Our multi-client services projects differ from our seismic data services projects in that we set the specifications of the program (with some input from our clients), generally handle all aspects of the seismic data acquisition and maintain ownership of the seismic data and its corresponding revenue stream. The seismic data sets that we have acquired through our multi-client shoots are included in our seismic data library. We expect to generate additional revenues through the license of seismic data sets in our seismic data library to clients on a non-exclusive basis ("late sales"). We recognize late sales revenues upon the execution by a client of a valid license agreement and granting of access to that client of licensed seismic data. Our seismic data licenses are typically transferable only under certain conditions, and only upon payment to us of a specified transfer fee.

        Revenues generated by our multi-client services result primarily from pre-funding commitments ("pre-commitments") by our clients for a particular multi-client seismic shoot. Pre-commitments are contractual obligations whereby a client funds (in advance of our delivery of seismic data) a portion of the price of the grant of a non-exclusive license for seismic data within a specific survey. The terms of the license typically set pricing on a per square mile basis, specify a defined survey area and include limitations on transferability of the underlying data. We retain ownership of the seismic data acquired and licensed in multi-client services which remains available for late sales. Generally, we target pre-commitments of approximately 80% of our expected investment in the program. In return for these pre-commitments, our clients typically have some influence with respect to project specifications and receive pre-commitment pricing. We may receive additional cash amounts as certain project milestones are reached. The cash inflows from these payments generally correspond to the timing of our cash expenses on a project. We record pre-commitment payments as deferred revenues when they are received and record them as revenue on the basis of proportionate performance. By reducing the late sales needed to recoup our investment, the pre-commitments we obtain for a multi-client shoot reduce the investment risk in the development of our seismic data library.

        In addition to acquiring seismic data sets through our own multi-client seismic shoots, in certain cases, we will grant a non-exclusive license to a client to a specific seismic data set in exchange for ownership of proprietary seismic data held by that client. In these cases, revenues are recorded and the seismic data capitalized at the fair market value of the seismic data received. Although these types of transactions do not generate immediate cash flow, we believe that such exchanges can enhance our multi-client library and will increase revenues generated by late sales.

        We believe that offering seismic data acquisition projects in a multi-client structure and licensing the data from our library is not only an effective business strategy in times of high capital spending, but also during times of industry-wide reductions in capital expenditures. The efficiencies we create by acquiring multi-client seismic surveys allow oil and gas exploration companies to acquire seismic data at a lower cost. The multi-client library also offers clients the opportunity to acquire data over a larger area than would otherwise be readily available to them. By acquiring data that relates to areas beyond the scope of their current holdings, our clients are better able to understand the attributes of the subsurface formations contained in their current holdings. This additional data also may assist our clients in assessing whether to acquire adjacent as yet unleased properties. Additionally, by purchasing a final product, our clients avoid the risk of incurring cost over-runs or liability as a result of the occupational health and safety hazards inherent in the process of seismic data acquisition.

        We completed our first multi-client data library project in January 2009. At the request of our customers, we have identified and commenced development of a number of additional multi-client programs within North America, including, among others, programs in the Haynesville and Eagle Ford shales. We expect the cumulative contribution of programs launched in 2009 will be reflected in future revenues. These programs are also expected to generate additional pre-commitments and late sales in future periods.

        Subject to client demands, we also expect to identify and launch new multi-client programs in 2010.

        The following table summarizes data for our multi-client services:

	Year Ended December 31,
	2007	2008	2009
	(in millions)
Multi-client recognized revenues	$—	$25.0	$24.5
Cash investment in multi-client library assets	—	25.2	34.4
Capitalized depreciation(1)	—	3.0	3.7
Non-cash data exchange asset	—	—	8.9
Total capitalized investment at cost (cumulative, at period end)	$—	$28.2	$75.2
Less: Accumulated amortization of multi-client library assets	—	19.1	37.8

Multi-client net book value (at period end)	$—	$9.1	$37.4

(1)
Represents capitalized cost of the equipment owned and leased by us and utilized in connection with a multi-client seismic shoot.

How We Evaluate Our Operations

        We evaluate our land, transition zone and shallow marine projects on a project basis and as a whole using similar performance metrics. In addition, our management utilizes a variety of financial and productivity metrics to analyze and monitor our performance. These metrics include, but are not limited to, the following:

  •
  safety performance rates;

  •
  selling, general and administrative expenses ("SG&A") as a percentage of revenues;

  •
  our EBIT and EBITDA in absolute terms and as a percentage of revenues; and

  •
  the level of pre-commitment funding for our multi-client projects.

        The information generated using the foregoing metrics is an important part of our operational analysis. We apply these metrics to monitor operations separately for each of our projects and analyze trends to determine the relative performance of each. We seek to have strong centralized financial analysis and controls to allocate our crews, combined with local decision-making and flexibility in the delivery of services to maximize client satisfaction.

Recent Trends Affecting Our Business

        The seismic data services industry historically has been cyclical. Volatility in oil and gas prices can produce significant changes in the demand for seismic services and the prices seismic contractors can negotiate for their services. Oil and gas exploration, development, exploitation and production spending levels traditionally have been heavily influenced by expected future prices of oil and natural gas. Prior to mid-2008, the oil and gas industry saw significant increases in activity resulting from high commodity prices for oil and natural gas. We benefited from this increased spending. However, during the period from mid-2008 through mid-2009, oil and natural gas prices declined significantly, which resulted in significant curtailments in capital expenditures by independent oil and gas companies, including spending for seismic data acquisition services. Following this precipitous decline in oil and natural gas prices, we recorded a net loss in 2008 of $8.0 million.

        Our business model is designed to maintain strong financial performance through challenging business environments. For example:

  •
  We reduce costs when market conditions require it. For example, in anticipation of lower demand for seismic services in the wake of declining commodity prices, we reduced our crew activity thereby lowering operating expenses, excluding depreciation and amortization, by $63.8 million, or 25.9%, to $182.9 million for the year ended December 31, 2009 from $246.7 million for the year ended December 31, 2008.

  •
  We lease idle equipment to strategic partners on a short-term basis.

  •
  We temporarily source equipment from strategic partners to manage peak equipment needs and release the equipment when complete.

        Our EBITDA margin increased from 25% for the year ended December 31, 2008 to 32% for the year ended December 31, 2009. Our revenues have increased from $24.7 million for 2005 to $312.8 million for 2009.

        We have observed a trend among certain of our clients to direct an increasing portion of their seismic data budgets toward the licensing of data on a non-exclusive basis from multi-client seismic data libraries. Notably, within North America, the present focus on unconventional resource plays (e.g., the Haynesville, Marcellus and Eagle Ford shales, among others) is prompting an examination by our clients of whether acquiring seismic data on a multi-client basis is a more cost effective allocation of resources than acquiring seismic data on a proprietary basis. Should such a trend continue, we expect the relative mix of our revenues between our seismic data services and multi-client services could shift more toward multi-client services within the North American market. We have not yet observed a similar trend in overseas markets where we currently expect seismic data services will continue to constitute the majority of the services we provide.

        As discussed further under "Financial Operations Overview—Operating Expenses" and "—Public Company Expenses", our results of operations can be negatively affected by factors outside our control, such as weather, and will be affected by the increased costs of being a public company, including costs incurred in connection with this offering and the Proposed Notes Offering. We believe that as a result of several factors, including this expected increase in costs, we may experience a net loss for the quarter ended June 30, 2010.

Financial Operations Overview

        We use revenue growth and EBITDA margin as metrics to measure our performance.

        Revenues.    A substantial portion of our revenues are generated from either large projects or multiple projects from a limited number of clients. As a result, a small number of clients typically represent a significant amount of our revenues in any particular period. For the year ended December 31, 2009, we had three clients that each represented more than 10% of our revenues and combined were responsible for approximately 64% of our revenues for the period: ExxonMobil (37%), ONGC (16%) and BP (11%). For the year ended December 31, 2008, two clients each represented more than 10% of our revenues and combined were responsible for approximately 24% of our revenues for that period: Southwestern Energy (13%) and ONGC (11%). Because we work on different projects for various clients on a regular basis, it is not uncommon for our top clients to change from year to year. For example, no single client represented more than 10% of our revenue in each of the last three years. ONGC was the only client responsible for greater than 10% of our revenue in both 2008 and 2009, and Southwestern Energy was the only client responsible for greater than 10% of our revenues in both 2007 and 2008. Of our ten largest clients in those periods, only one was in the top ten in all three periods.

        The table below presents for the years ended December 31, 2007, 2008 and 2009, our revenue concentration in our clients representing 10% or more of our revenues.

	Year Ended December 31,
% of Total Revenues	2007	2008	2009
Largest Client	30%	13%	37%
Second Largest Client	14%	11%	16%
Third Largest Client(1)	12%	9%	11%

Top three Clients	56%	33%	64%

(1)
Less than 10% presented for comparison purposes in this table.

        Revenues generated from our international operations are primarily attributable to providing seismic data services. Since December 31, 2006, the percentage of revenues that we derive from international operations has increased from 11% for the year ended December 31, 2006 to 42% for the year ended December 31, 2009. We believe the international seismic data services market continues to provide significant growth opportunities for the company.

        Operating Expenses.    Our operating expenses are primarily a function of our seismic data recording crew count, make-up and utilization levels on a project-by-project basis. Our productivity depends largely on the equipment utilized, seismic survey design, operating efficiency and external factors such as weather and third party delays. Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days, competing uses of land and adverse weather negatively affects our ability to provide services in certain regions. In order to minimize the effect of seasonality on our assets, we have diversified our operations in a manner such that our equipment is mobile between regions and countries and our common-platform equipment also works to improve crew productivity by allowing us to move equipment and people between crews as needed with minimal compatibility issues. Certain costs, such as equipment rentals and leases, depreciation, certain labor, some repair and maintenance, and interest payments, are fixed and are incurred regardless of utilization, and account for a significant percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions, reduced demand, equipment failures or other causes can result in significant operating losses, which affects our profitability.

        Public Company Expenses.    We believe that our SG&A expenses will increase as a result of becoming a public company. We anticipate that this increase will be due to the cost of increased accounting support services, Sarbanes-Oxley Act compliance, filing annual and quarterly reports with the SEC, investor relations, directors' fees, directors' and officers' insurance and registrar and transfer agent fees, which we expect to incur on an ongoing basis after the completion of this offering. Our consolidated financial statements following this offering will reflect the effect of these increased expenses and will affect the comparability of our financial statements with periods prior to the completion of this offering.

        Taxes.    Our effective tax rate has varied widely in prior periods, and has trended significantly higher than the U.S. federal statutory tax rate of 35% for a number of reasons, including state income tax liabilities, the taxation of certain income streams in multiple jurisdictions, and the disallowance of certain contractor per-diem payments and other expenses for tax purposes. In addition, as a result of our operations in various overseas jurisdictions, we are subject to a number of different tax regimes that have significantly affected our effective tax rates in some cases. For example, in some countries we are subject to a withholding tax on our revenues regardless of our profits.

        We expect that our overall effective tax rate in future periods will generally trend modestly higher than the U.S. federal statutory rate. However, we cannot assure you that our effective tax rate will decline. We could experience significantly higher effective rates in different periods as a result of the factors described above.

        As of December 31, 2009, we had approximately $40.1 million in U.S. net operating loss ("NOL") carryforwards and foreign NOL carryforwards of $30.6 million. The U.S. NOLs have a carryforward period of 20 years and expire through 2028 if not utilized. The foreign NOLs have carryforward periods of up to 10 years.

        EBITDA Margin.    Our EBITDA margins for the years ended December 31, 2007, 2008 and 2009 were 23%, 25% and 32%, respectively. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses or have been able to successfully offset lower revenues by reducing our expenses, as we did in the last quarter of 2008 and the year ended December 31, 2009. The EBITDA margin of our international operations historically has been lower than that achieved from our domestic operations. The EBITDA margin of our international operations has been adversely affected by the initial costs associated with the development and expansion of our international operations, such as the establishment of branch offices, marketing alliances and the mobilization of equipment and personnel to overseas locations. In addition, equipment failures and additional regulatory requirements have contributed to lower EBITDA margins for our international operations. Although the profitability of our international operations will continue to be adversely affected by factors not present in our domestic operations, we believe the profitability of our international operations will increase as we complete the expenditures necessary to establish our international operations. Generally, the EBITDA margin on multi-client services is higher than that for seismic data services due to the significant amortization associated with our multi-client assets.

        Backlog.    Our backlog consists of contracted seismic data acquisition and multi-client unrecognized pre-commitments. Our estimated backlog as of March 31, 2010 was approximately $145.0 million as compared to $247.9 million as of March 31, 2009. Our estimated backlog as of March 31, 2009 included a single $100.0 million contract for seismic data services, all of which was realized during 2009. Backlog estimates are based on a number of assumptions and estimates including assumptions related to foreign exchange rates, proportionate performance of contracts and our valuation of assets, such as seismic data, to be received by us as payment under certain agreements. The realization of our backlog estimates are further affected by our performance under term rate contracts, as the early or late completion of a project under term rate contracts will generally result in decreased or increased, as the case may be, revenues derived from these projects. Contracts for services are occasionally modified by mutual consent and may be cancelable by the client under the circumstances described in "Business—Overview of Our Operations—Service Contracts." Consequently, backlog as of any particular date may not be indicative of actual operating results for any future period. See "Risk Factors—Our backlog estimates are based on certain assumptions and are subject to unexpected adjustments and cancellations and thus may not be timely converted to revenues in any particular fiscal period, if at all, or be indicative of our actual operating results for any future period."

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities such as backlog. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue Recognition:

  Seismic Data Services

        Our seismic services are provided under cancelable service contracts, which vary in terms and conditions. We recognize revenue in accordance with the terms of the contract. These contracts are "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements, we recognize revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements, period revenue is recognized on a day-rate basis. Under certain contracts where the client pays separately for the mobilization of equipment to the project site, we recognize these mobilization fees as revenue during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work. We also receive reimbursements for certain other out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenues as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, customers are billed in advance of services performed which we recognize as deferred revenues.

  Multi-client Services

        We acquire new seismic data to add to our multi-client data library under contractual arrangements where we obtain pre-commitments from one or more customers. In return for the commitment, the customer typically gains the right to influence project specifications, advance access to data as it is being acquired and receive pre-commitment pricing. Revenues under these arrangements are generated from these pre-commitments as well as late sales from the licensing of multi-client data on a non-exclusive basis. Revenues from the creation of new seismic data are recognized (i) when we have an arrangement with the customer that is validated by a signed contract and a licensing arrangement, (ii) when the sales price is fixed and determinable, (iii) when collection is reasonably assured, and (iv) throughout the creation period using the proportionate performance method based upon quantifiable measures of progress such as square mile or linear kilometer of data acquired. We record amounts invoiced and/or collected under pre-commitment agreements as deferred revenue prior to the performance of services. We believe that this method is the most reliable and representative measure of progress for our seismic data creation projects.

        Revenues from late sales are recognized when (i) we have a licensing arrangement with the customer that is validated by a signed contract, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, and (iv) the customer has selected the specific data or the contract has expired without full selection and the license term has begun. As of December 31, 2009, we had recorded $11.1 million in revenues from late sales including $8.9 million in a non-cash data exchange. All costs directly incurred in acquiring, processing and otherwise completing a seismic survey are capitalized into the multi-client library.

        We establish amortization rates based on the estimated future revenues (both from pre-commitments and late sales) on an individual survey basis. The underlying estimates that form the basis for the sales forecast depend on historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting our customer base, expected changes in technology and other factors. The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, an impairment loss may be recorded relative to the seismic data library, which could be material to any particular reporting period. However, under no circumstance will an individual survey carry a net book value greater than a four-year straight-line amortized value. This is accomplished by comparing the cumulative amortization recorded for each survey to the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. Amortization expense of the multi-client seismic data was $0, $19.1 million and $18.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

        Allowance for Doubtful Accounts.    We estimate our allowance for doubtful accounts receivable (billed and unbilled) based on our past experience of historical write-offs, our current client base and our review of past due accounts. However, the inherent volatility of the energy industry's business cycle can cause swift and unpredictable changes in the financial stability of our clients.

        Impairment of Long-lived Assets.    In accordance with the guidance for accounting for impairment or disposal of long-lived assets, we evaluate the recoverability of property and equipment and our multi-client data library if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property and multi-client data library is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

        For the multi-client data library, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component's remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component's carrying amount. The difference between the library component's carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge. There were no impairment charges recognized in the statements of operations during the years ended December 31, 2007, 2008 and 2009.

        Depreciable Lives of Property, Plant and Equipment.    Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of the useful life of a particular asset is based on circumstances that exist in the seismic industry and information available to our management at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over one to ten years depending on the classification of the asset.

        Tax Accounting.    We account for our income taxes in accordance with FASB ASC 740, which includes FASB Interpretation 48 and requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, including foreign tax credits, measuring the total deferred tax asset or liability using the applicable tax rate and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. The process involves making forecasts of current and future years' taxable income and unforeseen events may significantly affect these estimates. Those factors, among others, could have a material effect on our provision or benefit for income taxes.

        Stock-Based Compensation.    The Company accounts for stock-based compensation in accordance with FASB ASC 718, which requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The fair value of the award must be re-measured at each reporting date through the settlement date, with changes in fair value recognized as compensation expense of the period. FASB ASC 718 requires that we use an option-pricing model, adjusted for the unique characteristics of those instruments, to determine fair value as of the grant date of the stock options. In so doing, we use the Black-Scholes-Merton option-pricing model, which requires various assumptions as to interest rates, volatility, dividend yields and expected lives of stock-based awards.

Revenues

        The following table sets forth our consolidated revenues for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in millions, except percentages)
Seismic data services	$225.7	100%	$351.3	93%	$288.3	92%
Multi-client services	0	0	25.0	7	24.5	8

Total	$225.7	100%	$376.3	100%	$312.8	100%

Revenues by Region

        The following table sets forth our consolidated revenues by region for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in millions, except percentages)
U.S.	$158.1	70%	$152.8	41%	$180.1	58%
Latin America	25.2	11	104.6	28	41.8	13
EAME(1)	42.4	19	77.5	20	40.0	13
Asia Pacific	0	0	41.4	11	50.9	16

Total	$225.7	100%	$376.3	100%	$312.8	100%

(1)
Europe, Africa, Middle East.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

  Revenues

	Year Ended December 31,
	2008		2009
	(in millions, except percentages)
Seismic data services	$351.3	93%	$288.3	92%
Multi-client services	25.0	7	24.5	8

Total	$376.3	100%	$312.8	100%

        We recorded revenues of $312.8 million for the year ended December 31, 2009 compared to $376.3 million for the year ended December 31, 2008, a decrease of $63.5 million, or 16.9%. The majority of this decrease is attributable to a reduction in demand for our seismic data services caused by generally lower exploration and production spending by our clients.

        We recorded revenues from seismic data services of $288.3 million for the year ended December 31, 2009 compared to $351.3 million for the year ended December 31, 2008, a decrease of $63.0 million, or 17.9%. Revenues in the U.S. market increased to $180.1 million for the year ended December 31, 2009 from $152.8 million for the year ended December 31, 2008, an increase of $27.3 million driven by several large projects for major IOCs in 2009. In Latin America, we had $41.8 million in revenues for the year ended December 31, 2009 compared to $104.6 million for the year ended December 31, 2008, a decrease of $62.8 million, largely driven by a reduction in the number of crews active in 2009. In EAME during the years ended December 31, 2009 and 2008 we recorded revenues of $40.0 million and $77.5 million, respectively, a decrease of $37.5 million also driven by a reduction of our crew activity in the first three quarters of 2009. In the Asia Pacific market, revenues increased to $50.9 million for the year ended December 31, 2009 from $41.4 million for the year ended December 31, 2008, an increase of $9.5 million. The increase was the result of increased crew activity within the region during the fourth quarter of 2009.

        We recorded revenues from multi-client services of $24.5 million for the year ended December 31, 2009 compared to $25.0 million for the year ended December 31, 2008, a decrease of $0.5 million, or 2.0%. As of December 31, 2008, we had completed a large portion of the acquisition activities of the multi-client surveys then underway. Total pre-commitments that had not been recognized as revenue were $9.7 million and $92.8 million on December 31, 2008 and 2009, respectively.

        For the year ended December 31, 2009, $13.4 million of our multi-client revenues were from the recognition of pre-commitments and $11.1 million were from late sales. In 2008, all of our multi-client services revenues were generated through the recognition of pre-commitments and none were from late sales.

        Operating Expenses.    Operating expenses, excluding depreciation and amortization, decreased by $63.8 million, or 25.9%, to $182.9 million for the year ended December 31, 2009 from $246.7 million for the year ended December 31, 2008. Operating expenses, excluding depreciation and amortization, are closely tied to crew activity. Substantially all of the decrease in the year ended December 31, 2009 in dollar terms was the result of reduced crew operating activity during the period, as described in "Revenues" above. In addition, several large, high productivity projects underway during this period increased overall operating efficiency compared to the year ended December 31, 2008. Operating expenses, excluding depreciation and amortization, as a percentage of revenue, declined to 58.5% in 2009 from 65.6% in 2008, an improvement of 7.1%.

        Selling, General and Administrative Expenses.    SG&A, excluding depreciation and amortization, increased by $2.5 million, or 8.6%, to $31.5 million for the year ended December 31, 2009, from $29.0 million for the year ended December 31, 2008. This increase is primarily from bad debt expense which increased by $4.1 million for the year ended December 31, 2009. This increase in bad debt expense was partially offset by cost reductions, mostly in corporate staff headcount, made in response to a decrease in demand for our services during this period. SG&A, excluding depreciation and amortization, net of bad debt expense, declined by $1.1 million in the year ended December 31, 2009, and represented 8.8% of revenues in 2009 compared to 7.6% of revenues in 2008.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased by $6.2 million, or 8.4%, to $80.1 million for the year ended December 31, 2009, from $73.9 million for the year ended December 31, 2008. This increase is primarily the result of depreciation and amortization expense other than multi-client amortization which increased by $6.7 million to $61.5 million for the year ended December 31, 2009 from $54.8 million for the year ended December 31, 2008, an increase of 12.2%. Gross fixed assets increased to $299.7 million on December 31, 2009 from $260.6 million on December 31, 2008, an increase of 15.0%. In addition, amortization associated with our multi-client library decreased by $0.5 million in the year ended December 31, 2009 to $18.6 million from $19.1 million in the year ended December 31, 2008.

        Interest Expense, Net.    Interest expense, net, decreased by $3.8 million, or 17.0%, to $18.6 million for the year ended December 31, 2009, from $22.4 million for the year ended December 31, 2008. This reduction in interest expense is due in large part to the $3.6 million of capitalized debt issuance costs written off and prepayment penalties incurred with the refinancing of our secured credit facilities in January 2008 and the lower interest rates resulting from lower LIBOR in 2009 as compared to 2008. Cash interest expense under the term and revolving portions of our Existing Credit Facilities, including payments made under our interest rate contracts, was $15.0 million for the year ended December 31, 2009, compared to $17.5 million for the year ended December 31, 2008.

        Other Income (Expense), Net.    Other income, net, increased by $7.2 million to $1.0 million for the year ended December 31, 2009 from an expense of $6.2 million for the year ended December 31, 2008. The main item driving the increase was a $5.2 million foreign exchange loss in 2008, compared to a $0.2 million gain in 2009. The increase also includes an unrealized gain of $0.8 million on the carrying value of the interest rate hedge held as a requirement under our Existing Credit Facilities in 2009 compared to an unrealized $1.2 million loss in 2008.

        Income Tax Expense.    For the year ended December 31, 2009 we had an income tax expense of $0.3 million compared to $6.0 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Revenues

	Year Ended December 31,
	2007		2008
	(in millions, except percentages)
Seismic data services	$225.7	100%	$351.3	93%
Multi-client services	0	0	25.0	7

Total	$225.7	100%	$376.3	100%

        We recorded revenues of $376.3 million for the year ended December 31, 2008 compared to $225.7 million for the year ended December 31, 2007, an increase of $150.6 million, or 66.7%. We recorded revenues from seismic data services of $351.3 million for the year ended December 31, 2008 compared to $225.7 million for the year ended December 31, 2007, an increase of $125.6 million, or 55.6%. In Latin America, we had $104.6 million in revenues for the year ended December 31, 2008 compared to $25.2 million for the year ended December 31, 2007, respectively, an increase of

$79.4 million largely driven by an increase in crews active in 2008. In EAME during the same periods we recorded revenues of $77.5 million and $42.4 million, respectively, an increase of $35.1 million also driven by an increase in crews active in 2008. In the Asia Pacific market revenues increased to $41.4 million for the year ended December 31, 2008 from $0 for the year ended December 31, 2007, an increase of $41.4 million driven by a large marine contract for an NOC in 2008. These increases were partially offset by a loss of revenues in the U.S. market, where revenues decreased $5.3 million to $152.8 million for the year ended December 31, 2008 from $158.1 million for the year ended December 31, 2007. The decrease in the U.S. market was driven primarily by a strategic shift in our corporate strategy from proprietary data acquisition services to multi-client services.

        We recorded revenues from multi-client services of $25.0 million for the year ended December 31, 2008. We contracted our first multi-client survey in January 2008. Prior to that time, none of our revenues came from our multi-client services.

        Operating Expenses.    Operating expenses, excluding depreciation and amortization, increased by $90.5 million, or 57.9%, to $246.7 million for the year ended December 31, 2008 from $156.2 million for the year ended December 31, 2007. Operating expenses, excluding depreciation and amortization, are closely tied to crew activity. The increase is in large part the result of our increased crew count as described in "Revenues" above and to a lesser extent, additional expenses incurred in connection with the recent addition of our seismic data processing and multi-client library services in 2008. Operating expenses, excluding depreciation and amortization, as a percentage of revenue, fell to 65.6% in 2008 from 69.2% in 2007 an improvement of 3.6%.

        Selling, General and Administrative Expenses.    SG&A, excluding depreciation and amortization, increased by $11.1 million, or 62.0%, to $29.0 million for the year ended December 31, 2008 from $17.9 million for the year ended December 31, 2007. SG&A expense increased in absolute terms due to expenditures associated with the growth of our global operations, including an increase in expenditures relating to our international administrative and support infrastructure. SG&A represented 7.7% of revenues in 2008 compared to 7.9% of revenues in 2007.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased by $40.6 million, or 121.9%, to $73.9 million for the year ended December 31, 2008 from $33.3 million for the year ended December 31, 2007. This increase is in large part the result of amortization expense associated with the sale of multi-client data for the year ended December 31, 2008, which increased to $19.1 million from $0 for the year ended December 31, 2007. In addition, our fixed asset base increased as a result of our growth and the fact that most assets acquired in 2007 contributed less than a full year of depreciation expense in 2007 while contributing a full year of depreciation expense in 2008. Gross fixed assets increased to $260.6 million on December 31, 2008 from $205.2 million on December 31, 2007, primarily as a result of the purchase of new equipment during the year ended December 31, 2008.

        Interest Expense, Net.    Interest expense, net, increased by $11.7 million, or 109.3%, to $22.4 million for the year ended December 31, 2008 from $10.7 million for the year ended December 31, 2007. The increase is the result of the increase in cash interest expense arising out of the increased indebtedness associated with enlarging our Existing Credit Facility from $130 million to $170 million and the write-off of capitalized debt issuance costs, including prepayment penalties, in connection with the refinancing of our secured credit facilities of $1.0 million and $3.6 million in 2007 and 2008, respectively. In addition, in 2008 indebtedness outstanding under our Existing Credit Facilities bore higher interest rates than in prior periods under the previous facility. From 2007 to 2008, LIBOR spreads applicable to the indebtedness under our First Lien Term Loan Facility and Second Lien Credit Agreement increased from 3.50% to 4.75% and 6.25% to 8.50%, respectively.

        Other Expense, Net.    Other expense, net, increased by $6.0 million to $6.2 million for the year ended December 31, 2008 from $0.2 million for the year ended December 31, 2007. The increase was primarily the result of a net $5.2 million foreign exchange loss, which included a $5.4 million foreign exchange loss related to our Latin American operations. We also had a $1.2 million unrealized loss on the carrying value of the interest rate hedge held as a requirement under our Existing Credit Facilities.

        Income Tax Expense.    Income tax expense increased by $1.1 million, or 22.4%, to $6.0 million for the year ended December 31, 2008 from $4.9 million for the year ended December 31, 2007. The increase is due to increased profitability in foreign tax jurisdictions and related withholding taxes.

Results of Operations

Consolidated Results of Operations

        The following table sets forth our consolidated results of operations for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	(in millions)
Statement of Operations Information:
Revenues	$225.7	$376.3	$312.8
Expenses
Operating expenses (excluding depreciation and amortization)	156.2	246.7	182.9
Selling, general and administrative expenses (excluding depreciation and amortization)	17.9	29.0	31.5
Depreciation and amortization expense(1)	33.3	73.9	80.1
Interest expense, net	(10.7)	(22.4)	(18.6)
Other income (expense), net(2)	(0.2)	(6.2)	1.0
Income tax expense	4.9	6.0	0.3

(1)
Does not include amortization of debt issuance costs included in interest expense (see our financial statements included in this prospectus for more information).

(2)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), and other income and gains and losses on assets.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated by the seismic data services and multi-client services we provide to our clients, borrowings under our Existing Credit Facilities, debt financings such as capital leases and the construction loan relating to our headquarters. Our primary uses of capital include the acquisition of seismic data recording equipment, multi-client data for our library, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new crews and to enhance the capabilities of and maintain existing crews. We also use capital to fund the working capital required to launch new crews and operate existing crews. Our cash position, consistent with our revenues, depends to a large extent on the level of demand for our services. We supplement cash from operations with borrowings under our Existing Revolving Credit Facility periodically from time to time as the need arises. The nature of our capital sources and uses is not expected to change during 2010.

        As of December 31, 2009, we had total liquidity of $47.0 million consisting of:

  •
  Borrowing capacity under our Existing Revolving Credit Facility of $30.0 million; and

  •
  Available cash and cash equivalents of $17.0 million.

        We are required to post letters of credit or performance bonds in connection with a number of our international seismic data acquisition contracts as security for the performance of our obligations under those contracts. As of December 31, 2009, we had no outstanding letters of credit issued under our Existing Revolving Credit Facility. Other letters of credit totaling $5.3 million were secured with the cash identified as "Restricted cash investments" on our balance sheet as of December 31, 2009.

        For purposes of local payroll and other operating expenses we typically maintain cash balances with local banks in many of the foreign jurisdictions in which we operate. In some jurisdictions, our ability to transfer such cash balances to our U.S. based banks can require a period of weeks, or even months, due to local banking and other regulatory requirements. We do not consider the cash balances maintained in such accounts to be material.

        The table below summarizes certain measures of liquidity and capital expenditures, as well as our sources of capital from internal and external sources, for the years ended December 31, 2007, 2008 and 2009 (or, in the case of cash and cash equivalents, as at the end of such periods)

	Year Ended December 31,
	2007	2008	2009
	(in millions)
Financial Measure
Net cash provided by operating activities	$13.0	$41.1	$80.4
Net cash used in investing activities	(83.6)	(84.7)	(53.3)
Net cash provided by (used in) financing activities	51.0	57.1	(40.5)
Cash and cash equivalents	16.9	30.4	17.0
Capital expenditures(1)	94.7	89.1	71.2

(1)
Includes cash and non-cash expenditures for property and equipment and multi-client library.

        During the preparation of our consolidated financial statements for the six-month period ended June 30, 2009, we identified a significant deficiency in our internal controls with respect to our reconciliation of bank accounts. In response to this significant deficiency, we dedicated qualified personnel to timely reconcile each of our bank accounts.

        Operating Activities.    We rely primarily on cash flows from operations to fund working capital for current and future operations. Net cash provided by operating activities totaled $80.4 million for the year ended December 31, 2009, $41.1 million for the year ended December 31, 2008 and $13.0 million for the year ended December 31, 2007. The increase in operating cash flows of $39.3 million for the year ended December 31, 2009 compared to the year ended December 31, 2008 was predominantly the result of cash provided by an increase in deferred revenue. Deferred revenue provided $3.1 million cash in 2008 and $33.5 million cash in 2009, an increase of $30.4 million or 77.4% of the total increase in operating cash flow. The increase in deferred revenue is the result of the expansion of our multi-client activity. A significant portion of multi-client program pre-commitments are often received before corresponding revenue is recognized. Changes in accounts receivable consumed $9.2 million in 2009 as compared to $22.3 million in 2008, a difference of $13.1 million. Two factors were responsible for most of this change: (i) lower revenues in 2009 as compared to 2008 led to the collection of outstanding receivables without a corresponding replacement of receivables and (ii) reduced average days payable outstanding, which was primarily driven by our largest client remitting invoices inside of our payment terms. The increase in net income from a $8.0 million loss in 2008 to a $0.4 million profit in 2009 contributed $8.4 million to the increase in operating cash flow in 2009 as compared to 2008. Changes in accounts payable and accrued expenses consumed $1.8 million in 2009 as compared to $10.3 million in 2008, a difference of $8.6 million. Changes in non-cash expense items including depreciation and amortization, taken as a whole, also contributed $4.5 million to the increase in operating cash flow in 2009 as compared to 2008. The most significant offsetting factors to the increase in cash flow from operations 2009 as compared to 2008 were income taxes receivable and payable which together consumed $13.8 million cash in 2009 and contributed $1.4 million cash in 2008, a difference of $12.4 million.

        Investing Activities.    Cash used in investing activities totaled $53.3 million for the year ended December 31, 2009, $84.7 million for the year ended December 31, 2008 and $83.6 million for the year ended December 31, 2007. The $31.4 million decrease in cash used in investing activities in 2009 as compared to 2008 is primarily the result of a decrease in capital equipment purchases of $28.7 million, the $10.0 million used in connection with the purchase of the business and assets of Weinman and $2.2 million in restricted cash released in 2009 compared to an increase of $5.2 million in 2008. These decreases in investing cash flow in 2009 as compared to 2008 were partially offset by increased investment in our multi-client library of $9.2 million and $5.9 million in insurance proceeds in 2008.

        Investing activities in the year ended December 31, 2009, the year ended December 31, 2008, and the year ended December 31, 2007 consisted primarily of the acquisition of new seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new and existing crews. Investments in our multi-client seismic data library, which we began building in 2008, totaled $34.4 million and $25.2 million for the years ended December 31, 2009 and 2008, respectively. In addition, we financed $3.1 million, $11.1 million and $13.3 million of equipment through capital leases and accounts payable in the years ended December 31, 2009, 2008, and 2007, respectively. These are included on our statement of cash flows and the notes to our consolidated financial statements under the heading "Note 14—Supplemental Cash Flow Information."

        Investing activities in 2010 are expected to consist primarily of investments in our multi-client seismic data library and equipment purchases.

        Financing Activities.    Financing activities used $40.5 million in cash in the year ended December 31, 2009. In the years ended December 31, 2008 and 2007, financing activities generated $57.1 million and $51.0 million in cash, respectively. Financing activities in 2009 consisted of borrowings and repayments of loans under our Existing Revolving Credit Facility (net use of $25.8 million), proceeds from and principal payments on long-term debt (net use of $3.5 million including $5.4 million generated through a debt financing of our Missouri City headquarters), principal payments on capital lease obligations ($5.1 million) and $6.2 million used to repurchase common stock. Financing activities in 2008 and 2007 consisted primarily of proceeds of, and expenses incurred in connection with, the refinancing (upsizing) of our term loans and, in 2007, from the sales and repurchases of our Series A convertible preferred stock.

        Please see our financial statements presented elsewhere in this prospectus for more information on our operating, investing, and financing cash flows.

        We are party to a $150.0 million first lien credit agreement, dated January 16, 2008 (our "First Lien Credit Agreement"), with Credit Suisse, as administrative agent and collateral agent, and a $50.0 million second lien term loan agreement, dated January 16, 2008 (our "Second Lien Credit Agreement"), with Credit Suisse, as administrative agent and collateral agent. We refer to our First Lien Credit Agreement and our Second Lien Credit Agreement collectively as our "Existing Credit Facilities." Our First Lien Credit Agreement consists of a $120.0 million senior secured term loan facility (our "First Lien Term Loan Facility"), which matures on January 16, 2015, and a $30.0 million senior secured revolving credit facility (our "Existing Revolving Credit Facility"), which matures on January 16, 2014. Our Existing Revolving Credit Facility also provides us with a sub-facility for letters of credit of up to $30.0 million less the amount of revolving loans then outstanding. Our Second Lien Credit Agreement matures on July 16, 2015.

        On October 30, 2009, we amended certain terms of each of our Existing Credit Facilities (the "Amendments"). Prior to the effective date of the Amendments, loans outstanding under our First Lien

Term Loan Facility bore interest at a rate equal to LIBOR plus 4.75% or the prime rate plus 3.75%. Pursuant to the Amendments, loans outstanding under our First Lien Term Loan Facility now bear interest at a rate equal to LIBOR plus 5.25% or the prime rate plus 4.25%. Prior to the effective date of the Amendments, loans outstanding under our Existing Revolving Credit Facility bore interest at a rate that declined, based upon our leverage ratio, from LIBOR plus 4.75% or the prime rate plus 3.75% to LIBOR plus 3.50% or the prime rate plus 2.50%. Pursuant to the Amendments, loans outstanding under our Existing Revolving Credit Facility now bear interest at a rate that declines, based upon our leverage ratio, from LIBOR plus 5.25% or the prime rate plus 4.25% to LIBOR plus 4.00% or the prime rate plus 3.00%. Prior to the effective date of the Amendments, loans outstanding under our Second Lien Credit Agreement bore interest at a rate equal to LIBOR plus 8.50% or the prime rate plus 7.50%. Pursuant to the Amendments, loans outstanding under our Second Lien Credit Agreement now bear interest at a rate equal to LIBOR plus 9.00% or the prime rate plus 8.00%. The Amendments also provided for a minimum LIBOR under the Existing Credit Facilities equal to 3.00%.

        As partial consideration for the Weinman Acquisition, on December 10, 2008 we issued our unsecured convertible promissory notes (the "Weinman Notes") in the aggregate principal amount of $6.6 million and $5.4 million to the former stockholders of Weinman. The Weinman Notes bore a per annum interest rate equal to 8.0%. On June 15, 2009, we converted $8.0 million in aggregate principal amount of the Weinman Notes into 657,354 shares of our common stock. In the third quarter of 2009 we repaid the remaining balance of the Weinman Notes in full.

        On February 13, 2008, we entered into a loan agreement with Citibank, N.A. (our "Construction Loan Agreement") to provide financing for the construction of our headquarters facility. On August 28, 2009 we amended this loan agreement in order to extend the maturity date to September 30, 2019 and to reduce the availability for borrowing to $5.4 million, the aggregate principal amount then outstanding. Borrowings under this loan agreement bear interest at a fixed per annum rate of 5.453%. All our obligations under our Construction Loan Agreement are secured by a first lien mortgage on our headquarters facility.

        We have a variety of capital leases and notes payable outstanding that are customary in our industry. Our estimated total future minimum lease payments under capital leases as of December 31, 2009 were approximately $2.1 million.

        Capital Expenditures.    Capital expenditures for the years ended December 31, 2009, 2008 and 2007 were $71.2 million, $89.1 million and $94.7 million, respectively. The $71.2 million capital expenditures in 2009 consisted of $18.3 million for equipment upgrades for existing crews, $5.9 million for the construction of our new corporate headquarters, and $47.0 million invested in our multi-client library, comprised of a cash investment of $34.4 million, $3.7 million of capitalized depreciation, and $8.9 million of non-cash data exchange. In 2008, we invested $28.2 million in our multi-client library, comprised of $25.2 million in cash investment and $3.0 million in capitalized depreciation.

        Under our First Lien Credit Agreement, we may not incur capital expenditures in excess of $110.0 million in 2009 and $90.0 million in each year thereafter. However, to the extent our aggregate capital expenditures in any year are less than that permitted, the terms of our First Lien Credit Agreement permit us to add the unused portion of such permitted capital expenditures to the maximum amount of capital expenditures permitted for the immediately following year. Unless we enter into our New Revolving Credit Facility as contemplated in connection with the Proposed Refinancing Transactions, we expect our aggregate permitted capital expenditures for 2010 to be limited to a maximum of $140.0 million as a result of the roll forward of approximately $50.0 million, the unused portion of our 2009 permitted capital expenditures. Investments in our multi-client library are considered capital expenditures for purposes of compliance with the covenants of our Existing Credit Facilities. As a result, absent the termination or refinancing of our Existing Revolving Credit Facility, we could be prevented from pursuing certain future multi-client library seismic data acquisition opportunities.

        We expect to spend approximately $40.0 million on capital expenditures (excluding capital expenditures relating to our multi-client services) for property, plant and equipment in 2010, of which approximately $7.0 million is expected to be allocated to the maintenance of our facilities and equipment. The remaining approximately $33.0 million of our 2010 capital expenditures budget is expected to be allocated to the development and purchase of additional equipment, including the development of land and seafloor nodal technologies. We expect that our capital budget for 2010 will increase to include expenditures with respect to our multi-client services, subject to the demands of our clients to expand current multi-client projects and opportunities to initiate and develop new multi-client projects that achieve our pre-commitment funding targets.

        We continuously reevaluate our capital budget based on market conditions and other factors and may defer or accelerate capital expenditures depending on market conditions or our ability to obtain capital on attractive terms. Depending on the market demand for seismic services or other growth opportunities that may arise, we may require additional debt or equity financing.

        We believe that our current working capital, projected cash flow from operations, and available capacity under our Existing Revolving Credit Facility or, in the event we consummate the Proposed Senior Notes Offering, the net proceeds from our Proposed Senior Notes Offering will be sufficient to meet our capital requirements for our existing operations for the next 12 months. Although we expect to continue generating positive cash flow from our operations, events beyond our control may affect our financial condition or results of operations. These events include, but are not limited to, a significant drop in prices for oil and natural gas and a corresponding drop in demand for our services.

Contractual Obligations

        The following table summarizes the payments due in specific periods related to our contractual obligations as of December 31, 2009:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Debt obligations	$169.9	$2.0	$2.7	$2.8	$162.4
Capital lease obligations	2.1	1.8	0.3	0.0	—
Operating lease obligations(1)	13.7	9.0	4.5	0.2	—

Total	$185.7	$12.8	$7.5	$3.0	$162.4

(1)
Includes minimum obligations for leased marine vessels.

Off Balance Sheet Arrangements

        We do not currently have any off balance sheet arrangements.

New Accounting Pronouncements

        On September 30, 2009, we adopted changes issued by the Financial Accounting Standards Board ("FASB") to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification™ ("FASB ASC" or "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also authoritative sources of GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on our consolidated financial statements.

        On January 1, 2009, we adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the consolidated financial statements. These provisions will be applied at such time as a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

        Effective January 1, 2009, we adopted changes issued by the FASB on April 1, 2009 to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period, otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature, and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies.

        On January 1, 2009, we adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The adoption of this change did not have a material impact on our results of operations or financial position.

        On January 1, 2009, we adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change did not have a material impact on our results from operations or financial position.

        On June 30, 2009, we adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes did not have a material impact on our results of operations or financial position.

        On June 30, 2009, we adopted changes issued by the FASB to fair value disclosures of financial instruments. These changes require a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized, in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value. The adoption of these changes did not have a material impact on our results of operations or financial position.

        On June 30, 2009, we adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued, otherwise known as "subsequent events." Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the financial statements as management already followed a similar approach prior to the adoption of this new guidance.

        In October 2009, the FASB issued changes to the accounting for revenue recognition under multiple-deliverable revenue arrangements. These changes address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. These changes are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt these changes retrospectively for all prior periods. Management is currently evaluating the requirements of these changes and has not yet determined the impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        The primary sources of market risk are the volatility of oil and gas prices and the concentration of our clients in the oil and gas industry. The volatility of oil and gas prices may have a positive or negative effect on demand and pricing for our services. The concentration of substantially all of our clients in the oil and gas industry may have a positive or negative effect on our exposure to credit risk since all of our clients are similarly affected by changes in industry and economic conditions.

        We regularly maintain deposits in our bank accounts in excess of the $250,000 guaranteed by the Federal Deposit Insurance Corporation. We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Borrowings under our Existing Credit Facilities bear floating-rate interest, at our option, based on LIBOR or the prime rate. On February 14, 2008, we increased our interest rate hedge, as required by our Existing Credit Facilities, to $85.0 million (50% of the term loans). This two-year interest rate hedge effectively capped the three-month LIBOR rate at 5.00% and set the floor at 1.81% through its Maturity in February 2010. We do not enter into interest rate hedges or other derivatives for speculative purposes. A 50 basis point increase in the interest rates under our current facilities would increase the borrowing cost of our debt outstanding at December 31, 2009 by approximately $0.8 million per year.

Client Credit Risk

        Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of unsecured trade receivables. In the normal course of business, we provide credit terms to our clients. Accordingly, we perform ongoing credit evaluations of our clients and maintain allowances for possible losses.

Inflation

        To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

Foreign Exchange

        We conduct business in many foreign countries. We are subject to foreign exchange risks because our contracts may, from time-to-time, be denominated in currencies other than the U.S. dollar while a significant portion of our operating expenses and income taxes accrue in other currencies. Movements in the exchange rates between the U.S. dollar and other currencies may adversely affect our financial results.

        Historically, we have not attempted to hedge foreign exchange risk. For the year ended December 31, 2009, approximately 12% of our revenues was recorded in foreign currencies, and we recorded net foreign exchange gains of $0.2 million, or 0.1% of revenues. In 2008, we recorded net foreign exchange losses of $5.2 million, or 1.4% of revenues, which included $5.4 million of foreign exchange losses related to our Latin American operations. Foreign exchange losses in previous years have been immaterial.

        We attempt to match our foreign currency revenues and expenses in order to balance our net position of receivables and payables in foreign currency. Nevertheless, during the past three years, foreign-denominated revenues have exceeded foreign-denominated payables primarily as a result of contract terms required by our NOC clients. Our management believes that this will continue to be the case in the future.

BUSINESS

Our Company

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to design horizontal drilling programs, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company ("Southwestern Energy").

        We provide seismic data acquisition for land, transition zone and shallow marine areas, including challenging environments such as marshes, forests, jungles, arctic climates, mountains and deserts. Our management team has significant operational experience in most of the major U.S. shale plays, including the Haynesville, Barnett, Bakken, Fayetteville, Eagle Ford and Woodford, where we believe our high resolution RG3D seismic solutions are particularly well-suited.

        Our operations management team has extensive industry experience, having served in senior leadership roles with Petroleum Geo-Services ASA ("PGS"), Compagnie Générale de Géophysique—Veritas ("CGGVeritas"), Western Geophysical and its successor, WesternGeco, a business unit of Schlumberger Limited. Our Chief Executive Officer, Richard Degner, was President of PGS Onshore Inc., a division of PGS, and has over 25 years of seismic data industry experience. Our operations management team has operated in over 60 countries, and has developed long-term client relationships around the world.

        We currently own, or operate under long-term leases, approximately 151,500 recording channels. Our recording channels and systems operate on a common technology platform which provides operational scalability and efficiency. This operational scalability and efficiency enables us to execute on large and technologically complex projects. For example, we recently completed a project for ExxonMobil that we believe to be the largest and one of the most technologically complex land seismic data acquisition projects undertaken to date involving the deployment of over 100,000 recording channels.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

Our high resolution RG3D seismic solutions

        As a result of our extensive experience designing and implementing seismic data acquisition programs in a variety of environments, and our use of the latest technologies available in the industry, we provide our clients with high resolution seismic data. We have a common technology platform and configured its design in order to perform high channel count seismic data acquisition projects which increase the resolution, or "trace density," and other advanced attributes of the data. We believe our high resolution RG3D seismic solutions can help our clients more effectively identify and develop oil and gas reserves.

International footprint with extensive experience operating in challenging environments

        We operate globally in many challenging environments including marshes, forests, jungles, arctic climates, mountains and deserts. Our recent experience includes executing on projects in Mexico, Colombia, Argentina, Chile, Peru, Georgia, Uganda, Algeria, Iraq, Oman and India. In addition, our operations management team has experience operating in over 60 countries. To further extend our footprint and complement our skills, we selectively engage in strategic alliances with foreign partners that enhance our relationships with regional clients, offer commercial and regulatory guidance and provide access to local facilities, equipment and personnel.

Operational efficiency and flexibility

        We manage our crews and projects with a focus on efficiency so that our projects may be completed in less time and at a lower cost, thereby improving our margins. The equipment we employ is an important factor in our success, as our common platform allows us to easily and efficiently allocate components and people to meet specific project objectives while also maximizing utilization. Our operational flexibility also allows us to quickly reallocate our equipment and crews across our global operations in response to our business or client needs. This can be particularly important to our clients who face lease expiration deadlines. In addition, our integrated product offering provides us with flexibility to be responsive to our clients' specific needs. For example, on a recent project in Algeria for BP, we successfully deployed our advanced processing services directly in the field thereby reducing the time required to deliver processed seismic data.

Blue chip client base

        Members of our management have long-standing relationships with blue chip clients including NOCs such as ONGC and Pemex and major IOCs such as BP, ConocoPhillips and ExxonMobil. Although the terms of our master service agreements with our clients do not guarantee future business, we believe that our status as an approved service provider with numerous industry participants and our past performance with these clients enhances our ability to win new business. Historically our NOC and IOC clients have represented a significant percentage of our revenues.

Strong operations management team with extensive industry experience and relationships

        Our operations management team averages more than 25 years of industry experience, having served in a variety of roles and senior positions at other seismic companies, including PGS, CGGVeritas, Western Geophysical and its successor, WesternGeco. We believe that the knowledge base, experience and relationships that our management team has extends our operating capabilities, improves the quality of our services, facilitates access to clients and underlies our strong reputation in the industry.

Our Strategies

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

Continue to advance our high resolution RG3D seismic solutions

        We intend to continue providing our clients with high resolution seismic technology and processing in order to help our clients make more informed decisions regarding their exploration and development programs. We are committed to providing our clients the most advanced technologies in the market and have made recent investments in the design and development of advanced seismic technology such as land nodal recording systems and tethered seafloor nodal systems. Our land nodal recording systems, if successfully developed, are intended to operate autonomously and record continuously. Our tethered seafloor nodal systems, if successfully developed, are intended to operate in deep water with the goal of providing higher quality and more cost effective data than that provided by towed streamers. In addition, we have invested in multi-component recording equipment which provides additional information compared to standard, single component recording channels. To complement our investment in equipment technology, we will continue to develop and expand our processing and interpretation capabilities, which we believe benefits both our data acquisition and multi-client seismic services businesses.

Enhance and expand client relationships

        We intend to continue enhancing our relationships with our existing clients by seeking to perform services for them in new geographic regions, as well as by continuing to provide the latest technologies and an integrated suite of services. For example, BP awarded us a high resolution seismic project in Algeria after we successfully completed a project for them in Oman. Additionally, we intend to build relationships with new clients through our reputation for high quality services, operational flexibility and our ability to provide higher-end integrated service offerings throughout the world.

Expand our multi-client seismic data library

        We intend to continue investing in seismic data surveys for our multi-client seismic data library. Our focus is on oil and gas basins that our clients believe have the highest potential for development. For example, we recently completed a multi-client seismic shoot in the Southwestern U.S. that was sponsored by Anadarko, Chesapeake, Marathon Oil Corporation and others. We also recently launched multi-client programs in the Bakken, Eagle Ford, Haynesville and Marcellus shale plays. We target pre-committed funding from our clients of approximately 80% of our expected investment in our multi-client program. To date, the average pre-commitments received for our completed multi-client programs has exceeded our 80% target.

Expand our marine services operations

        We plan to increase our use of ocean bottom cable and other seafloor recording technologies to extend the application of our high resolution RG3D seismic solutions further into the deep water environment. We are currently investing in the design and development of equipment, including seafloor nodal technology, that, if successful, will combine seismic sensors and data recording technology in a manner that does not require cabling or an external power source.

Attract and retain talented, experienced employees

        Our senior management and employees have an established track record of successfully executing seismic data projects. As we have done since inception, we intend to continue hiring industry experts with a broad experience base and extensive client relationships. We believe this valuable mix of skills and relationships will continue to improve our service offerings and facilitate our continued growth.

Our Challenges

        We face a number of challenges in implementing our strategies. For example:

  •
  If the current economic downturn continues for an extended period of time or commodity prices become depressed or decline, our results of operations could be adversely affected.

  •
  Spending on services such as ours is subject to rapid and material change. Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations.

  •
  Our revenues are subject to fluctuations beyond our control, which could adversely affect our results of operations in any financial period.

  •
  Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

  •
  We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

  •
  We have had losses in the past and there is no assurance of our profitability for the future.

  •
  We are dependent upon a small number of significant clients.

  •
  Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to continue investing in the latest technology, we may not be able to compete effectively.

  •
  We have invested, and expect to continue to invest, significant amounts of money in acquiring and processing seismic data for our seismic data library without knowing precisely how much of this seismic data we will be able to sell or when and at what price we will be able to sell such data.

        For further discussion of these and other challenges we face, see "Risk Factors" beginning on page 10.

Industry Overview

        Seismic data is acquired by introducing acoustic energy into the earth through controlled seismic energy sources. Seismic energy sources can consist of truck mounted vibration equipment in accessible terrain, explosives such as dynamite in more difficult terrain, or boat mounted air guns in shallow water and marine areas. In environments requiring the use of explosives, shot holes are drilled to the necessary depth and an explosive charge is placed securely in the hole. Vibroseis is a method used to propagate energy signals into the earth over an extended period of time as opposed to the near instantaneous energy provided by impulsive sources such as dynamite. The sound waves created by vibration equipment or dynamite are reflected back to the surface and collected by seismic sensors referred to as "geophones", which measure ground displacement, or "hydrophones", which measure pressure waves in marine environments. One or more strategically positioned seismic sensors are connected to a recording channel which transmits the data to a central recording location. Generally speaking, the higher the number of recording channels employed in a given survey, the richer the data set that is produced. A typical project, which in our industry is referred to as a "shoot" or a "seismic shoot", involves the use of thousands, and sometimes tens of thousands, of channels recording simultaneously over the survey area. Seismic data is used to pinpoint and determine the locations of subsurface features favorable for the collection of hydrocarbons, as well as define the make-up of the sedimentary rock layers and their corresponding fluids.

        A seismic survey is acquired with a surface geometry—a grid of seismic energy sources and receivers extending over very large areas. The size of this grid varies with and depends on the size, depth and geophysical characteristics of the target to be imaged. The lines must be accurately positioned, so the location of each source and receiver point is obtained using either GPS, inertial, or conventional optical survey methods depending upon the vegetation and environment in the prospect area. Seismic receivers and cables are deployed on the surface of the area being surveyed at regular intervals and patterns to measure, digitize and transmit reflected seismic energy to a set of specialized recording instruments located at a central location. The transportation of cables, geophones and field recording equipment can be by truck, boat or helicopter depending upon the terrain and environment within the area to be imaged.

        Two-dimensional ("2D") seismic data is recorded using straight lines of receivers crossing the earth's surface, and once processed, allowing geophysicists to only see a profile of the earth. Commercial development of three-dimensional ("3D") imaging technology began in the early 1980s and was a significant milestone for the industry. 2D seismic data surveys are generally used only to identify gross structural features; 3D seismic data surveys, which provide information continuously through the subsurface volume within the bounds of a survey, have proven effective in providing detailed views of subsurface structures. The increased use of 3D seismic data by the oil and gas industry in the 1980s helped drive significant increases in drilling success rates as better data quality allowed operators to optimize well locations and results. While prior to 1980 all seismic data acquired was 2D, today the vast majority of seismic data acquired is 3D, of which high density 3D is a growing component.

        More recently the industry has seen the development of four-dimensional ("4D") imaging technology. Also known as time lapse seismic, 4D seismic data incorporates numerous 3D seismic surveys over the same reservoir at specified intervals of time. 4D seismic data is a production tool that can help determine changes in flow, pressure and saturation. By scanning a reservoir over a given period of time, the flow of the hydrocarbons within can be traced and better understood. This is beneficial because, as hydrocarbons are depleted from a field, the pressure and composition of the fluids may change. Additionally, 4D seismic data can help geologists understand how a reservoir reacts to gas injection or water flooding and can help locate untapped pockets of oil or gas within the reservoir.

        Multi-component recording equipment outlines both compressional and shear waves given off by a seismic source. The additional data collected through multi-component recording equipment helps to provide geologists and geophysicists a greater understanding of the properties of subsurface structures.

        Seismic data processing operations use complex mathematical algorithms to transform seismic data acquired in the field into 2D profiles, or 3D volumes of the earth's subsurface or 4D time-lapse seismic data. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, designing horizontal drilling programs, selecting drilling sites and managing producing reservoirs.

        Seismic data acquisition can be further delineated by the environment of operation as set forth below:

Land seismic data acquisition

        For land applications, geophones are buried, or partially buried, to ensure good coupling with the surface and to reduce wind noise. Burying geophones in the ground is a manual process and may involve anywhere from a few to more than 100 people depending on the size of the seismic crew and the terrain involved. Cables that connect the geophones to the recording system may also be deployed manually, or in some cases, automatically from a vehicle depending on the terrain. The acoustic source for land seismic data acquisition is typically a fleet of large hydraulic vibrator trucks, but may also be explosives detonated in holes drilled for such purposes.

        On a typical land seismic survey, the seismic recording crew is supported by a surveying crew and a drilling crew. The surveying crew lays out the receiver locations to be recorded and, in a survey using an explosive source, identifies the sites which the drilling crew creates for the explosive charges that produce the necessary acoustical impulse. In other surveys a mechanical vibrating unit, such as a vibrator truck, is used as the seismic energy source. The seismic crew lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. A fully staffed seismic land crew typically consists of at least one party manager, one instrument operator, head linesman and crew laborers. The number of individuals on each crew is dependent upon the size and nature of the seismic survey.

Transition zone seismic data acquisition

        In the transition zone area where land and water come together, elements of both land data acquisition and shallow marine data acquisition are employed. Transition zone seismic data acquisition is similar to ocean bottom cable applications in that both hydrophones and geophones are lowered to the ocean floor. However, due to the shallow water depth, only small vessels and manual labor can be used to deploy and retrieve the cables. Additionally, the source vessels and source arrays must be configured to run in shallower water. In transition zone areas consisting of swamps and marshes, explosives must be used as an acoustic source in addition to air guns. Our equipment allows us to record a seamless line from land, through the transition zone, and into the shallow marine environment.

Marine seismic data acquisition

        In deep water environments, large ships typically tow streamer arrays that contain the sensors used to acquire seismic data. In shallow water, the ocean bottom cable method, where cables with attached geophones and hydrophones are placed directly on the bottom, is more common due to superior data quality and the ability of the smaller ships to get into shallower water. In both cases, high-pressure air gun arrays serve as the seismic energy source. We are capable of performing shallow marine surveys in water depths up to approximately 150 feet. We do not participate in towed streamer seismic data acquisition.

        We believe the following industry trends should benefit our business and provide the basis for our long-term growth:

Demand for new energy resources combined with increasing difficulty of locating and producing new oil reserves

        According to the International Energy Agency, worldwide oil demand is expected to grow by approximately 24% from 2008 to 2030. To meet growing world demand and to offset steep decline rates from existing proved oil resources, significant quantities of new oil reserves must be discovered. Accordingly, exploration and production companies are increasingly required to access reservoirs that are typically smaller, deeper or have other complex characteristics. In addition, existing fields which have previously been shot with older technologies are being re-shot with newer, high resolution seismic technology in connection with efforts to increase their production, identify previously bypassed reserves, and locate new prospective drilling locations.

Increased industry focus on unconventional plays, including natural gas shales in North America and internationally

        Technical advances in horizontal drilling and new well completion techniques have greatly enhanced the ability of oil and gas companies to produce natural gas from unconventional resource plays such as natural gas shales. As a result, domestic shale gas resources have become a significant contributor to recent increases in U.S. natural gas production and reserves. In particular, seismic data is useful in designing horizontal drilling programs to avoid unfavorable geologic drilling textures that may increase drilling costs. Using the experience derived from the development of domestic shales, exploration and production companies have also begun to focus on shale gas resources on a global scale. Because many of these resources are located in areas that have not experienced significant historical oil and gas production, large amounts of new seismic data will be required as companies delineate the extent of shales and evaluate drilling inventories and leasing opportunities. High resolution 3D seismic data, such as that obtained through our RG3D seismic solutions, is also commonly used to formulate and implement completion techniques in shale gas reservoirs.

Significant advances in seismic data technologies

        We believe that recent advances in seismic data equipment, technologies and processing capabilities, such as those that enable our high resolution RG3D seismic solutions, have improved not only the efficiency of seismic data acquisition but also the usefulness of the data provided. We believe that demand for our services will increase as clients become familiar with the benefits of more advanced seismic technologies, including higher density 3D and multi-component seismic data which uses multiple geophones or accelerometers to record all components of reflected acoustic energy. While seismic data historically has been used solely as an exploration tool, higher resolution seismic images are now used in applications such as designing horizontal drilling programs, formulating well completion techniques and for 4D reservoir monitoring.

Many large NOCs and IOCs have maintained consistent levels of exploration and production capital expenditures

        Despite the industry downturn beginning in late 2008, many large and well capitalized oil and gas companies have maintained consistent levels of capital spending. Because large oil and gas development projects can take several years before a field is productive, many large companies take a longer term view of commodity prices in setting capital budgets.

Overview of Our Operations

Seismic Data Services

        We provide our clients seismic data acquisition, processing and interpretation services. For our seismic data acquisition services, our clients typically request a bid for a seismic survey based on their survey design specifications. In some cases, we are shown a prospect area and asked to propose and bid on a survey of our own design. In other cases, we may be able to propose modifications in the process or scope of a proposed project in ways intended to create value, in which case we are able to propose and bid on an alternative survey design. Once the scope of the work is defined, either we or the client will undertake to obtain the required land access consents and permits. Once the required consents and permits are obtained, we survey the prospect to determine where the energy sources and receivers would be best located. Our crews then place the geophones and energy sources into position, activate the energy sources, collect the data generated and deliver the data sets to the client. In some cases, data interpretation and processing is included in the total package bid, and in others it is bid separately. Where possible, we seek to combine our seismic data acquisition with processing and interpretation services. Throughout the entire process, we coordinate with our client in an effort to add value at each stage of seismic data acquisition, processing and interpretation. We believe that this integrated offering of seismic data services allows us to sell multiple or bundled services that offer our clients greater value and helps us to capture the highest available margins.

Multi-client Services

        We also offer seismic data acquisition services in a multi-client structure, which allows our clients to share the costs of seismic data acquisition. Our multi-client service projects differ from our seismic data service projects in that we set the specifications of the program (with some input from our clients), generally handle all aspects of the acquisition, from permits to processing, and maintain ownership of the seismic data and associated rights after the project is completed, including any revenue stream.

        We include the seismic data sets that we have acquired through our multi-client shoots in our seismic data library, from which we license seismic data sets to clients on a non-exclusive basis. Our seismic data licenses are typically transferable only under limited circumstances and only upon payment to us of a specified transfer fee. Substantially all costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. In addition to acquiring seismic data sets through our multi-client seismic shoots, in certain cases we will grant a non-exclusive license to a specific seismic data set to a client in exchange for ownership of complementary proprietary seismic data held by that client.

        We believe that offering seismic data acquisition services in a multi-client structure and licensing the data from our library is not only an effective business strategy in times of high capital spending, but also during times of industry-wide reductions in capital expenditures. The efficiencies we create by acquiring multi-client seismic surveys allow oil and gas exploration companies to acquire seismic data at a lower cost and with less risk. We avoid significant speculative risk by targeting pre-commitments of approximately 80% of our estimated investment in a portfolio.

Equipment Sourcing and Suppliers

        Our equipment can be divided generally into three categories: energy sources, such as vibrator trucks and airguns; receiving and recording equipment, such as geophones, recording channels and recording hardware; and boats, vehicles and other transportation equipment.

        Since 2005, we have assembled what we believe to be one of the largest inventories of seismic recording equipment among Western seismic companies. Our inventory includes approximately 151,500 recording channels, 87 state-of-the-art ION AHV-IV vibrator energy sources, 11 vessels (including two marine source vessels and nine general purpose vessels), 24 shot-hole drills, five self-sufficient camps, and more than 200 light and heavy vehicles, all terrain vehicles and other equipment necessary to support our operations. We believe the equipment we have selected is an important factor in our success for several key reasons: our equipment is generally newer and thus more reliable than the older equipment still in use in the industry; our common platform allows us to easily and efficiently mix and match components and people to tailor a crew to the specific objective of the project while maximizing utilization; and our latest-generation equipment combined with the large number of channels under our control allow us to design and record the increasingly higher resolution surveys that our clients require.

        Although historically we owned substantially all of the equipment used in our operations, we currently own approximately 103,500 recording channels and lease on a long-term basis approximately 48,000 recording channels. In addition, from time to time we enter into short-term leasing and equipment sharing agreements with certain of our competitors. These arrangements allow us to cost effectively expand our access to required equipment and provides a revenue stream from our own equipment that would otherwise be idle.

        We currently purchase a majority of our recording equipment from Sercel, Inc. Pursuant to a volume purchasing agreement, Sercel has agreed to provide us with most-favored client pricing on our recording equipment purchases. In addition, Sercel is our preferred supplier of conventional land or transition zone data acquisition equipment. The parent company of Sercel is one of our competitors. If competitive pressures were to become such that Sercel would no longer sell to us, we would have to source equipment from an increasingly competitive marketplace. See "Risk Factors—Key suppliers or their affiliates may compete with us." There are currently only three manufacturers from whom we could purchase replacement equipment. In addition, we obtain our seismic vibrator equipment from ION Geophysical Corporation, an entity which in the future could become a competitor, either directly or by merging or partnering with another competitor. See "Risk Factors—We have supply arrangements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations."

Service Contracts

        Our seismic data acquisition contracts generally provide for payment for mobilization, data acquisition and demobilization. Mobilization payments are intended to cover, or partially offset, the costs of moving equipment and personnel to a new job location. Demobilization payments are intended to cover, or partially offset, the costs of returning equipment and personnel from the job location.

        Seismic data acquisition is generally paid for on a turnkey or term rate (also referred to as "day-rate") basis or on a combination of both methods. A turnkey contract provides for a fixed fee to be paid per square mile of data acquired. Term rate contracts provide for payments based on agreed rates per units of time, which are typically expressed in number of days. Our contracts generally contain provisions that require our clients to pay a standby rate for periods during which a project is delayed. However, these provisions may not cover all instances of delay, or may be limited in duration.

        Our contracts generally permit our clients to terminate a contract upon payment of an early termination fee plus the demobilization fee for an early termination that occurs after we mobilize to the job. Our contracts generally provide for a lesser fee if a client elects to terminate before we have mobilized.

        Our international agreements generally require arbitration for contract dispute resolution. We endeavor to have these international arbitrations conducted in London under English law and in English. We have been generally successful in obtaining such provisions, except in contracts for services in Latin America which tend to require arbitration in the local country and in Spanish.

        Most of our contracts provide for payment in U.S. dollars. Often we elect to receive a portion of a contract payment in the local currency for use in paying local payroll and other local expenses.

Marketing

        Our seismic services are primarily marketed from our corporate headquarters. While we rely upon the traditional utilization of our key personnel in making sales calls, we also receive a significant amount of projects through word-of-mouth referrals and repeat client business. As our industry reputation continues to develop, we expect this and the reputation of our personnel to generate further business opportunities.

Competition

        Seismic data services for the oil and gas industry have historically been highly competitive. Success in marketing seismic services is based on several factors, including price, crew experience, equipment availability, technological expertise, reputation for quality and dependability.

        We consider our principal competitors in the seismic data services markets to be CGGVeritas, WesternGeco, PGS, Geokinetics Inc., Bureau of Geophysical Prospecting Limited (an affiliate of Chinese National Petroleum Corporation), Dawson Geophysical Company and TGC Industries, Inc. CGGVeritas, WesternGeco, Seitel Inc. and Geophysical Pursuit Inc. are our principal competitors in providing multi-client services.

Properties

        We own a building complex in the greater metropolitan Houston, Texas area that we use as our corporate headquarters. Our headquarters consists of office and warehouse space totaling approximately 92,000 square feet.

        We lease and operate seismic data acquisition and processing facilities in Dallas, Texas, Denver, Colorado and Mumbai, India. We also lease field offices in Colombia, Argentina and Algeria.

Legal Proceedings

        We are subject to periodic lawsuits, arbitrations, investigations, disputes and claims, including environmental claims and employee related matters, arising in the ordinary conduct of our business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

        In the ordinary course from time to time we experience disputes with customers relating to our fees charged in connection with seismic data acquisition. For example, as of December 31, 2009, we were involved in disputes with three clients with respect to billings totalling in the aggregate $19.3 million, approximately $9.1 million of which was recorded as revenue over the three-year period ending December 31, 2009. We have initiated arbitration proceedings with British Gas and expect to proceed to arbitration with BP, our third largest client in 2008, with respect to a project in our EAME region that was completed in 2009.

Employees

        As of December 31, 2009, we had approximately 818 employees serving in various capacities. None of our employees is party to a collective bargaining agreement. We consider our relationship with our employees to be good. In addition to our full-time employees, we hire project labor and staff for our crews from time to time and on an as-needed basis. Contract employees may range from 50 to 300 people for any particular project.

Operating Risks and Insurance

        Our operations involve the handling of hazardous materials and explosives and are conducted in a variety of challenging environments. As a result we could become subject to personal injury or real property damage claims. Although we maintain insurance which we consider to be adequate for our needs, our policies may not cover all claims. In addition, under certain circumstances we could become liable for the claims of the employees and agents of our clients injured while onsite during our seismic acquisition activities. Such claims may not be covered under the indemnification provisions in our general service agreements.

        There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our controlled storage, use and disposal of explosives. Although we believe that our safety procedures for handling and disposing of explosives comply with the standards prescribed by applicable laws and regulations, the risk of accidental injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage.

        We do not carry insurance against certain risks that we could experience, such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

        We often work as the general contractor on seismic data acquisition surveys and consequently engage a number of subcontractors to perform services and provide products. While we obtain contractual indemnification and insurance covering the acts of these subcontractors, and require the subcontractors to obtain insurance for our benefit, there can be no assurance we will not be held liable for the actions of these subcontractors. In addition, subcontractors may cause damage or injury to our personnel and property that is not fully covered by insurance.

        The loss of the services of Richard A. Degner, our Chairman, President and Chief Executive Officer, or other key personnel could disrupt our operations which in turn could materially and adversely affect our results of operations. We maintain key man insurance of $10.0 million on Mr. Degner, but insurance coverage may be insufficient to compensate us for any loss of Mr. Degner's service. We do not maintain key man life insurance on any of our other key personnel.

Regulation

        Our operations are subject to a variety of federal, state and local laws and regulations governing:

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  the protection of human health and safety and the environment;

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  the discharge of materials into the environment and disposal of hazardous materials;

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  the protection of archeological sites; and

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  the use of explosives.

        Our use of explosives is regulated in the United States by the Bureau of Alcohol, Tobacco and Firearms, which has issued us a license to use explosives. We are periodically audited by this agency and comply in all material respects with applicable requirements. In countries outside the United States, we are subject to similar requirements, and also rely on customer requirements and industry guidelines either in addition to or in lieu of applicable legal requirements.

        Violations of various statutory and regulatory programs that apply to our operations can result in administrative and civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some statutes impose joint and severally, strict liability, rendering a person liable for environmental and natural resource damage without regard to negligence or fault on the part of such person. We invest financial and managerial resources to comply with such laws and regulations and we believe that we are in compliance in all material respects with applicable environmental laws and regulations. Although such expenditures by us historically have not been significant, there can be no assurance that these laws and regulations will not change in the future or that we will not incur significant costs in the future performance of our operations.

Health, Safety, Environment and Quality Management System

        We developed our Health, Safety, Environment and Quality ("HSEQ") Management System in accordance with the guidelines of the International Association of Oil and Gas Producers ("OGP"), as set forth in OGP Report Number 210, "Guidelines for the Development and Application of Health, Safety and Environmental Management Systems". Our HSEQ Management System describes how we manage health and safety risk, process risk, environmental matters relating to our business, including the impact our operations may have on the communities in which we operate, and our relationships with customers, contractors and suppliers. We have designed our HSEQ Management System to complement our clients' HSEQ management systems so that we may achieve a seamless structure for managing projects.

        We implement our HSEQ Management System on three levels: (1) corporate, where we provide an overall structure for management and monitoring; (2) project, where we manage individual projects through site or crew specific HSEQ plans; and (3) workplace, where we implement our HSEQ plans in our offices through training, work instruction and direct communications. Our HSEQ Management System is compliant with the various international standards, including ISO 9001:2000, ISO 14001:2004 and OSHAS 18001.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of March 31, 2010.

Name	Age	Position(s)
Richard A. Degner	49	Chairman of the Board of Directors, President and Chief Executive Officer
P. Mathew Verghese	44	Senior Vice President and Chief Financial Officer
Alvin L. Thomas II	44	Senior Vice President, Secretary and General Counsel
Thomas J. Fleure	47	Senior Vice President, Geophysical Technology and Director
William Anthony Clark	49	Senior Vice President, Multi-client Services
Chris T. Usher	48	Senior Vice President, Data Processing, Analysis and Interpretation and Chief Technology Officer
Craig A. Lindberg	40	Senior Vice President, Strategic Initiatives
Kirk L. Girouard	57	Vice President, South America
Ray L. Mays	52	Vice President, U.S. Land Operations
Jeff M. Howell	51	Vice President, Health, Safety, Environment and Quality
Barry L. Weinman	61	President, Weinman GeoScience—Division
Lawrence M. Scott	50	Vice President, Marine
Michael C. Forrest	76	Director
George E. Matelich(1)(2)(3)	53	Director
Stanley de Jongh Osborne	39	Director
John R. Russell(1)(2)(3)	71	Director
Damir S. Skerl(1)(2)(3)	69	Director

(1)
Audit committee member.

(2)
Compensation committee member.

(3)
Nominating and corporate governance committee member.

        Richard A. Degner founded our company in June 2003 and currently serves as our Chairman of the Board of Directors, President and Chief Executive Officer. Prior to founding the company, Mr. Degner served as President of PGS Onshore, Inc., a geophysical services company, from December 1999 to June 2003. Prior to joining PGS Onshore, Mr. Degner held various management positions during a 17-year career with Western Geophysical, including Vice President—Western Hemisphere Operations from January 1997 to September 1999. Mr. Degner received a Bachelor of Science in both Geophysical Engineering and Geological Engineering from the Colorado School of Mines and a Masters of Business Administration from Rice University.

        P. Mathew Verghese joined us in March 2009 as Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Verghese was a Senior Vice President in the Capital Markets Division at Lehman Brothers Inc., an investment bank, from April 2007 to September 2008 and with Barclays Capital, Inc., an investment bank, from September 2008 until December 2008. While at Lehman Brothers, he served as an Investment Manager and Chief Operating Officer of the Lehman Energy Fund, a principal investments group which specialized in debt and private equity investments to the energy sector. From June 2005 through 2007, Mr. Verghese was Chairman and Chief Executive Officer of LANNSYS Inc., a technology services firm, and he currently serves as the Chairman of its Board of Directors. Mr. Verghese served as President and Chief Executive Officer of EC Outlook, Inc. from October 2000 and until its acquisition by LANNSYS, and was formerly a partner at Arthur Andersen LLP, Chief Financial Officer of Andersen Business Consulting and head of its venture capital efforts in

North America in its corporate development group and its alliances and partnerships organization. Mr. Verghese is past chairman of the Board of Advisors of the College of Technology at the University of Houston. He received a Bachelor of Business Administration from the University of Houston.

        Alvin L. Thomas II joined us in October 2008 as our Senior Vice President, Secretary and General Counsel. From October 1998 to October 2008, Mr. Thomas was an Executive Vice President and General Counsel of Synagro Technologies, Inc., a residuals management services company. Prior to that time, Mr. Thomas was an attorney with Fulbright and Jaworski, L.L.P., and, subsequent to that, with Littler Mendelson, P.C. Mr. Thomas received a Bachelor of Science from the University of Pittsburgh, a Juris Doctorate from the University of Pittsburgh School of Law and an LL.M. in Taxation from New York University Law School.

        Thomas J. Fleure joined us in August 2004 and currently serves as our Senior Vice President, Geophysical Technology. Mr. Fleure has been a director since December 2004. Prior to joining us, Mr. Fleure spent 21 years at Western Geophysical and its successor, WesternGeco, where he held several senior management positions in both technology and operations, including positions as InTouch Manager for Geophysics and Survey Evaluation and Design, Applied Technology Special Projects Manager, and Manager of Western Hemisphere Marine Operations. Mr. Fleure received a Bachelor of Science in Geophysical Engineering from the Colorado School of Mines.

        William Anthony Clark joined us in October 2007. He originally served as our Vice President, Multi-client Services and in January 2008 became Senior Vice President, Multi-client Services. He also serves as President of WAC Consulting, Inc., a position he has held since June 2000. Mr. Clark worked for Seismic Exchange, Inc., a data library provider, and in 1995, founded Seismic Assistants, Inc., a provider of 3D speculation programs. Mr. Clark graduated from Mississippi State University with a Bachelor of Business Administration in Marketing, and has served on the Board of the College of Business and Industry at Mississippi State University since 2003.

        Chris T. Usher joined us in January 2010 as Senior Vice President, Data Processing, Analysis and Interpretation and Chief Technology Officer. Prior to joining us, Mr. Usher served as Senior Director, Landmark Software and Services at the Landmark division of Halliburton, an oilfield services corporation, from October 2005 to January 2010. From November 2003 to September 2005, Mr. Usher was Senior Corporate Vice President of Integrated Services at Paradigm Geotechnology. Prior to that Mr. Usher held several senior level positions in the geophysical industry including President of PGS's Data Processing Division, Vice President of Worldwide Technology at Western Geophysical, and Vice President of Eastern Hemisphere Data Processing at Western Geophysical. Mr. Usher is a graduate of Yale University with a Bachelor of Science in Geology and Geophysics. Mr. Usher is a director of SensiLaser Technologies, Inc.

        Craig A. Lindberg joined us in May 2005 as Senior Vice President and Chief Financial Officer, positions he held until July 2008. From July 2008 through August, 2009, Mr. Lindberg served as Senior Vice President and as the President and CEO of our subsidiary, AutoSeis, Inc. He currently serves as Senior Vice President, Strategic Initiatives. From August 2001 to April 2005, Mr. Lindberg served as a Regional Manager for Tyson Foods, Inc. Prior to that, Mr. Lindberg worked for Hormel Foods. Mr. Lindberg received a Bachelor of Science degree from the University of Houston and a Masters of Business Administration from Rice University. He currently serves as a director of Fast Felt Corporation.

        Kirk L. Girouard joined us in November 2004 as our Vice President, U.S. Operations, and currently serves as our Vice President, South America. From August 2003 to November 2004 Mr. Girouard worked with Omni Energy Services, both as an outside consultant and as part of the management team for Omni's aviation division. Mr. Girouard also served as Operations Manager for both United States Gulf Coast Operations and United States Land Seismic Operations and Manager of Project Development, Western Hemisphere at WesternGeco from May 2000 to June 2003. With the exception of a two-year assignment as Operations Supervisor in Africa, Mr. Girouard spent the majority of his career from May 1980 to May 2000 managing Latin American seismic operations at Western Geophysical. Mr. Girouard received a Bachelor of Science in Mathematics from Lamar University.

        Ray L. Mays joined us in January 2010 as Vice President, U.S. Land Operations. Prior to joining us, Mr. Mays was Senior Vice President at CGGVeritas, a geophysical services company, from March 2007 to January 2010. Mr. Mays began working at CGGVeritas (formerly Veritas DGC, Inc.) in February 1996. Prior to becoming Senior Vice President, he served in a variety of positions at CGGVeritas including Corporate Director of Quality, Health, Safety, Environment, and Security and Vice President of Health, Safety, and Environments for Land Operations. Prior to working at CGGVeritas, Mr. Mays worked for Grant Geophysical, Halliburton Energy Services, and Mobil Oil Corporation.

        Jeff M. Howell joined us in February 2005 as our Vice President, Health, Safety, Environment & Quality. From July 2003 to January 2005. Mr. Howell was the U.S. Land QHSE Manager and Training Coordinator for the Schlumberger Oilfield Services division of Schlumberger Limited, a supplier of exploration and production services. Mr. Howell began his career at Western Geophysical in 1982 and held numerous field and area management positions, including Director of Worldwide QHSE from March 1994 to June 2003.

        Barry L. Weinman joined us in June 2008 as President of our Weinman GeoScience—Division. From 1983 to its acquisition by us in June 2008, Mr. Weinman served as the President of Weinman GeoScience, Inc., a geophysical services company. Mr. Weinman worked at Hunt Oil Company from 1980 to 1983 and as an interpretation geophysicist at Mobil Oil Corporation from 1975 to 1980. Mr. Weinman is past president of the Dallas Geophysical Society and for several years served on its executive committee. Mr. Weinman is a member of the Society of Exploration Geophysicists and American Association of Petroleum Geologists, and is a licensed professional geoscientist in the state of Texas. Mr. Weinman received a Bachelor of Science in Physics from the University of Maryland and a Masters of Science degree in Geophysics from Pennsylvania State University.

        Lawrence M. Scott joined us in June 2007 and serves as our Vice President, Marine. From January 2005 until June 2007, Mr. Scott was President of Offshore Hydrocarbon Mapping Inc. and Vice President of OHM Ltd., where he was responsible for all sales, marketing and business development activities related to OHM's Controlled Source Electromagnetic services worldwide. From September 2003 to January 2005, Mr. Scott was Senior Vice President of Integrated Seismic Solutions for GXT Technology, and from 2000 to 2003 Vice President, Marine Acquisition for CGGVeritas. Mr. Scott also worked at Western Geophysical from 1979 to 2000, holding various positions, including General Manager of Western Hemisphere Marine from 1996 to 1998 and General Manager of Eastern Hemisphere Marine from 1999 to 2000. Mr. Scott graduated from the University of Texas with highest honors for his Bachelor degree in Science and Humanities.

        Michael C. Forrest, an oil and gas exploration consultant since September 1997, joined us in June 2005 and serves as a member of our board of directors. Since January 2001 he has served as Chairman of the DHI (Direct Hydrocarbon Indicator) Interpretation and Risk Analysis Consortium sponsored by Rose & Associates, LLP, an oil and gas exploration and production risk management consulting firm. He has been a director of the Society of Exploration Geophysicists Foundation since January 2009. From June 1999 to June 2003, Mr. Forrest served as a director of Matador Petroleum, a private oil and gas exploration and production company. From March 1995 to June 1999, Mr. Forrest served as Vice Chairman and Chief Operating Officer and from June 1992 to March 1995 as Senior Vice President Business Development and Technology of Maxus Energy Corporation after Maxus was purchased by YPF of Argentina. Prior to that time, Mr. Forrest held a number of management positions with Shell Oil Company, including Exploration Manager, Alaska Division, General Manager Exploration, Shell Offshore (Gulf of Mexico) and President of Pecten International Company, a Shell U.S.A. subsidiary. Mr. Forrest received a Bachelor of Science in Geophysical Engineering from St. Louis University.

        George E. Matelich joined us in December 2006 and serves as a member of our board of directors. Mr. Matelich currently serves as a Managing Director of Kelso & Company, L.P., a private equity firm ("Kelso"). He joined Kelso in January 1985, after serving in the Mergers and Acquisitions and Corporate Finance groups at Lehman Brothers Kuhn Loeb from September 1982 to December 1984. From June 1978 to August 1980, Mr. Matelich was a consultant with Ernst & Ernst. Mr. Matelich is a director of CVR Energy, Inc., Shelter Bay Energy Inc. and Waste Services, Inc., a trustee of the University of Puget Sound and serves as a director on the board of the American Prairie Foundation and a member of the Stanford Graduate School of Business Advisory Council. Mr. Matelich received a Bachelor of Arts in Business Administration, summa cum laude, from the University of Puget Sound and a Masters of Business Administration from the Stanford Graduate School of Business.

        Stanley de Jongh Osborne joined us in March 2007 and serves as a member of our board of directors. Mr. Osborne currently serves as a Managing Director of Kelso. Mr. Osborne joined Kelso in July 1998. He was an associate at Summit Partners from May 1996 to June 1998 and an associate in the private equity group and an analyst in the financial institutions group at J.P. Morgan & Co. from September 1993 to May 1996. Mr. Osborne is a director of CVR Energy, Inc., Custom Building Products, Inc., Shelter Bay Energy Inc. and Traxys S.a.r.l. Mr. Osborne received a Bachelor of Arts in Government from Dartmouth College.

        John R. Russell joined us in November 2009 and serves as a member of our board of directors. Mr. Russell previously served as a director of Vantage Energy Services, Inc., an oilfield services company, since its inception through December 2009. Since October 1998, Mr. Russell has managed his personal investments on a full-time basis. Mr. Russell served as President of Baker Hughes, Inc. from August 1998 until his retirement in October 1998, and was a member of the board of directors of Baker Hughes, Inc. though December 1999. Previously, he served as President and Chief Executive Officer of Western Atlas from July 1997 until August 1998, when the company was acquired by Baker Hughes, Inc. Mr. Russell also served as Executive Vice President and Chief Operating Officer, Oilfield Services, of Western Atlas from June 1994 until the spin-off of Western Atlas from Litton Industries, when he was named President and Chief Executive Officer. Mr. Russell served as President and Chief Executive Officer of Western Atlas International, Inc., the Company's principal operating subsidiary, from February 1991 to May 1994. Mr. Russell was Senior Vice President of Litton Industries and Group Executive of Litton's Resource Exploration Services Group from February 1991 to May 1994. Mr. Russell also served as a member of the National Petroleum Council. Mr. Russell received a Bachelor of Arts from the University of Oklahoma.

        Damir S. Skerl joined us in June 2005 and serves as a member of our board of directors. Mr. Skerl currently serves as President of Skerl & Associates, LLC, an engineering consulting company, a position he has held since December 1998, and Chief Executive Officer and Chairman of the board of directors of Smart Drilling and Completion, Inc., a company that owns proprietary drilling technology ("SDCI"), positions he has held since March 2000. From August 1998 to December 1999, Mr. Skerl served as Senior Vice President, Oilfield Operations for Baker Hughes Inc. From December 1990 to August 1998, Mr. Skerl served as Executive Vice President of Western Atlas International, Inc., and as President of Western Atlas Logging Services from August 1992 to August 1998 and as Executive Vice President of Western Atlas, Inc. from August 1996 to August 1998. Prior to that time, Mr. Skerl worked at Western Geophysical, where he served as Senior Vice President of International Operations and as a technical manager of seismic data processing. Mr. Skerl is a director of PrimeGeoscience, Inc. Mr. Skerl received a Bachelor of Science in Applied Geophysics and Geology of Mineral Resources from University of Zagreb, Croatia.

Board of Directors

        In accordance with our bylaws and the laws of Delaware, our state of incorporation, our business and affairs are managed under the direction of our board of directors. Our board of directors generally meets on a quarterly basis to review any significant developments and to act on matters requiring board approval. Between regularly scheduled meetings, our board of directors may also hold special meetings, execute unanimous written consents, and participate in telephone conference calls.

        In connection with this offering we are adopting NYSE compliant charters for our Audit, Nominating and Corporate Governance and Compensation Committees, a Code of Business Conduct and Ethics and Corporate Governance Principles.

Director Independence

        It is the policy of our board of directors that a majority of the members of our board be independent of our management. Our board of directors has adopted Corporate Governance Principles which contain the following guidelines to assist our board in determining director independence in accordance with the applicable SEC and NYSE rules:

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  No director who is one of our employees or former employees, or whose immediate family member is one of our executive officers or former executive officers, shall be considered "independent" until three years after such employment has ended;

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  No director who is receiving, or in the last three years has received, or whose immediate family member is receiving, or in the last three years has received, more than $120,000 in a single year in direct compensation from us, other than fees received in such director's capacity as a member of the board or any board committee and pension payments or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) shall be considered "independent." Compensation received by an immediate family member for service as one of our non-executive employees need not be considered in determining independence;

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  No director who is, or in the past three years has been, affiliated with or employed by, or whose immediate family member is, or in the past three years has been, affiliated with or employed in a professional capacity by, one of our present or former internal auditors or independent auditing firms shall be considered "independent";

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  No director who is, or in the past three years has been, employed as, or whose immediate family member is, or in the past three years has been, employed as, an executive officer by any company for which any of our executive officers serves as a member of its compensation committee (or, in the absence of a compensation committee, the board committee performing equivalent functions, or, in the absence of such committee, the board) shall be considered "independent"; and

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  No director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1,000,000 or 2% of such other company's consolidated gross revenue shall be considered "independent" until three years after such payments fall below such threshold.

        For purposes of determining director independence, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the three-year look-back provisions, an immediate family member does not include individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

        Our board of directors has affirmatively determined that Messrs. Skerl, Forrest, Osborne, Russell and Matelich do not have any material relationships with us that may interfere with the exercise of their independence from management and are independent directors under applicable NYSE rules,

SEC rules and in accordance with our Corporate Governance Principles. In making this determination, our board specifically reviewed our relationship with Messrs. Osborne and Matelich, each of whom are managing directors of Kelso, our largest stockholder. Under the NYSE rules a director's ownership of a significant amount of equity in a listed company does not prohibit a finding of independence. None of Messrs. Skerl, Forrest, Russell, Osborne, Matelich or Kelso have received any type of management, advisory or consulting fees during the period these individuals have served on our board. Our board believes that Messrs. Osborne's and Matelich's affiliation with a large stockholder enhances their ability to represent the interests of our other stockholders in any situation where the interests of management and the stockholders might differ. Based upon a review of the foregoing matters, our board determined that Messrs. Osborne and Matelich are independent.

Committees

Audit Committee

        The principal function of our audit committee will be to assist our board of directors in the areas of financial reporting and accounting integrity. Our audit committee will review our accounting and auditing procedures and financial reporting practices and will be responsible for the engagement of and overseeing all audit work conducted by our independent registered public accounting firm. Our audit committee will be governed by a charter that has been approved by our board of directors and which will be available on our website after the closing of this offering. Our audit committee will meet periodically with our management, internal auditor and our independent registered public accounting firm to review our financial information and systems of internal controls and ensure such parties are properly discharging their responsibilities. The independent registered public accounting firm will report directly to our audit committee and will annually meet with our audit committee without management representatives present. Our audit committee will have the authority to investigate any matters brought to its attention and to retain outside legal, accounting or other consultants if deemed necessary. Members of our audit committee may not simultaneously serve on the audit committee of more than two other public companies. We have determined that John R. Russell, who is a member of our audit committee, is qualified to serve as the audit committee financial expert.

Nominating and Corporate Governance Committee

        The purpose of our nominating and corporate governance committee will be to:

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  identify and recommend to our board individuals qualified to be nominated for election to our board;

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  recommend to our board the members and chairperson for each board committee;

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  periodically review and assess our Corporate Governance Principles and our Code of Business Conduct and Ethics and make recommendations for changes thereto to our board;

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  oversee the annual self-evaluation of the performance of our board and the annual evaluation of our management; and

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  recommend to our board a successor to our Chief Executive Officer when a vacancy occurs.

Director Identification and Selection

        Our nominating and corporate governance committee will have established certain criteria it considers as guidelines in considering nominations to our board of directors. The criteria will include:

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  personal characteristics, including such matters as integrity, age, education, diversity of background and experience, absence of potential conflicts of interest with us or our operations, and the availability and willingness to devote sufficient time to the duties of being a director;

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  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

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  experience in our industry and with relevant social policy concerns;

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  experience as a board member of another publicly held company;

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  academic expertise in an area of our operations; and

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  practical and mature business judgment.

        The criteria are not exhaustive and our nominating and corporate governance committee and our board of directors may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of our board of directors. Our nominating and corporate governance committee's goal will be to assemble a board of directors that brings a variety of perspectives and skills derived from high quality business and professional experience. In order to ensure that the board consists of members with a variety of perspectives and skills, our nominating and corporate governance committee will not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least one member of our board is a financial expert and a majority of our board members meet all applicable independence requirements, our nominating and corporate governance committee will not have any specific skills that it believes are necessary for any individual director to possess. Instead, our nominating and corporate governance committee will evaluate potential nominees based on the contribution such nominee's background and skills could have upon the overall functioning of our board.

        Our board of directors believes that, based on our nominating and corporate governance committee's knowledge of our Corporate Governance Principles and the needs and qualifications of our board at any given time, our nominating and corporate governance committee will be best equipped to select nominees that will result in a well-qualified and well-rounded board of directors. In making its nominations, our nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue their service. Current members with qualifications and skills that are consistent with our nominating and corporate governance committee's criteria for board service will be re-nominated. As to new candidates, our nominating and corporate governance committee will generally poll our board members and members of management for recommendations. Our nominating and corporate governance committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. Our nominating and corporate governance committee will review the qualifications, experience and background of the candidates. Final candidates will be interviewed by the independent directors and executive management. In making its determinations, our nominating and corporate governance committee will evaluate each individual in the context of our board as a whole, with the objective of assembling a group that can best represent shareholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, our nominating and corporate governance committee will make its recommendation to our board of directors. Our nominating and corporate governance committee may in the future choose to engage third-party search firms in situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate. Our board of directors will adopt a written charter for our nominating and corporate governance committee which will be available on our website after the closing of this offering.

Compensation Committee

        The purpose of our compensation committee will be to develop and administer an overall compensation program designed to achieve our operating objectives and performance goals while properly blending it with the short- and long-term interests of our shareholders. Our compensation committee will annually review market and industry data to assess our competitive position with respect to each element of total compensation and to ensure the attraction, retention and appropriate reward to our Chief Executive Officer and other executive officers. In addition to the determination of annual base salaries, our compensation committee will be responsible for determining and recommending variable annual bonuses in the form of cash and/or equity awards. Currently, the variable portion of management's annual compensation package is based on certain performance related criteria for which our compensation committee is responsible for establishing and approving. In addition to the above, our compensation committee will have the following duties and responsibilities:

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  review, recommend, and discuss with management the compensation discussion and analysis section included in our annual proxy statement or annual report on Form 10-K; and

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  prepare an annual report on executive compensation for inclusion in our annual proxy statement or annual report on Form 10-K.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Web Access

        We will provide access to current information relating to our corporate governance policies through our website at www.globalgeophysical.com, including a copy of each board committee charter, our Code of Conduct, our corporate governance guidelines and other matters affecting our governance principles. You may request paper copies of these documents free of charge by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489, Attention: General Counsel.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

        The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our executive officers who appear in the "Summary Compensation Table" below (referred to collectively throughout this section as our "named executive officers"). Unless we specify otherwise, all information in this Compensation Discussion and Analysis gives effect to the Stock Conversions to occur immediately prior to the closing of this offering. Our named executive officers for the fiscal year ended December 31, 2009 were:

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  Richard A. Degner, President and Chief Executive Officer;

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  P. Mathew Verghese, Senior Vice President and Chief Financial Officer (beginning March 2009);

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  Jerry D. Dresner, Interim Chief Financial Officer (January 1, 2009 through February 2009);

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  Alvin L. Thomas, Senior Vice President, Secretary and General Counsel

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  Barry L. Weinman, President—Weinman GeoScience—Division

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  William Anthony Clark, Senior Vice President—Multi-client Services

Objectives of Our Executive Compensation Program

        Our executive compensation philosophy is based on pay-for-performance and pay-equity. Accordingly, our executive compensation programs are designed to achieve the following objectives:

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  Attract and retain talented and experienced executives to lead our company.  In recent years, there has been strong demand for talented executives within the seismic services industry. Our overall compensation levels are targeted to attract the type of talent needed to achieve and maintain a leadership position in this highly competitive industry.

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  Align the interests of our executives with those of our stockholders.  We link a meaningful portion of compensation to the achievement of our short-term and long-term financial, operational and strategic goals by rewarding executive officers when stockholder value increases. To further align the interests of our executives with those of our stockholders, we provide a significant portion of compensation in the form of stock-based awards under our stock incentive plan (described below).

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  Foster a team approach to achievement of our business objectives.  We believe an environment that promotes collaboration will best ensure the achievement of our long-term success. Accordingly, we have an internal pay-equity practice that recognizes the importance of all employees and encourages collaboration in the achievement of our business objectives.

        We also believe that:

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  Compensation programs should reflect our growth.  Over the past few years, we have been growing rapidly. As we grow, we adjust compensation levels to reflect our size and the increased complexity of our business.

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  Total compensation should reflect our performance.  We believe that a properly designed compensation program can substantially reinforce high performance. For this reason, our total compensation program is designed so that a significant amount of executive compensation is equity-based and therefore at risk.

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  Motivation stems from ownership.  We believe that the best way to inspire cost-consciousness, leadership and performance is by distributing ownership in the form of equity-based compensation throughout our ranks.

Compensation Committee

        Our compensation committee is responsible for establishing, implementing and monitoring our compensation programs, including those applicable to our named executive officers. In particular, the compensation committee's role is to oversee, on behalf of our board, our compensation and benefit plans and policies, administer our stock incentive plan (including reviewing and approving equity grants to directors and executive officers) and review and approve annually all compensation decisions relating to our named executive officers and other executive officers. The compensation committee meets at least annually to review executive compensation programs, approve compensation levels, review management performance and approve final executive bonus payments.

        The responsibilities of the compensation committee, acting on behalf of the board, include the following:

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  reviewing and approving our corporate goals and objectives relevant to executive compensation;

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  reviewing and approving the structure of our executive compensation program to ensure that it is appropriate to achieve our objectives of rewarding our executive officers appropriately for their contributions to our growth and profitability and our other goals and objectives;

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  determining and evaluating the total compensation of our Chief Executive Officer as well as each individual element to ensure that his compensation package is consistent with our corporate goals and objectives;

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  determining and evaluating (with input from our Chief Executive Officer) the total compensation of our executive officers and approving each individual element of their compensation;

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  based on its collective experience in our industry, assessing our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

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  periodically evaluating the terms and administration of our annual and long-term incentive plans to assure that they are structured and administered in a manner consistent with our goals and objectives as to participation in such plans, corporate financial goals, actual awards paid to our executive officers and total funds reserved for payment under the compensation plans;

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  periodically evaluating (and approving any proposed amendments to) existing equity-based plans and evaluating and approving the adoption of any new equity-based plans and determining when it is necessary to modify, discontinue or supplement any plans or to obtain board or stockholder approval of amendments or adoptions;

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  periodically evaluating the compensation of our directors, including for service on committees of the board and making recommendations to the full board regarding any adjustments in director compensation that the compensation committee considers appropriate;

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  reviewing the sufficiency of the shares available for grant under our stock incentive plan, based on our goals for hiring, bonus and retention grants and assessing our competitive position with respect to the level of our equity compensation, vesting schedules and other terms with comparable public companies; and

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  preparing the "Report of the Compensation Committee" to be included in our proxy statement for our annual meeting of stockholders.

        For more information regarding our compensation committee, please refer to the Management section of this prospectus under the heading "Management—Committees—Compensation Committee."

Setting Executive Compensation

        While the compensation committee, based on its collective experience in the seismic industry, has a general understanding of the compensation practices of other similar companies and does consider general marketplace information when making compensation decisions, it has not, to date, utilized the services of a compensation consultant or done any formal benchmarking. The compensation committee also has not identified any particular peer group with which we compare ourselves when making compensation determinations.

Role of Executive Officers in the Compensation Process

        Historically, our President and Chief Executive Officer ("CEO") has been a member of our board and has participated in deliberations with our board and has been a member of our compensation committee, and participated with the committee concerning senior executive officer compensation (other than his own). It is expected that going forward, while our CEO will not serve as a member of our compensation committee, our compensation committee will continue to solicit recommendations from our CEO with respect to compensation decisions affecting other members of our senior executive management team. In making compensation recommendations, our CEO relies on his many years of experience serving in the seismic service industry. No other executive officer assumes an active role in the evaluation, design or administration of our executive officer compensation program. Our CEO participates in all compensation committee meetings relating to executive compensation, other than those meetings, or portions thereof, that relate to his own compensation.

Executive Officer Compensation

Principal Components of Compensation of Our Named Executive Officers

        Historically, the compensation package offered to our executive officers, including our named executive officers, has consisted of:

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  Base salary.  Base salaries for our executive officers are designed to compensate the executive for the experience, education, personal qualities and other qualifications of that individual that are essential for the specific role the executive serves within our company, while remaining competitive with the market. This market consists of both the oilfield services industry and other service-based industries. We have historically set pay at levels that reflect the qualifications of the individuals and what we believe to be their competing opportunities in the market. Base salaries are generally reviewed on an annual basis, considering various factors, such as (i) the executive's individual performance, (ii) the performance of the executive's division, (iii) our company-wide performance, (iv) the executive's experience and expertise, (v) the executive's position and job responsibility, (vi) the executive's years of service with us and (vii) the average base pay level for similar positions within our company. The weight given to each of these factors varies and the compensation committee exercises subjective judgment when making salary recommendations with respect to our executive officers;

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  Cash bonus compensation.  We believe that, in addition to subjective individual performance and achievement, executives' cash bonuses should reflect the success of the company in achieving short-term corporate goals as well as the ongoing enhancement of stockholder value. Accordingly, the compensation committee considers the company's overall performance each year when making discretionary decisions related to annual cash bonuses and other compensation matters. However, the compensation committee does not set specific formulaic goals prior to the commencement of the year or assign a relative weight to any particular goal in evaluating performance. Likewise, it does not assign target awards or maximum award levels;

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  Equity compensation.  A key objective of our compensation program is to encourage loyalty and reward long-term strategic accomplishments and enhancement of longer-term stockholder value through equity-based incentives which include stock option grants and restricted stock awards. We believe that long-term incentive compensation plays an essential role in attracting and retaining executive officers and aligns their interests with those of stockholders with the goal of maximizing stockholder value. We also believe that equity awards reinforce the high-energy entrepreneurial spirit that we believe is key to high performance in our industry. Stock option grants typically vest over four years and restricted stock awards typically vest over eight calendar quarters beginning on the last day of the first full calendar quarter following the first anniversary of the grant date; and

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  Broad-based employee benefits and other perquisites.  Our executive officers, including our named executive officers, are eligible to participate in our 401(k) retirement plan, medical and dental insurance, accidental death insurance, disability insurance, vacation, and other similar benefits on the same basis as other full-time employees. We also pay certain life insurance premiums on behalf of our named executive officers.

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  Commissions.  In 2009 we began paying sales commissions based upon the successful marketing of our multi-client program. Commissions are available to employees in the sales and marketing group and are paid on a square mile basis. The purpose of these commissions is to immediately and directly reward our sales staff upon the signing of multi-client projects. Mr. Clark is the only named executive officer who may earn such commissions.

Compensation Mix

        Our current compensation package is designed to provide a balance between achieving our business objectives and providing competitive compensation to our executives. The cash components—base salary and annual cash bonus compensation—provide a strong link between our operations management and financial performance and the compensation that is earned by the executives. The equity compensation component is designed to encourage high performance by closely aligning an executive's pay with the interests of our stockholders. To date we have not established any formula for determining the portion of an executive's compensation that will be paid in equity versus cash or the amount that should be guaranteed versus at-risk. However, our historical practice has been to provide the senior members of our management team with a significant percentage of their total compensation in the form of equity-based compensation—generally stock options or restricted stock.

Employment Agreements/Offer Letter

        In the past, we have entered into employment agreements with certain of our named executive officers, including Mr. Degner. In May 2008, Mr. Degner agreed to the cancellation and termination of his employment agreement. Our compensation committee believed, and Mr. Degner agreed, that cancellation of the agreement was in the best interests of the growth potential of our company. In June 2008, we entered into an employment agreement with Barry Weinman, President of our Weinman GeoScience—Division, concurrently with our purchase all of the assets of Weinman. On December 24, 2009, we entered into employment agreements with Mathew Verghese, our chief financial officer, and with Alvin Thomas, our general counsel.

Base Salary

        We provide our executive officers and other employees with base salary to compensate them for services rendered during the year. Salary levels are generally reviewed annually or upon a promotion or material change in job responsibility. In accordance with its annual review, our compensation committee reviewed the base salaries of all of our named executive officers during 2009. In light of current economic conditions, none of our named executive officers received a base salary increase in 2009, except for Mr. Clark, who is in charge of our growing Multi-client Services group.

Richard A. Degner

        Mr. Degner is a founder of our company and has served as President and CEO since June 2003. Mr. Degner's base salary through 2007 was defined in our initial private placement memorandum of our Series A convertible preferred stock dated October 26, 2004 and later memorialized in his employment agreement which is described in more detail below. We entered into an employment agreement with Mr. Degner effective as of May 27, 2005, which was subsequently cancelled (as referenced above). Mr. Degner's annual base salary in 2008 was increased from $18,000 per month to $20,000 per month in May 2008, or to $240,000 per annum.

P. Mathew Verghese

        Mr. Verghese was hired as our Senior Vice President and Chief Financial Officer in March 2009. His base salary, set in his offer letter and then ratified in his employment agreement executed on December 24, 2009, is $20,000 per month.

Jerry D. Dresner

        Mr. Dresner served as our Vice President of Finance from July 2, 2007 until October 2008 when he became our Interim Chief Financial Officer. Due to the increased responsibilities associated with taking over some of the responsibilities of CFO, Mr. Dresner's salary was increased from $11,000 per month to $12,000 per month in August 2008, or to $144,000 per annum. Mr. Dresner continues to serve as our Vice President, Finance.

Alvin L. Thomas, II

        Mr. Thomas serves as our Senior Vice President, General Counsel and Secretary. His base salary, set in his offer letter and then ratified in his employment agreement executed on December 24, 2009, is $20,000 per month.

Barry L. Weinman

        Mr. Weinman serves as President of our Weinman GeoScience—Division. His base salary is set forth in his employment agreement dated June 5, 2008 at $20,000 per month.

William Anthony Clark

        Mr. Clark was promoted to Senior Vice President—Multi-client Services on January 1, 2010. During 2009, Mr. Clark served as Vice President—Multi-client Services. From January 1, 2008 through May 15, 2008, his salary was set at $10,000 per month. From May 16, 2008 to July 31, 2008, his salary was $12,000 per month. From August 1, 2008 through May 31, 2009, his salary was $13,000 per month. Beginning June 1, 2009, his salary was $16,000 per month.

Cash Bonus Compensation

        Cash bonuses are paid at the sole discretion of the compensation committee, taking into account recommendations from our CEO for our executives other than himself. Each year, the compensation committee establishes a bonus pool from which employee bonuses are paid. The amount of the pool is determined by the compensation committee at the end of the year based on our overall performance.

The compensation committee does not use a formula to determine the size of the bonus pool, nor does it establish performance metrics in advance. All employees who commence employment with us prior to November 30 of the applicable bonus year and continue to be employed with us as of December 31 of that year are eligible to receive bonuses with respect to that year. The amount that each employee receives is equal to a percentage of his or her total compensation and is based on factors such as his or her role within the company, tenure, and individual performance as assessed by our senior managers and head of human resources and communicated to our CEO. No particular factor is assigned any particular weight and all individual bonus determinations are made in the sole discretion of the compensation committee, taking into account our CEO's recommendations (except in the case of our CEO whose bonus determination is made solely by the compensation committee). These cash bonuses reflect our belief that retaining proven talent is paramount to our future success.

        In establishing the size of the 2009 bonus pool, the compensation committee considered our overall performance and our CEO's recommendations regarding executive performance. When making recommendations regarding bonuses paid to our named executive officers, our CEO considered the seniority of each member of management and each executive officer's contribution to our growth and profitability. In 2009, Mr. Degner received cash bonus compensation of $79,200, Mr. Verghese received cash bonus compensation of $64,228, Mr. Dresner received cash bonus compensation of $24,048, Mr. Thomas received cash bonus compensation of $75,000, Mr. Weinman received cash bonus compensation of $25,000 and Mr. Clark received cash bonus compensation of $40,320. Because bonus amounts for 2009 were largely a reflection of the named executive officer's level of responsibility within our company, Mr. Degner received the largest cash bonus in 2009.

Commissions

        In 2009 we began paying sales commissions based upon the successful marketing of our multi-client program. Commissions are available to employees in the sales and marketing group and are paid on a square mile basis. Mr. Clark is the only named executive officer who may earn such commissions. During 2009, Mr. Clark earned commissions of $118,627.

Equity Compensation

        We believe that widely distributing ownership of the company to our employees is critical to establishing and building a high performance, value conscious culture. The historical practice of the board has been to grant equity-based awards to attract, retain, motivate and reward employees, particularly executive officers and managers, and to create a culture of ownership in our company. Such grants have primarily consisted of restricted stock and stock options. We do not grant equity awards on an annual basis. We have historically granted stock options with an exercise price in excess of the grant date fair value in order to create an incentive for the employees to create value. Generally, the board has granted awards of restricted stock or stock options to employees when they join the company. Mr. Verghese was granted 15,000 shares of restricted stock and options to purchase 70,000 shares of stock upon assuming the position of Senior Vice President and Chief Financial Officer on March 9, 2009. In order to motivate these officers in a challenging business environment, in June 2009 Mr. Verghese was granted options to purchase an additional 10,000 shares of stock and an additional 15,000 shares of restricted stock, Mr. Degner was granted options to purchase 10,000 shares of stock, Mr. Thomas was granted 15,000 shares of restricted stock and options to purchase an additional 10,000 shares of stock, Mr. Clark was granted 10,000 shares of restricted stock, and Mr. Weinman was granted options to purchase 24,000 shares of stock.

        To date we have not implemented any particular equity granting policies or stock ownership guidelines for our executives. We will continue to periodically review best practices and reevaluate our position with respect to equity granting policies and stock ownership guidelines.

Broad-Based Employee Benefits and Other Perquisites

        We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers, including our named executive officers, are eligible to participate in all of our employee benefit plans, including company-paid medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) retirement plan, on the same basis as other employees. We also pay certain life insurance premiums on behalf of our employees, including named executive officers. Under our 401(k) retirement plan, we currently provide a matching contribution of 100% on the first 3% of employee contributions and 50% on the next 2% of employee contributions. At the discretion of our board, we may also elect to make a profit sharing contribution to the 401(k) retirement plan. We did not make a profit sharing contribution in 2009. We do not offer any other pension or retirement benefits.

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code, or the Code (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1.0 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, "grandfather" provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. In view of these grandfather provisions, we believe that Section 162(m) of the Code will not limit our tax deductions for executive compensation for fiscal year 2009 or 2010. The board's policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the board has the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

Accounting for Stock-Based Compensation

        We account for stock-based payments under our stock incentive plan in accordance with the requirements of FASB ASC 718.

Compensation Tables

Summary Compensation Table

        The following table provides information regarding the compensation awarded to or earned by our named executive officers during the 2007, 2008 and 2009 fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard A. Degner,	2009	240,000	79,200	—	6,743	13,878	339,821
President and Chief Executive Officer	2008	230,000	36,000	—	5,332	9,631	280,963
	2007	211,500	64,800	—	3,059	10,872	290,231
P. Mathew Verghese,	2009	184,000	64,228	21,213	11,528	300	281,269
Senior Vice President and Chief Financial Officer
Jerry D. Dresner	2009	144,000	24,048	24,601	17,036	7,978	217,663
Vice President—Finance	2008	137,250	20,160	22,250	8,674	5,951	194,285
	2007	45,200	18,019	9,950	1,090	—	74,259
Alvin L. Thomas,	2009	240,000	75,000	40,763	15,707	321	371,791
Senior Vice President and General Counsel	2008	47,273	85,000	6,600	4,108	168	143,149
Barry L. Weinman	2009	240,000	25,000	—	10,759	10,330	286,089
President—Weinman GeoScience Division	2008	126,667	36,000	—	8,843	1,073	172,583
William Anthony Clark	2009	175,500	158,942	43,604	16,784	690	395,520
Senior Vice President—Multi-client Services	2008	138,500	26,520	22,287	10,274	661	198,242
	2007	18,333	5,753	2,635	1,398	100	28,219

(1)
The amounts in this column represent discretionary bonuses paid to each of our named executive officers with respect to the applicable year except in 2008, Mr. Thomas was paid a signing bonus of $40,000. Amounts shown for 2009 for Mr. Clark include commissions of $118,627 and a bonus of $40,320. Bonuses were paid in the year to which they relate.

(2)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to stock awards for the fiscal year computed in accordance with FASB ASC 718. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for a description of the assumptions we used in determining the value of these awards.

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to option awards for the fiscal year computed in accordance with FASB ASC 718. See Note 12 to our consolidated financial statements included elsewhere in this prospectus for a description of the assumptions we used in determining the value of these awards.

(4)
The amounts in this column represent the company matching contributions made to each of the named executive officers under our 401(k) retirement plan and amounts we paid for life insurance premiums for the named executive officers. Life insurance premiums paid for Messrs. Degner, Verghese, Dresner, Thomas, Weinman and Clark in 2009 were $450, $300, $690, $321, $1,980 and $690.

Grants of Plan-Based Awards for the Year Ended December 31, 2009

        The following table shows the stock options and restricted stock awards we granted to named executive officers in 2009. These grants were made under our 2006 Incentive Compensation Plan (described below).

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Fair Market Value on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Richard A. Degner	6/15/2009		10,000	$15.00	$3.83	$10,678.00
President and Chief Executive Officer
P. Mathew Verghese(5)	3/9/2009		15,000	$15.00	$3.83	$14,434.00
Senior Vice President and Chief Financial	3/9/2009		15,000	$20.00	$3.83	$11,582.00
Officer	3/9/2009		20,000	$25.00	$3.83	$12,797.00
	3/9/2009		20,000	$30.00	$3.83	$10,848.00
	3/9/2009	15,000			$3.83	$57,450.00
	6/15/2009		10,000	$15.00	$3.83	$10,678.00
	6/15/2009	15,000			$3.83	$57,450.00
Alvin L. Thomas(5)	6/15/2009		10,000	$15.00	$3.83	$10,678.00
Senior Vice President and General Counsel	6/15/2009	15,000			$3.83	$57,450.00
Barry L. Weinman	6/15/2009		6,000	$15.00	$3.83	$6,384.00
President—Weinman GeoScience Division	6/15/2009		6,000	$20.00	$3.83	$5,212.00
	6/15/2009		6,000	$25.00	$3.83	$4,383.00
	6/15/2009		6,000	$30.00	$3.83	$3,765.00
William Anthony Clark	6/15/2009	10,000			$3.83	$38,300.00
Senior Vice President—Multi-client Services

(1)
The stock awards granted to each of our named executive officers vest with respect to 12.5% of the number of shares granted to the named executive officer on the last day of the first full calendar quarter following the first anniversary of the grant date and on the last day of each of the next seven calendar quarters thereafter.

(2)
The stock options granted to each of our named executive officers vest with respect to 25.0% of the underlying shares on the last day of the calendar quarter that contains the first anniversary of the grant date and on each of the next three anniversaries of the last day of that calendar quarter.

(3)
The stock options granted have exercise prices greater than the fair value of our common stock as of the grant date in order to incentivize the named executive officer to contribute to our growth.

(4)
The amounts reported in this column represent the grant date fair value of the full equity awards reported in the previous columns pursuant to FASB ASC 718.

(5)
We intend to accelerate the vesting of up to 20.0% of the unvested shares of each of Messrs. Verghese and Thomas, provided that they sell such shares in this offering.

Outstanding Equity Awards as of December 31, 2009

        The following table shows the outstanding equity awards held by each of our named executive officers as of December 31, 2009. All of these awards were granted pursuant to our 2006 Incentive Compensation Plan (as described below).

		Option Awards(1)
						Stock Awards(2)
		Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable
Name	Grant Date			Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)(3)
Richard A. Degner	6/4/2007	5,000	5,000	15.00	6/3/2017
President and Chief Executive	6/4/2007	5,000	5,000	20.00	6/3/2017
Officer	6/4/2007	10,000	10,000	25.00	6/3/2017
	6/4/2007	10,000	10,000	30.00	6/3/2017
	6/15/2009	0	10,000	15.00	6/14/2019
P. Mathew Verghese(4)	3/9/2009					15,000	210,000
Senior Vice President and	6/15/2009					15,000	210,000
Chief Financial Officer	3/9/2009	0	15,000	15.00	3/7/2019
	3/9/2009	0	15,000	20.00	3/7/2019
	3/9/2009	0	20,000	25.00	3/7/2019
	3/9/2009	0	20,000	30.00	3/7/2019
	6/15/2009	0	10,000	15.00	6/14/2019
Jerry D. Dresner(4)	6/28/2007					2,500	35,000
Vice President—Finance	7/24/2008					1,750	24,500
	6/28/2007	2,000	2,000	15.00	6/27/2017
	6/28/2007	2,000	2,000	20.00	6/27/2017
	6/28/2007	4,000	4,000	25.00	6/27/2017
	6/28/2007	4,000	4,000	30.00	6/27/2017
	7/24/2008	1,500	4,500	15.00	7/23/2018
	7/24/2008	1,500	4,500	20.00	7/23/2018
	7/24/2008	3,000	9,000	25.00	7/23/2018
	7/24/2008	3,000	9,000	30.00	7/23/2018
Alvin L. Thomas(4)	9/17/2008					15,000	210,000
Senior Vice President and	6/15/2009					15,000	210,000
General Counsel	9/17/2008	2,500	7,500	15.00	9/16/2018
	9/17/2008	2,500	7,500	20.00	9/16/2018
	9/17/2008	5,000	15,000	25.00	9/16/2018
	9/17/2008	5,000	15,000	30.00	9/16/2018
	6/15/2009	0	10,000	15.00	6/14/2019
Barry L. Weinman(5)	6/15/2009	1,500	4,500	15.00	6/3/2018
President—Weinman GeoScience Division	6/15/2009	1,500	4,500	20.00	6/3/2018
	6/15/2009	1,500	4,500	25.00	6/3/2018
	6/15/2009	1,500	4,500	30.00	6/3/2018
William Anthony Clark	10/25/2007					2,500	35,000
Senior Vice President—Multi-client	7/24/2008					8,750	122,500
Services	6/15/2009					10,000	140,000
	10/25/2007	2,500	2,500	15.00	10/24/2017
	10/25/2007	2,500	2,500	20.00	10/24/2017
	10/25/2007	2,500	2,500	25.00	10/24/2017
	10/25/2007	2,500	2,500	30.00	10/24/2017
	9/28/2008	1,250	3,750	15.00	9/27/2018
	9/28/2008	1,250	3,750	20.00	9/27/2018
	9/28/2008	2,500	7,500	25.00	9/27/2018
	9/28/2008	2,500	7,500	30.00	9/27/2018

(1)
The stock options granted to each of our named executive officers vest with respect to 25.0% of the underlying shares on the last day of the calendar quarter that contains the first anniversary of the grant date and on each of the next three anniversaries of the last day of that calendar quarter.

(2)
The stock awards granted to each of our named executive officers vest with respect to 12.5% of the number of shares granted to the named executive officer on the last day of the first full calendar quarter following the first anniversary of the grant date and on the last day of each of the next seven calendar quarters thereafter.

(3)
The values set forth in this column are based on the fair market value of our shares on December 31, 2009.

(4)
We intend to accelerate the vesting of up to 20.0% of the unvested shares of each of Messrs. Verghese, Dresner, Thomas and Clark, provided that they sell such shares in this offering.

(5)
On June 5, 2008, Mr. Weinman was granted stock options to purchase 12,000 shares of our common stock, at an exercise price per share of $25.00, and stock options to purchase 12,000 shares of our common stock, at an exercise price per share of $30.00. On June 15, 2009, we and Mr. Weinman agreed to cancel such options and reissue them, effective as of such date, as follows: stock options to purchase 6,000 shares of our common stock at an exercise price of $15.00 per share; stock options to purchase 6,000 shares of our common stock at an exercise price of $20.00 per share; stock options to purchase 6,000 shares of our common stock at an exercise price of $25.00 per share; and stock options to purchase 6,000 shares of our common stock at an exercise price of $30.00 per share. All other terms and conditions of such stock options, including the vesting schedule, remained unchanged. The incremental fair value of the reissued stock options, computed as of the date of the cancellation and reissuance of such stock options, calculated in accordance with FASB ASC 718, is $10,759.

Option Exercises and Stock Vested in 2009

        The following table sets forth certain information regarding restricted stock held by our named executive officers that vested during 2009.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jerry D. Dresner Interim CFO	5,250	$20,107.50
William Anthony Clark Senior Vice President-Multi-client Services	3,750	$14,362.50

(1)
The values set forth in this column are based on the fair market value of our shares on the vesting date.

Employment Agreements

P. Mathew Verghese

        On December 24, 2009, we entered into an employment agreement with Mathew Verghese, our Senior Vice President and Chief Financial Officer. The employment agreement has an initial term of two years, and renews automatically for additional one-year terms unless either party gives notice of an election not to renew at least 90 days prior to the end of the term. Mr. Verghese is entitled to an initial base salary of $240,000, subject to review and increase by us from time to time. Mr. Verghese's employment agreement also provides that he may receive an annual cash and/or stock bonus at the discretion of our board of directors, he is entitled to four weeks of paid vacation each year and may participate in other employee benefit plans and arrangements in which executives at or above the level of senior vice president participate.

        If we terminate Mr. Verghese's employment without "Cause" (as defined) or if he terminates his employment for "Good Reason" (as defined), (a) we will be obligated to pay him: (i) his base salary through the date of termination; (ii) an amount equal to one-year's base salary; and (iii) the greater of: (x) the amount of the bonus paid to him for the prior year, (y) the average of the bonuses paid to him for the two prior years and (z) twenty percent of his base salary; and (b) all of his unvested restricted stock outstanding will vest. If his employment is terminated for death or disability, we will be obligated to pay him his base salary through the date of termination and he will be entitled to consideration for an annual bonus with respect to the calendar year in which he dies or becomes disabled, which amount will be pro-rated for the number of days worked. In addition, he will become fully vested in all unvested restricted stock outstanding on the date of his disability or death. If he terminates his employment for other than "good reason" or we terminate his employment for "Cause", we will only be obligated to pay him his base salary through the date of termination. If we elect not to renew Mr. Verghese's employment agreement, he will be eligible to receive the annual bonus, if any, for the year in which the non-renewal notice is provided, which amount will be pro-rated for the number of days worked.

        Mr. Verghese's employment agreement defines "Cause" as:

  •
  his failure or refusal to perform substantially his material duties, responsibilities and obligations (other than a failure resulting from his incapacity due to physical or mental illness), which failure continued for a period of at least thirty (30) days after a written notice of demand for substantial performance has been delivered to him specifying the manner in which he has failed substantially to perform;

  •
  any intentional act involving fraud, misrepresentation, theft, embezzlement, or dishonesty ("Fraud") resulting in harm to us;

  •
  conviction of (or a plea of nolo contendere to) an offense which is a felony or which is a misdemeanor that involves Fraud; or

  •
  a material breach of his employment agreement by him.

        We are required provide written notice to him describing the nature of the Cause event within 30 days of any such Cause event and he has 30 calendar days to cure the Cause event to our reasonable satisfaction.

        A "Good Reason" shall mean any of the following (without his express written consent):

  •
  A diminution in his base salary;

  •
  A change in the location where he performs the majority of his job duties at the time he executes his employment agreement ("Base Location") to a location that is more than fifty (50) miles from the Base Location, without his written consent, except for reasonably required travel by him on our company's business;

  •
  A substantial and adverse diminution in his duties, authority, responsibility or position with our company; or

  •
  Any breach by our company of any material provision of his employment agreement.

        However, Good Reason shall exist with respect to an above specified matter only if the matter is not corrected, or begun to be corrected, by us within thirty (30) days after our receipt of written notice of the matter from him.

        Mr. Verghese's employment agreement contains restrictions on the use of confidential information and 12-month post-termination non-competition and non-solicitation covenants. In addition, the agreement obligates us to indemnify him, to the maximum extent allowed by law, against proceedings brought against him arising out of his duties serving as our officer, and to reimburse or advance to him the funds necessary for the payment of his expenses arising out of any such proceedings.

Alvin L. Thomas II

        On December 24, 2009, we entered into an employment agreement with Alvin Thomas, our Senior Vice President, Secretary and General Counsel. The employment agreement has an initial term of two years, and renews automatically for additional one-year terms unless either party gives notice of an election not to renew at least 90 days prior to the end of the term. Mr. Thomas is entitled to an initial base salary of $240,000, subject to review and increase by us from time to time. Mr. Thomas's employment agreement also provides that he may receive an annual cash and/or stock bonus at the discretion of our board of directors, he is entitled four weeks of paid vacation each year and may participate in other employee benefit plans and arrangements in which executives at or above the level of senior vice president participate.

        If we terminate Mr. Thomas's employment without "Cause" (as defined) or if he terminates his employment for "Good Reason" (as defined), (a) we will be obligated to pay him: (i) his base salary through the date of termination; (ii) an amount equal to one-year's base salary; and (iii) the greater of: (x) the amount of the bonus paid to him for the prior year, (y) the average of the bonuses paid to him for the two prior years and (z) twenty percent of his base salary; and (b) all of his unvested restricted stock outstanding will vest. If his employment is terminated for death or disability, we will be obligated to pay him his base salary through the date of termination and he will be entitled to consideration for an annual bonus with respect to the calendar year in which he dies or becomes disabled, which amount will be pro-rated for the number of days worked. In addition, he will become fully vested in all unvested restricted stock outstanding on the date of his disability or death. If he terminates his employment for other than "good reason" or we terminate his employment for "Cause", we will only be obligated to pay him his base salary through the date of termination. If we elect not to renew Mr. Thomas's employment agreement, he will be eligible to receive the annual bonus, if any, for the year in which the non-renewal notice is provided, which amount will be pro-rated for the number of days worked.

        Mr. Thomas's employment agreement defines "Cause" and Good Reason the same as Mr. Verghese's above.

        Mr. Thomas's employment agreement contains restrictions on the use of confidential information and 12-month post-termination non-competition and non-solicitation covenants. In addition, the agreement obligates us to indemnify him, to the maximum extent allowed by law, against proceedings brought against him arising out of his duties serving as our officer, and to reimburse or advance to him the funds necessary for the payment of his expenses arising out of any such proceedings.

Barry L. Weinman

        In connection with the Weinman Acquisition, we entered in to an employment agreement with Barry Weinman. Pursuant to this agreement, Mr. Weinman is employed as President of our Weinman GeoScience—Division. The employment agreement is for a term ending June 30, 2010. For his services, Mr. Weinman receives an annual base salary of $240,000, subject to review and increase by us from time to time. The employment agreement also provide that he may receive a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and four weeks of paid vacation each year. The employment agreement contains restrictions on the use of confidential information and 12-month post-termination non-solicitation and non-hire covenants.

        Upon termination of Mr. Weinman's employment by us for Cause, by him for any reason other than Good Reason, due to his death or upon termination by us due to his disability, all compensation and benefits will cease upon termination other than: (i) those benefits that are provided by retirement and benefit plans and programs specifically adopted and approved by us for him that are earned and vested by the termination date, (ii) his base salary through the termination date; (iii) any incentive compensation due him if such incentive compensation was due and payable on or before the termination date; and (iv) medical and similar benefits the continuation of which is required by applicable law or provided by the applicable benefit plan.

        If Mr. Weinman's employment with us is terminated (i) by us for no reason or for any reason other than Cause, his death or disability, or his reaching his 65th birthday, or (ii) by him for Good Reason, we will be obligated to pay or provide to him the following:

  •
  The portion of his base salary due and payable through the termination date;

  •
  Incentive compensation due him if such incentive compensation was due and payable on or before the termination date;

  •
  All shares granted or awarded to him prior to the termination date shall immediately vest; and

  •
  If immediately prior to the termination date he (and, if applicable, his spouse and/or dependents) was covered under our group medical, dental, health and hospital plan in effect at-such time, then we are obligated, at no greater cost or expense to him than was the case immediately prior to the termination date, to continue to provide such coverage until the date on which he commences receiving Medicare benefits under Parts A, B and D. On and after the date on which Mr. Weinman commences receiving such Medicare benefits, he (and, if applicable, his spouse and/or dependents) may continue coverage under our group medical, dental, health and hospital plan by paying to us on a monthly basis the full premium cost of coverage. We are obligated to make the coverage available to him in a manner that will not result in taxation of plan benefits or other negative tax consequences to him.

        Except as otherwise provided above, all other compensation and benefits will cease upon the termination date other than the following: (i) those benefits that are provided by retirement and benefit plans and programs specifically adopted and approved by us for Mr. Weinman that are earned and vested by the termination date, (ii) any rights he or his survivors may have under any grants of options to purchase shares or under any grants of restricted stock; and (iii) medical and similar benefits the continuation of which is required by applicable law or as provided by the applicable benefit plan.

        As used in Mr. Weinman's employment agreement, "Cause" is defined as:

  •
  his willful and continued failure to substantially perform his obligations under his employment agreement after a written demand for substantial performance has been delivered to him by us and he has failed to remedy the situation within ten days after his receipt of such written demand;

  •
  his willfully engaging in conduct materially and demonstrably injurious to our property or business, including without limitation, fraud, misappropriation of funds or other of our property, other willful misconduct, gross negligence or conviction of a felony or any crime of moral turpitude;

  •
  his material breach of his employment agreement which breach has not been remedied by him within ten (10) days after receipt by him of written notice from us that he is in material breach of his employment agreement; or

  •
  his being enjoined from serving as a director of officer or companies that have any class of securities registered under the Securities Act of 1933 or that file periodic reports under the Securities Exchange Act of 1934.

        As used in Mr. Weinman's employment agreement, "Good Reason" means:

  •
  our failure to comply with our obligations under the employment agreement;

  •
  the assignment to, or removal from, him of duties such that his duties are materially inconsistent with his position other action by us that results in a diminution in such position, duties, functions, responsibilities or authority; or

  •
  the relocation of his principal place of performance of his duties and responsibilities under this Agreement to a location more than 50 miles from his current place of employment;

  •
  after or in connection with a Change in Control (as defined below), (i) our failure to continue in effect any benefit or compensation plan in which he is participating at the time of such Change in Control, or (ii) the taking of any action by us that would adversely affect his participation in or materially reduce his benefits under any of such plans or deprive him of any material fringe benefit enjoyed by him at the time of such Change in Control;

  •
  any failure by us to comply with its obligation to have any successor; or

  •
  any purported termination of his employment by us which is not effected pursuant to the terms of the agreement.

        As used in Mr. Weinman's employment agreement, a "Change in Control" shall mean the occurrence of any of the following after the date of the agreement:

  •
  the acquisition by any individual, entity or group (a "Covered Person") of beneficial ownership of 25% or more of either (i) the then outstanding shares, or (ii) the combined voting power of our then outstanding voting securities entitled to vote generally;

  •
  individuals who, as of the date of the agreement, constituted our board of directors (the "Incumbent Board") cease for any reason to constitute at least a majority of our board of directors; provided, however, that any individual becoming a director subsequent to the date of the agreement whose election, or nomination for election by our shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board;

  •
  consummation of (xx) a reorganization, merger, amalgamation, consolidation, sale or other form of business combination of our company, or (yy) a sale, lease, exchange, disposition or other transfer of all or substantially all of the assets of our company (a "Business Combination"), in each case, unless, following such Business Combination, (i) the individuals and entities who were the beneficial owners of the outstanding shares immediately prior to such Business Combination beneficially own more than 75% of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination, and (ii) no Covered Person beneficially owns, directly or indirectly, 25% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination; or

  •
  approval by our shareholders of a complete liquidation or dissolution.

Equity-Based Compensation Plans

2006 Incentive Compensation Plan

        In July 2006, our board and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, which we refer to as the 2006 Incentive Plan. The purpose of the 2006 Incentive Plan is to foster and promote our long-term financial success and to increase stockholder value by attracting and retaining, encouraging the commitment and motivating the superior performance of, selected employees, consultants and directors, aligning the interests of those individuals and our stockholders, and enabling those individuals to share in our long-term growth and success.

        The 2006 Incentive Plan provides for a variety of incentive awards, including

  •
  nonstatutory stock options,

  •
  incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code),

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  stock appreciation rights,

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  restricted stock awards,

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  restricted stock unit awards,

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  performance-based awards,

  •
  and other stock-based awards.

        We initially reserved 3,000,000 shares of our common stock for issuance under the 2006 Incentive Plan. In March 2007, following a 10:1 split of our stock, our board and a majority of our stockholders approved an amendment to the 2006 Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to 9,203,058 and providing that unless our board, or compensation committee determines that a particular award is not intended to be a performance-based award, the maximum aggregate number of shares of our common stock that could be awarded to a covered employee (within the meaning of Section 162(m) of the Code) in any calendar year is 100,000 shares and the maximum aggregate cash payment that could be made to a covered employee is $250,000.

        Administration.    The 2006 Incentive Plan is administered by our board, unless and until the board delegates administration to the committee or other applicable committee of the board. Upon and following the consummation of this offering, the 2006 Incentive Plan will be administered by the compensation committee. The board, or the compensation committee if so empowered, has the power and authority to select participants, determine the sizes, duration and types of awards, determine the terms and conditions of awards and agreement, determine restrictions on the transfer of awards, construe and interpret the 2006 Incentive Plan and any agreement entered into under the plan, and to establish, amend or waive rules for the administration of the 2006 Incentive Plan. Our board, or the compensation committee if so empowered, may delegate to certain designated officers or other employees any of its duties and authority under the 2006 Incentive Plan, subject to certain limitations in granting awards and in the event that our shares become publicly traded.

        Grant of Awards.    Certain employees, consultants and directors will be eligible to be granted awards under the 2006 Incentive Plan. Our board, or the compensation committee if so empowered, will determine:

  •
  which employees, consultants and directors are to be granted awards;

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  the type of award that is granted (only employees can be granted incentive stock options under Section 422 of the Code);

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  the number of shares subject to the awards; and

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  terms and conditions of each award, as consistent with the 2006 Incentive Plan.

        Stock Options.    Awards of stock options, including nonstatutory and incentive stock options, may be granted under the 2006 Incentive Plan. The exercise price per share of our common stock covered by a stock option will be specified in an award agreement and may not be less than 100% of the fair market value per share on the date of grant (110% with respect to an incentive stock option granted to a holder of at least 10% of our shares). Stock options may be exercised by a holder by delivering a signed written notice of exercise to us. The exercise price may generally be paid either in cash, in shares of our common stock, or by a combination of the foregoing methods.

        The term of an option will be set by our board, or the compensation committee if so empowered, subject to the following conditions: (1) no option term will be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock will not exceed five years from the date of grant. Upon termination of an outstanding option holder's services other than due to his or her death, disability, retirement or termination for cause, the holder may exercise his or her vested options within the time period specified in the option grant, but no later than 90 days following termination. Upon termination of an option holder's services due to his or her death or disability, his or her vested options will remain exercisable until the expiration of the period set forth in the award agreement, but no later than one year following termination. Upon an option holder's retirement, his or her vested options will remain exercisable until the earlier to occur of the expiration of the period set forth in the award agreement or six months following termination (three months for incentive stock options).

        Stock Appreciation Rights.    Awards of stock appreciation rights may be granted under the 2006 Incentive Plan. The terms and conditions of a stock appreciation right will be specified in an award agreement. The exercise price per share of our common stock covered by a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant and the term of the stock appreciation right may not be greater than 10 years from the date of grant. Upon exercise of a stock appreciation right, the grantee will generally receive an amount equal to the excess of the fair market value per share of our stock covered by the stock appreciation right as of the date of exercise over the exercise price, which may be payable in cash, shares of our common stock or by a combination of the foregoing methods.

        Restricted Stock and Restricted Stock Unit Awards.    Awards of restricted shares of our common stock, or restricted stock, may be granted under the 2006 Incentive Plan. In general, the restricted stock will be subject to certain forfeiture and transfer restrictions until the restrictions lapse with the passage of time, as provided in an award agreement. Awards of restricted stock units may also be granted under the 2006 Incentive Plan, which would entitle the grantee to receive shares of our common stock or cash upon the lapse of restrictions. Most awards granted under our 2006 Incentive Plan provide for immediate vesting upon a change of control or upon the death or disability of the grantee.

        Other Stock-Based Awards.    Our board, or the compensation committee if so empowered, may also award other-stock based awards to participants either alone, in addition to or in conjunction with any other awards granted under the 2006 Incentive Plan. The terms and conditions of other stock-based awards will be provided in written award agreements.

        Performance-Based Awards.    Under the 2006 Incentive Plan, performance-based awards are available for grant and are intended to comply with the requirements of Section 162(m) of the Code, in order to allow those awards, when payable, to be fully tax deductible by us. As determined by our board or compensation committee at the time of grant, performance-based awards may be granted subject to performance objective relating to one or more of the following performance criteria: profits (including, but not limited to, profit growth, net operating profit or economic profit); profit-related return ratios; return measures (including, but not limited to, return on assets, capital, equity, investment or sales); cash flow (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital or investments); earnings (including but not limited to, total stockholder return, earnings per share or earnings before or after taxes); net sales growth; net earnings or income (before or after taxes, interest, depreciation and/or amortization); gross, operating or net profit margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); turnover of assets, capital, or inventory; expense targets; margins; measures of health, safety or environment; operating efficiency; customer service or satisfaction; market share; credit quality; debt ratios (e.g., debt to equity and debt to total capital); and working capital targets.

        Adjustments of Awards.    If our board or compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects the common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Plan, then the board or compensation committee may appropriately and equitably adjust:

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  the aggregate number of, and kind of, shares of common stock subject to the 2006 Incentive Plan;

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  the number of, and kind of, shares of common stock subject to outstanding awards;

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  the price per share of the common stock upon exercise of outstanding awards; and

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  the terms and conditions of outstanding awards, including the financial or other performance targets specified in any award agreement.

        Change in Control.    In the event of a change in control, unless otherwise provided in an award agreement, all outstanding stock options and stock appreciation rights will become 100% vested and exercisable, and all restrictions on restricted stock, restricted stock unit and other stock-based awards will lapse. In general, a "change in control" under the 2006 Incentive Plan means the occurrence of any one or more of the following events: (a) the acquisition by any person of 50% or more of either (i) our then outstanding shares of common stock or (ii) the combined voting power of our then outstanding voting securities; (b) individuals who, as of the effective date of our 2006 Incentive Plan, constitute our board of directors cease for any reason to constitute at least a majority of our board; (c) approval by our shareholders of a reorganization, merger, consolidation or similar business combinations; (d) the sale or other disposition of all or substantially all of our assets; or (e) the adoption of any plan or proposal for our liquidation or dissolution.

        Amendment or Termination.    The board may generally amend or terminate the 2006 Incentive Plan at any time; however, the board must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2006 Incentive Plan; (ii) to extend the limit on the period during which awards may be granted; (iii) to amend the requirements as to the class of employees eligible to purchase shares of our common stock or (iv) to the extent otherwise required by applicable law, rule or regulation.

Pension Benefits

        None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

        None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Director Compensation

        In 2009, we did not pay any cash compensation in the form of retainers or fees for service on the board or any committees to members of our board, nor did we grant any equity-based compensation to any members of the board for their service as directors in 2009.

        Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors. Messrs. Skerl and Forrest each received grants of 10,000 stock options in 2007 which remained outstanding as of December 31, 2009.

Potential Payments on Termination or Change of Control

        The following sets forth the incremental compensation that would be payable by us to each of our named executive officers in the event of (i) a change of control or (ii) each named executive officer's termination of employment with us under various scenarios, which we refer to as "termination events," including the named executive officer's voluntary resignation, involuntary termination for "Cause," involuntary termination without "Cause," termination by the executive for "Good Reason," termination in connection with a "Change of Control," termination in the event of "Disability," termination in the event of death, and termination in the event of retirement, where each of these defined terms has the meaning ascribed to it in the respective executive's employment agreement. In accordance with applicable SEC rules, the following discussion assumes:

  •
  that the termination event in question and/or change of control occurred on December 31, 2009, the last business day of 2009; and

  •
  with respect to calculations based on our stock price, we used $14.00, which was the amount that our board determined was the value of our stock as of December 27, 2009.

        The analysis contained in this section does not consider or include payments made to a named executive officer with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of our executive officers and that are available generally to all salaried employees, such as our 401(k) plan. The actual amounts that would be paid upon a named executive officer's termination of employment can only be determined at the time of such executive officer's termination. Due to the number of factors that affect the nature and amount of any compensation or benefits provided upon the termination events, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, our stock price at such time, and the executive officer's age.

        Each named executive officer is party to equity award agreements relating to options and/or restricted stock granted under our 2006 Stock Option Plan. Messrs. Verghese, Thomas and Weinman are also parties to employments agreements. These agreements and plans may provide that a named executive officer is entitled to additional consideration in the event of a termination event. Specifically, each restricted stock award agreement provides for accelerated vesting of all shares of restricted stock in the event of an executive's death or disability or in the event of a change of control.

        Assuming a change in control (as defined in our 2006 Incentive Plan) occurred on December 31, 2009, the vesting of the unvested stock options and restricted stock granted to our named executive officers pursuant to the 2006 Incentive Plan would have accelerated and all stock options would have become vested and exercisable as of that date and all restrictions on the shares of restricted stock would have lapsed as of that date. While all of our named executive officers would have been entitled to accelerated vesting of their options if a change in control occurred on December 31, 2009, since the options were underwater, such acceleration would have had no value.

        Richard A. Degner.    Mr. Degner does not have an employment agreement. Therefore, he is not entitled to any compensation payable or benefits upon a termination.

Element	Change of Control ($)	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Stock Option Awards(1)	—	—	—
Restricted Stock Awards(2)	—	—	—

Total	—	—	—

(1)
The table above shows no amount of intrinsic value for unvested options as of December 31, 2009, that could have accelerated vesting upon a termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(2)
Mr. Degner had no unvested restricted stock outstanding at December 31, 2009.

        P. Mathew Verghese.    In addition to the amounts listed below, Mr. Verghese is entitled to all accrued compensation and unreimbursed expenses through the date of termination in the event of his termination.

Element	Voluntary Resignation ($)	Involuntary Termination for Cause ($)	Involuntary Termination by us without Cause or by Executive for Good Reason ($)	Termination in Connection with Change of Control (without Cause or for Good Reason) ($)(6)	Change of Control without Termination	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Cash Severance Payment(1)	—	—	240,000	240,000	—	—	—
Bonus Payment(2)	—	—	79,200	79,200	—	39,600	39,600
Stock Option Awards(3)	—	—	—	—	—	—	—
Restricted Stock Awards (4)	—	—	420,000	420,000	420,000	420,000	420,000
Continued Health Coverage(5)	—	—	—	—	—	—	—

Total	—	—	739,200	739,200	420,000	459,600	459,600

(1)
In the event of termination without Cause or termination for Good Reason, Mr. Verghese is entitled to an amount equal to one year of base salary at the rate in effect immediately before the Termination, payable in a lump sum.

(2)
In the event of termination without Cause or termination for Good Reason, Mr. Verghese is entitled to an amount equal to the greater of: (i) the amount of his annual bonus, if any, relating to the prior calendar year, (ii) the average of the annual bonus amounts, if any, relating to the two prior calendar years, or (iii) twenty percent of his base salary payable in a lump sum. The amounts in this row represent an estimate of the potential bonus payable to Mr. Verghese based on the actual bonus paid for 2009. If his employment is terminated for death or disability, he will be entitled to consideration for an annual bonus with respect to the calendar year in which he dies or becomes disabled, which amount will be pro-rated for the number of days worked. The pro-rated amounts of the bonuses for termination of disability are estimated at one-half of the actual bonus paid for 2009. If we elect not to renew Mr. Verghese's employment agreement, will be eligible to receive the annual bonus, if any, for the year in which the non-renewal notice is provided, which amount will be pro-rated for the number of days worked.

(3)
The acceleration of vesting of stock options, if any, is governed under the terms of Mr. Verghese's various option agreements governing the grants. In general, all option grants will vest if Mr. Verghese's employment is terminated in the event of disability or death. The table above shows no amount of intrinsic value for unvested options as of December 31, 2009 that would have accelerated vesting upon the termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(4)
Mr. Verghese's employment agreement provides that all outstanding restricted stock will vest if Mr. Verghese's employment is terminated without Cause or for Good Reason. Mr. Verghese's restricted stock award agreements provide that his shares of restricted stock will vest in the event of his death or disability or in the event of a change of control. The table above shows the amount of intrinsic value for restricted stock as of December 31, 2009 that would have accelerated vesting upon the termination event based on a value of $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(5)
Mr. Verghese is not entitled to continuing health coverage other than as provided by COBRA.

(6)
Amounts payable to Mr. Verghese for termination in connection with a change of control without Cause or with Good Reason are the same as if there were no change of control.

        Jerry D. Dresner.    Mr. Dresner does not have an employment agreement. Therefore, he is not entitled to any compensation payable or benefits upon a termination event except as provided in his equity award agreements.

Element	Change of Control ($)	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Stock Option Awards(1)	—	—	—
Restricted Stock Awards(2)	59,500	59,500	59,500

Total	59,500	59,500	59,500

(1)
The table above shows no amount of intrinsic value for unvested options as of December 31, 2009, that could have accelerated vesting upon a termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(2)
Mr. Dresner's equity awards provide that they shall vest in full upon a change of control or upon his death or disability. The table above shows the amount of intrinsic value for restricted stock as of December 31, 2009 that would have accelerated vesting upon the termination event based on a value of $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

        Alvin L. Thomas.    In addition to the amounts listed below, Mr. Thomas is entitled to all accrued compensation and unreimbursed expenses through the date of termination in the event of his termination.

Element	Voluntary Resignation ($)	Involuntary Termination for Cause ($)	Involuntary Termination by us without Cause or by Executive for Good Reason ($)	Termination in Connection with Change of Control (without Cause or for Good Reason) ($)(6)	Change of Control without Termination	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Cash Severance Payment(1)	—	—	240,000	240,000	—	—	—
Bonus Payment(2)	—	—	75,000	75,000	—	37,500	37,500
Stock Option Awards(3)	—	—	—	—	—	—	—
Restricted Stock Awards (4)	—	—	420,000	420,000	420,000	420,000	420,000
Continued Health Coverage(5)	—	—	—	—	—	—

Total	—	—	735,000	735,000	420,000	457,000	457,000

(1)
In the event of termination without Cause or termination for Good Reason, Mr. Thomas is entitled to an amount equal to one year of base salary at the rate in effect immediately before the Termination, payable in a lump sum.

(2)
In the event of termination without Cause or termination for Good Reason, Mr. Thomas is entitled to an amount equal to the greater of: (i) the amount of his annual bonus, if any, relating to the prior calendar year, (ii) the average of the annual bonus amounts, if any, relating to the two prior calendar years, or (iii) twenty percent of his base salary payable in a lump sum. The amounts in this row represent an estimate of the potential bonus payable to Mr. Thomas based on the actual bonus paid for 2009. If his employment is terminated for death or disability, he will be entitled to consideration for an annual bonus with respect to the calendar year in which he dies or becomes disabled, which amount will be pro-rated for the number of days worked. The pro-rated amounts of the bonuses for termination of disability are estimated at one-half of the actual bonus paid for 2009. If we elect not to renew Mr. Thomas's employment agreement, he will be eligible to receive the annual bonus, if any, for the year in which the non-renewal notice is provided, which amount will be pro-rated for the number of days worked.

(3)
The acceleration of vesting of stock options, if any, is governed under the terms of Mr. Thomas's various option agreements governing the grants. In general, all option grants will vest if Mr. Thomas's employment is terminated in the event of Disability or death. The table above shows the amount of intrinsic value for unvested options as of December 31, 2009 that would have accelerated vesting upon the termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(4)
Mr. Thomas's employment agreement provides that all outstanding restricted stock will vest if Mr. Thomas's employment is terminated without Cause or for Good Reason. Mr. Thomas's restricted stock award agreements provide that his shares of restricted stock will vest in the event of his death or disability or in the event of a change of control. The table above shows no amount of intrinsic value for restricted stock as of December 31, 2009 that would have accelerated vesting upon the termination event based on a value of $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(5)
Mr. Thomas is not entitled to continuing health coverage other than as provided by COBRA.

(6)
Amounts payable to Mr. Thomas for termination in connection with a change of control without Cause or with Good Reason are the same as if there were no change of control.

        Barry L. Weinman.    In addition to the amounts listed below, Mr. Weinman is entitled to all accrued compensation and unreimbursed expenses through the date of termination in the event of his termination.

Element	Voluntary Resignation ($)	Involuntary Termination for Cause ($)	Involuntary Termination by us without Cause or by Executive for Good Reason ($)	Termination in Connection with Change of Control (without Cause or for Good Reason) ($)	Change of Control without Termination	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Cash Severance Payment(1)	—	—	—	—	—	—	—
Bonus Payment(2)	—	—	—	—	—	—	—
Stock Option Awards(3)	—	—	—	—	—	—	—
Restricted Stock Awards(4)	—	—	—	—	—	—	—
Continued Health Coverage(5)	—	—	34,412	34,412	—	34,412	34,412

Total	—	—	34,412	34,412	—	34,412	34,412

(1)
In the event of termination without for any reason, Mr. Weinman is not entitled to a cash severance payout.

(2)
If Mr. Weinman's employment with us is terminated (i) by us for no reason or for any reason other than Cause, his death or disability, or his reaching his 65th birthday, or (ii) by him for Good Reason, we will be obligated to pay or provide to him incentive compensation only if such incentive compensation was due and payable on or before the termination date.

(3)
If Mr. Weinman's employment with us is terminated (i) by us for no reason or for any reason other than Cause, his death or disability, or his reaching his 65th birthday, or (ii) by him for Good Reason, all of his outstanding options will immediately vest. The table above shows no amount of intrinsic value for unvested options as of December 31, 2009 that would have accelerated vesting upon the termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(4)
Mr. Weinman had no restricted stock awards outstanding at December 31, 2009.

(5)
If any of Mr. Weinman, his wife or his dependents is covered under our group medical, dental, health and hospital plan in effect at the termination date, then we are obligated, at no greater cost or expense to him than was the case immediately prior to the termination date, to continue to provide such coverage until the date on which he commences receiving Medicare benefits under Parts A, B and D. On and after the date on which Mr. Weinman commences receiving such Medicare benefits, he (and his spouse and dependents) may continue coverage under our group medical, dental, health and hospital plan by paying to us on a monthly basis the full premium cost of coverage. The estimated amount of benefits payable to Mr. Weinman is based upon the amount our employees must pay monthly for COBRA benefits from December 31, 2009 through the date he turns 65, grossed up for any tax liabilities applicable to such payments.

        William Anthony Clark.    Mr. Clark does not have an employment agreement. Therefore, he is not entitled to any compensation payable or benefits upon a termination event except as provided in his equity award agreements.

Element	Termination in Connection with Change in Control ($)	Termination in the Event of Disability ($)	Termination in the Event of Death ($)
Stock Option Awards(1)	—	—	—
Restricted Stock Awards	297,500	297,500	297,500

Total	297,500	297,500	297,500

(1)
The table above shows no amount of intrinsic value for unvested options as of December 31, 2009, that could have accelerated vesting upon a termination event because the exercise price of all such options is above $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

(2)
Mr. Clark's equity awards provide that they shall vest in full upon a change of control or upon his death or disability. The table above shows the amount of intrinsic value for restricted stock as of December 31, 2009 that would have accelerated vesting upon the termination event based on a value of $14.00 per share, the value assigned to the stock by the board on December 27, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.

Transactions with Executive Officers and Directors

        Two of our directors, Messrs. George Matelich and Stanley de Jongh Osborne, are affiliated with Kelso & Company, L.P.

Stock Repurchase

        On December 29, 2009, the Company purchased from Richard Degner our Chief Executive Officer and the chairman of our board of directors, Tom Fleure, our Senior Vice President, Geophysical Technology, and a director, Craig Lindberg, our Senior Vice President, Strategic Initiatives, John Degner and Heidi Brown an aggregate of 351,563 shares of Class B Common Stock for an aggregate purchase price of $4,921,880. John Degner and Heidi Brown are the sister and brother of Richard Degner, our Chief Executive Officer. This transaction was approved by all of the board members other than Richard Degner and Tom Fleure and the shares were purchased at a price of $14.00 per share. Richard Degner, John Degner, Craig Lindberg, Heidi Brown and Tom Fleure received proceeds of $2,632,000, $525,000, $614,880, $800,000 and $350,000, respectively, from such sales.

        Richard Degner, John Degner and Heidi Brown applied substantially all of the proceeds in such repurchase transactions to the repayment of certain loans, and the termination of a mortgage of certain family held real property, originally made to such individuals as financing for the formation of the company. By agreement, Craig Lindberg was entitled to include shares in certain sales of our common stock by Richard Degner and included shares in the repurchase transaction pursuant to such rights.

Weinman Acquisition

        In 2008, we entered into an Asset Purchase Agreement (the "Weinman Purchase Agreement") with, among others, Weinman GeoScience, Inc. ("Weinman"), Barry L. Weinman, President of our Weinman GeoScience division, and Mr. Weinman's spouse, Jane Weinman, Division Controller of Weinman. Pursuant to the Weinman Purchase Agreement, we acquired substantially all of the business and assets of Weinman for $22.0 million, of which $10.0 million was paid in cash at the closing and $12.0 million was paid by the issuance of our unsecured promissory notes (the "Weinman Notes").

        Under the Weinman Purchase Agreement, WGI Sub, LLC, a subsidiary of Weinman ("WGI"), and Mr. and Mrs. Weinman are entitled to an earn-out payment of up to $10.0 million payable not later than June 30, 2010, with respect to Mr. and Mrs. Weinman, and not later than December 31, 2010, with respect to WGI, if certain EBITDA targets during the 24-month period ending on March 31, 2010 are obtained. WGI has the right to receive 55% of this earn-out amount, while the remainder of the amount will be payable to Mr. and Mrs. Weinman. The earn-out is payable in shares of our capital stock having an aggregate value equal to the earn-out amount. The number of shares to be issued will be determined on the basis of the average closing price of our shares for the 20-day period immediately preceding the Earnout Determination Date (as defined in the Weinman Purchase Agreement). If a change in control of our company occurs prior to the date the earn-out payment is earned in full, the full $10.0 million of the earn-out will fully vest regardless of whether the EBITDA targets are met.

        In June 2009, we converted $8.0 million in principal amount of the Weinman Notes into shares of our common stock, and modified the EBITDA targets. In September 2009, we paid off the remainder of the Weinman Notes.

        As a result of the foregoing transaction, Mr. and Mrs. Weinman, who collectively owned 100% of Weinman at the time of the sale, received the $10.0 million cash payment made at the closing. Further, the Weinman Notes were issued to both WGI and Mr. and Mrs. Weinman. Upon the conversion of part of the Weinman Notes into common stock, Mr. and Mrs. Weinman received 295,809 fully vested shares of common stock. The remaining 361,545 shares of common stock issued upon conversion of the Weinman Notes are held by WGI, subject to vesting.

        In connection with the Weinman Acquisition, we entered in to employment agreements with Barry and Jane Weinman. Pursuant to their employment agreements, Mr. Weinman is employed as President, and Mrs. Weinman is employed as Controller, of our Weinman GeoScience—Division. The employment agreements are for a term ending June 30, 2010. For their services, Mr. and Mrs. Weinman receive annual base salaries of $240,000 and $100,000, respectively, beginning on June 5, 2009, subject to review and increase by us from time to time. The employment agreements also provided that each may receive a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and four weeks of paid vacation each year. The employment agreements contain restrictions on the use of confidential information and 12-month post-termination non-solicitation and non-hire covenants. In the event of a change in control of our Company, the employment agreements provide that each option held by either of them immediately prior to such change in control shall become fully exercisable, regardless of whether or not the vesting conditions set forth in the relevant stock option agreement have been satisfied in full.

        Heidi Brown, one of our officers, is the sister of Richard Degner, our Chief Executive Officer. During 2009, Ms. Brown was paid a salary and bonus of $153,600.

Stockholders Agreement

        On November 30, 2006, we entered into a stockholders agreement with affiliates of Kelso & Company, L.P. and stockholders other than the Kelso affiliates. Pursuant to this agreement, (a) the Kelso affiliates have the right to make an unlimited number of requests that we register their shares of our common stock under the Securities Act of 1933, (b) following the first anniversary of an initial public offering, the Kelso affiliates have the right to make a request for such registration on a delayed or continuous basis under Rule 415, and (c) the stockholders other than the Kelso affiliates have the right to make an unlimited number of requests that we register their shares of our common stock provided that at least $25.0 million in shares is registered at any one time. In any demand registration, all of the parties to the registration rights agreement have the right to participate on a pro rata basis, subject to certain conditions. In addition, if we propose to register any of our shares (other than registrations related to exchange offers, benefit plans and certain other exceptions), all of the holders of registration rights under the stockholders agreement have the right to include their shares in the registration statement, subject to certain conditions. In connection with the completion of this offering, the parties to this agreement have amended this agreement such that the parties to the agreement do not have registration rights with respect to this offering.

Kelso Agreement

        On December 1, 2006, we entered into an agreement with Kelso & Company, L.P., pursuant to which Kelso may provide consulting and advisory services to the Company. Pursuant to this agreement, we have agreed to reimburse Kelso and certain of its affiliates for their expenses incurred in connection with their investment in us and in connection with any services to be provided by them to us on a going-forward basis. We have also agreed to indemnify and hold harmless Kelso and certain of its affiliates with respect to their investment in us and any services to be provided by them to us on a going-forward basis.

Policies Related to Related Party Transactions

        Our conflict of interest policy will prohibit employees and officers from engaging in any activity which might create or appear to create a conflict of interest or interfere with our business, except as approved by our Audit Committee. Furthermore, we will require that all conflicts of interest be fully disclosed by each employee. This policy will be disclosed in our Code of Business Conduct and Ethics which will be implemented in connection with this offering. We also have a written Prohibition of Personal Loans to Executives in our Corporate Governance Policies, which will be implemented in connection with this offering, under which we are prohibited from making or renewing any personal loan to our executive officers or directors. The related party transactions described in this section occurred prior to adoption of these policies, and as such, these transactions were not subject to the approval and review procedures described above.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2010, assuming completion of the Stock Conversions and as adjusted to give effect to this offering, by:

  •
  each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  our current directors;

  •
  our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489.

        Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the persons named below exercise voting and investment control with respect to all shares beneficially owned.

	Prior to the Offering		Offered	After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Kelso Investment Associates VII, L.P.(2)	10,011,600	34.3%	—	10,011,600	27.7%
KEP VI, LLC(2)	2,479,050	8.6%	—	2,479,050	6.9%
Wayzata Opportunities Fund, LLC(3)	2,352,950	8.2%	2,352,950	—	—
Directors and Named Executive Officers:
Richard A. Degner(4)	2,619,500	9.1%	485,439	2,134,061	5.9%
P. Mathew Verghese(5)	26,500	*	9,000	17,500	*
Jerry D. Dresner(6)	48,250	*	2,400	45,850	*
Alvin L. Thomas(7)	22,000	*	7,000	15,000	*
Barry Weinman(8)	301,809	1.0%	—	301,809	*
William Anthony Clark(9)	24,500	*	7,000	17,500	*
Thomas J. Fleure(10)	1,119,000	3.9%	196,020	922,980	2.6%
Damir S. Skerl(11)	393,450	1.4%	33,345	350,106	*
Michael C. Forrest(12)	200,000	*	—	200,000	*
John R. Russell(13)	312,500	1.1%	—	312,500	*
George E. Matelich(2)(14)	12,490,650	42.7%	—	12,490,650	34.4%
Stanley de Jongh Osborne(2)(14)	12,490,650	42.7%	—	12,490,650	34.4%
All directors and executive officers as a group (17 persons)	18,669,289	63.3%		17,931,485	48.5%
Other Selling Stockholders
Heidi Brown(15)	1,436,467	5.0%	79,093	1,357,374	3.8%
Craig Lindberg(16)	535,080	1.9%	101,016	434,064	1.2%

	Prior to the Offering		Offered	After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
John Degner(17)	441,500	1.5%	66,900	374,600	1.0%
Kirk Girouard(18)	403,800	1.4%	75,960	327,840	*
Cordelia Degner(19)	262,000	*	131,000	131,000	*
Steve Hammond(20)	240,000	*	46,800	193,200	*
Chelsea Marie Degner Trust(21)	232,120	*	46,424	185,696	*
Hannah Elizabeth Eve Degner Trust(21)	232,120	*	46,424	185,696	*
Madison Grace Degner Trust(21)	232,120	*	46,424	185,696	*
Edward Newberry(22)	206,500	*	40,500	166,600	*
Jeff Howell(23)	174,000	*	32,400	141,600	*
Pigeon Cove Management, LLC	171,750	*	25,763	145,987	*
Bjarte Bruheim	145,924	*	29,185	116,739	*
Robin Guscette(23)	147,000	*	27,000	120,000	*
Steven T. Primeau	138,750	*	20,000	118,750	*
Duncan Riley(18)	134,000	*	22,000	112,000	*
Aslan Capital Master Fund LP	130,000	*	130,000	—	—
Vladimir Vanovac(17)	139,000	*	26,000	113,000	*
Lawrence Doudna	117,000	*	23,400	93,600	*
Jeanie K. Houlton	100,000	*	20,000	80,000	*
Peter Knox	100,000	*	20,000	80,000	*
Charles G. Lindberg	80,000	*	16,000	64,000	*
Immanuel Eugenio(20)	77,100	*	14,220	62,880	*
Mark Wise(23)	66,000	*	8,100	57,900	*
Donelda Cochrane	65,000	*	13,000	52,000	*
Margaret English	65,000	*	3,250	61,750	*
Theresa Fossier Trust of 2006	62,500	*	12,500	50,000	*
Oscar Ortega, Sr.	60,000		12,000	48,000	*
Lorne Juul-Anderson(22)	58,000	*	10,800	47,200	*
Jack Lichtenburg(20)	51,000	*	9,000	42,000	*
Alta M. Jacobs	50,000		10,000	40,000	*
Vernon Dovich or Kristi Lee Dovich	50,000	*	5,000	45,000	*
Daniel Scheffer	50,000	*	10,000	40,000	*
Jerry Houlton	49,000	*	9,800	39,200	*
William Halvoerson(22)	49,000	*	4,500	44,500	*
Randall Harrison(22)	49,000	*	9,000	40,000	*
Patrick Ryan(22)	49,000	*	9,000	40,000	*
Lawrence Scott(24)	46,500	*	4,000	42,500	*
Yanping Zhang	45,000	*	4,500	40,500	*
Charles McLendon(17)	45,000	*	3,600	41,400	*
Kolbjorn Hansen(25)	43,520	*	8,144	35,376	*
Steve Fialko	40,000	*	6,000	34,000	*
Maurice Flynn	40,000	*	8,000	32,000	*
Laurence Williams(23)	39,000	*	4,050	34,950	*
Elizabeth R. Boggs(26)	38,000	*	7,200	30,800	*
Estate of Joe C. Gonzales(27)	37,400	*	7,200	30,200	*
Brett Lamensky(17)	36,000	*	2,700	33,300	*
Joseph E. Houlton and Mimi Houlton	35,000	*	5,250	29,750	*
Steve Magnani	35,000	*	7,000	28,000	*
Arvind Sanger	35,000	*	7,000	28,000	*

	Prior to the Offering		Offered	After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)		Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Adam Gurski(28)	34,800	*	6,000	28,800	*
Narciso Perez(25)	32,140	*	2,934	29,206	*
Henry Madrid(22)	31,000	*	5,400	25,600	*
J&K Equity Partners, LP	30,000	*	6,000	24,000	*
David Maskell(29)	30,000	*	2,400	27,600	*
Robert James Copp and Rita Renee Copp	30,000	*	6,000	24,000	*
Diana Skerl	30,000	*	6,000	24,000	*
Tom S. Skerl	30,000	*	6,000	24,000	*
Willam Marsh Rice University	30,000	*	6,000	24,000	*
Mark Yale(23)	25,500	*	2,700	22,800	*
James Houlton	25,000	*	1,250	23,750	*
Pamela K. Kelley	22,500	*	4,500	18,000	*
Tyler Peters(22)	22,000	*	3,600	18,400	*
Timothy Baldwin(22)	22,000	*	3,600	18,400	*
Kurt Edward Griskonis	20,000	*	4,000	16,000	*
Jim Hennig	20,000	*	2,000	18,000	*
Arcadio L. Trevino, Jr.(30)	19,100	*	2,700	16,400	*
Robert Bergin	18,000	*	3,600	14,400	*
Charles Carpino	18,000	*	18,000	—	—
Donna Niver	18,000	*	3,600	14,400	*
Christopher Robert Skerl Grandchild Trust(31)	16,667	*	3,333	13,334	*
Matthew Philip Skerl Grandchild Trust(31)	16,667	*	3,333	13,334	*
Stephen Allen Skerl Grandchild Trust(31)	16,666	*	3,333	13,333	*
Derk Record(22)	14,800	*	2,160	12,640	*
Johnny Mesa(33)	13,200	*	2,000	11,200	*
Hector Enriquez(32)	12,000	*	1,800	10,200	*
Shirley L. Brown	11,250	*	2,000	9,250	*
R. Scott Brown	10,000	*	2,000	8,000	*
C.C.R. Family Trust	10,000	*	2,000	8,000	*
Darin C. Gosda	5,000	*	500	4,500	*
Rodney Ruth	5,000	*	1,000	4,000	*

*
Less than 1%

(1)
Based on an aggregate of 28,877,570 shares of common stock issued and outstanding as of March 31, 2010.

(2)
Kelso Investment Associates VII, L.P. ("Kelso Investment") and KEP VI, LLC ("KEP VI") also own warrants to purchase 312,600 and 77,400 shares of common stock, respectively. Kelso Investment and KEP VI, due to their common control, could be deemed to beneficially own each of the other's shares. Each of Kelso Investment and KEP VI disclaim such beneficial ownership. Each of Frank T. Nickell, Thomas R. Wall, IV, Mr. Matelich, Michael B. Goldberg, David I. Wahrhaftig, Frank K. Bynum, Jr., Philip E. Berney, Frank J. Loverro, James J. Connors, II, Church M. Moore and Mr. Osborne could be deemed to share beneficial ownership of shares of common stock owned by Kelso Investment and KEP VI by virtue of his status as a managing member of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of Kelso Investment.

  Each of Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro, Connors, Moore and Osborne (the "Kelso Individuals") shares investment and voting power with respect to the ownership interests owned by Kelso Investment and KEP VI, but disclaims beneficial ownership of such interests. Christopher L. Collins may be deemed to share beneficial ownership of shares of common stock owned by KEP VI by virtue of his status as a managing member of KEP VI. Mr. Collins shares investment and voting power with the Kelso Individuals with respect to ownership interests owned by KEP VI but disclaims beneficial ownership of such interests. The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

(3)
The address of Wayzata Opportunities Fund, LLC is c/o Wayzata Investments Partners LLC, 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391. Wayzata Investments Partners LLC exercises voting and investment control over all of the shares owned by Wayzata Opportunities Fund, LLC. Patrick J. Halloran, as Managing Partner of Wayzata Investments Partners LLC may be deemed to beneficially own the shares of common stock held by Wayzata Opportunities Fund, LLC. Mr. Halloran disclaims official ownership of the shares of common stock, except to the extent of any direct pecuniary interest therein.

(4)
Richard A. Degner is Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Includes options to purchase 30,000 shares that are exercisable within 60 days.

(5)
P. Mathew Verghese is Senior Vice President and Chief Financial Officer of the Company. Includes options to purchase 17,500 shares that are exercisable within 60 days.

(6)
Jerry D. Dresner is Vice President-Finance of the Company. Includes options to purchase 39,000 shares that are exercisable within 60 days.

(7)
Alvin L. Thomas is Senior Vice President, Secretary and General Counsel of the Company. Includes options to purchase 15,000 shares that are exercisable within 60 days.

(8)
Barry L. Weinman is President, Weinman GeoScience—Division. Includes options to purchase 6,000 shares that are exercisable within 60 days and 295,809 shares owned by Weinman GeoScience, Inc.

(9)
William Anthony Clark is Senior Vice President, Multi-client Services of the Company. Includes options to purchase 17,500 shares that are exercisable within 60 days.

(10)
Thomas J. Fleure is Senior Vice President, Geophysical Technology and a Director of the Company. Includes options to purchase 30,000 shares that are exercisable within 60 days.

(11)
Damir S. Skerl is a Director of the Company. Includes options to purchase 10,000 shares that are exercisable within 60 days and 50,000 shares owned by the Christopher Robert Skerl Grandchild Trust, the Matthew Philip Skerl Grandchild Trust and the Stephen Allen Skerl Grandchild Trust, of which Mr. Skerl serves as trustee. Shares offered for sale do not include the shares sold by these trusts, which are reported separately in this table.

(12)
Michael C. Forrest is a Director of the Company. Includes options to purchase 10,000 shares that are exercisable within 60 days.

(13)
John R. Russell is a Director of the Company. Includes 62,500 shares owned by the JR Russell Trust and 250,000 shares owned by Electo Partners, which he controls.

(14)
Each of Messrs. Matelich and Osborne are Directors of the Company. Each of Messrs. Matelich and Osborne could be deemed to share beneficial ownership of shares of common stock owned by Kelso Investment and KEP VI.

(15)
Includes 659,107 shares owned by Mrs. Brown; 696,360 shares owned by the Chelsea Marie Degner Trust, the Hannah Elizabeth Eve Degner Trust, and the Madison Grace Degner Trust, trusts established for the benefit of Richard A. Degner's children, of which she serves as trustee; 63,000 shares owned by the John, Lindsey and Russell Degner Trust, a trust established for the benefit of John Degner's children, of which she serves as trustee; and options to purchase 18,000 shares that are exercisable within 60 days. Shares offered for sale do not include the shares sold by the Chelsea Marie Degner Trust, the Hannah Elizabeth Eve Degner Trust or the Madison Grace Degner Trust, all of which are reported separately in this table.

(16)
Includes options to purchase 30,000 shares that are exercisable within 60 days.

(17)
Includes options to purchase 9,000 shares that are exercisable within 60 days.

(18)
Includes options to purchase 24,000 shares that are exercisable within 60 days.

(19)
The shares are owned by the Degner B Trust dated September 17, 1992, of which Cornelia E. Degner is the trustee.

(20)
Includes options to purchase 6,000 shares that are exercisable within 60 days.

(21)
These trusts are controlled by Heidi Brown, see footnote 15 above.

(22)
Includes options to purchase 4,000 shares that are exercisable within 60 days.

(23)
Includes options to purchase 12,000 shares that are exercisable within 60 days.

(24)
Includes options to purchase 29,000 shares that are exercisable within 60 days.

(25)
Includes options to purchase 2,800 shares that are exercisable within 60 days.

(26)
Includes options to purchase 2,000 shares that are exercisable within 60 days.

(27)
Includes options to purchase 1,400 shares that are exercisable within 60 days.

(28)
Includes options to purchase 4,800 shares that are exercisable within 60 days.

(29)
Includes options to purchase 18,000 shares that are exercisable within 60 days.

(30)
Includes options to purchase 5,600 shares that are exercisable within 60 days.

(31)
Damir S. Skerl, a Director of the Company, is the trustee of this trust, as described in footnote 11 above.

(32)
Includes options to purchase 3,000 shares that are exercisable within 60 days.

(33)
Includes options to purchase 3,200 shares that are exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

        The third amended and restated certificate of incorporation of Global Geophysical Services, Inc., provides that our authorized capital stock of 105,000,000 shares consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2010, 28,877,570 shares of our common stock were issued and outstanding and no shares of our preferred stock were outstanding.

        We refer to our amended and restated by-laws in this prospectus as our "bylaws."

        The following summary describes the terms of our securities that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our certificate of incorporation, our bylaws and applicable provisions of Delaware law. Complete copies of our certificate of incorporation and bylaws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

        Following the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the voting powers, rights, preferences and restrictions of each series. The issuance of preferred stock could have the effect of restricting our ability to pay dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying or preventing our change of control without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Corporate Opportunities

        Our certificate of incorporation provides that our stockholders that are affiliates of Kelso have no obligation to offer us an opportunity to participate in business opportunities presented to Kelso or its officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither Kelso nor its officers, directors, agents, members, partners or affiliates are liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders are deemed to have notice of and consented to this provision of our certificate of incorporation. The foregoing provisions were approved by a vote of holders of a majority of each class of our stock outstanding at our annual meeting held on December 18, 2009. At that meeting, the requisite stockholders approved the adoption of the Third Amended and Restated

Certificate of Incorporation, which included these provisions. This provision was included at the request of our largest stockholder, Kelso, and is intended to provide protection for its nominees from conflict of interest claims.

Warrants

        As of March 31, 2010, warrants to purchase a total of 390,000 shares of our common stock were outstanding. The warrants have an exercise price of $4.25 per share, and will terminate two years after the closing of this offering. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants provide for certain adjustments to be made to the number of shares of common stock issuable under the warrants equivalent to the adjustments applicable to all shares of common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividend, stock split or other change in our capital structure or upon dilutive issuances.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        A number of provisions in our certificate of incorporation and bylaws may make it more difficult to acquire control of us. These provisions may have the effect of discouraging a future takeover attempt not approved by our board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of our board of directors;

  •
  discourage some types of transactions that may involve an actual or threatened change in control of us;

  •
  discourage certain tactics that may be used in proxy fights;

  •
  ensure that our board of directors will have sufficient time to act in what the board believes to be in the best interests of us and our stockholders; and

  •
  encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

Unissued Shares of Capital Stock

        Common Stock.    Upon the closing of this offering, there will be 35,877,570 shares of our authorized common stock outstanding. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

        Preferred Stock.    Our certificate of incorporation provides that our board of directors has the authority, without any further vote or action by our stockholders, to issue preferred stock in one or more, to establish the number of shares to be included in any such series and to fix the voting powers, preferences, limitations and relative, participating, optional or other special rights of the shares constituting any such series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or issue shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of and the voting and other rights of the holders of common stock.

Board of Directors; Vacancies and Removal of Directors

        Our certificate of incorporation provides that our directors serve staggered three-year terms. Our certificate of incorporation provides that directors may be removed only for cause at a meeting of stockholders upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the election of the director. Vacancies in our board of directors may be filled only by our board of directors. Any director elected to fill a vacancy will hold office until such director's successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our bylaws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors (but may not be less than three directors).

        These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

Advance Notice Requirements for Director Nominations and Stockholder Proposals; Action by Written Consent

        Our bylaws require advance notice for director nominations and stockholder proposals. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Under our bylaws, stockholders are deemed to have complied with this notice requirement if they have provided notice in compliance with Exchange Act Rule 14a-8(e). Also, special meetings of the stockholders may only be called by the board of directors or upon a request by holders of at least 30% in voting power of all the outstanding shares entitled to vote at that meeting. Our certificate of incorporation and bylaws prohibit stockholders from taking action by written consent in lieu of an annual or special meeting.

        These provisions make it more procedurally difficult for a stockholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

Delaware Anti-Takeover Law

        Section 203 of the General Corporation Law of Delaware is an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of a corporation;

  •
  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  an affiliate or associate of the persons described above.

        The company has specifically opted out of the provisions of Section 203.

Limitation of Liability of Directors; Indemnification of Directors

        Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL and any amendments to that law.

        The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

        Our certificate of incorporation provides that we are required to indemnify our directors to the fullest extent permitted by law. Our bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

        We have entered into an indemnification agreement with each of our directors. The indemnification agreements provide the directors with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Transfer Agent

        The transfer agent for our common stock is Computershare Investor Services.

NYSE Listing

        We have been approved to have our common stock listed on the NYSE under the symbol "GGS."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have 35,877,570 shares of our common stock outstanding (or 37,602,570 shares if the underwriters exercise their over-allotment option). All of the shares sold in this offering by us and by the selling stockholders (including shares sold pursuant to any exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") or otherwise, except for:

  •
  any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below; or

  •
  shares acquired or held by a person who is subject to lock-up arrangements.

        There will be available for sale by our employees (who are not directors or executive officers of our company) in the public market immediately following this offering an aggregate amount of up to 50,000 shares of our common stock in any week and up to 500,000 shares of our common stock in the aggregate during the 180-day lock-up period, subject to the provisions of Rule 144 under the Securities Act.

        Upon completion of this offering, approximately 17,931,485 shares of our common stock will be held by persons who may be deemed to be our affiliates under the Securities Act. Shares held by our affiliates may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

        Taking into account the lock-up arrangements, following this offering, as described in "Underwriting", 24,377,570 shares of our common stock will become available for sale upon the expiration of the lock-up arrangements in transactions registered under the Securities Act or in accordance with Rule 144 (subject, in some cases, to volume limitations) promulgated under the Securities Act.

        We cannot predict the effect, if any, that future sales of our shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this prospectus, to the extent not subject to lock-up agreements, in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        We, our officers, directors and substantially all of our stockholders, including all of the selling stockholders, have agreed that, subject to certain exceptions, without the prior consent of Credit Suisse Securities (USA) LLC, such persons will not directly or indirectly offer, pledge, sell, hedge or otherwise dispose of any shares of our common stock (other than the shares of our common stock subject to this offering) or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus (a period that may be extended by up to 18 days in certain circumstances). See "Underwriting".

Stock Options

        Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 9,203,058 shares of common stock reserved for issuance pursuant to our 2006 Incentive Compensation Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up arrangements described in the "Underwriting" section of this prospectus, be available for sale in the open market.

DESCRIPTION OF INDEBTEDNESS

First Lien Credit Agreement

        On January 16, 2008, we entered into a first lien credit agreement (our "First Lien Credit Agreement") among us, the lenders party thereto, and Credit Suisse, as administrative agent and collateral agent, which refinanced in full our $130.0 million credit facility, dated February 7, 2007. Our First Lien Credit Agreement consists of (i) a $120.0 million senior secured term loan facility (our "First Lien Term Loan Facility"), which matures on January 16, 2015, and (ii) a $30.0 million senior secured revolving credit facility (our "Existing Revolving Credit Facility"), under which we have the ability, from time to time, to borrow, repay and reborrow, and which matures on January 16, 2014. Under our Existing Revolving Credit Facility, we may also request up to $5.0 million in swingline loans and $30.0 million in letters of credit. The loans outstanding under our First Lien Term Loan Facility were made with a 1% discount, resulting in gross loan proceeds to us of 99% of the face amount of such loans.

        On October 30, 2009, we amended our First Lien Credit Agreement. Prior to this amendment borrowings under our First Lien Term Loan Facility bore interest at a rate equal to LIBOR plus 4.75% or the prime rate plus 3.75% and borrowings under the Existing Revolving Credit Facility bore interest at a rate, based upon our leverage ratio, that declined from LIBOR plus 4.75% or the prime rate plus 3.75% to a minimum rate equal to LIBOR plus 3.50% or the prime rate plus 2.50%. Pursuant to this amendment, borrowings under our First Lien Term Loan Facility now bear interest at a rate equal to LIBOR plus 5.25% or the prime rate plus 4.25% and borrowings under our Existing Revolving Credit Facility now bear interest at a rate, based upon our leverage ratio, that declines from LIBOR plus 5.25% or the prime rate plus 4.25% to a minimum rate equal to LIBOR plus 4.00% or the prime rate plus 3.00%. In addition, pursuant to this amendment our leverage ratio covenant was modified to require a ratio of total debt to consolidated EBITDA of not more than 2.25 to 1.0 as at September 30, 2009 and declining to 1.50 to 1.0 as at December 31, 2011 and thereafter, and a LIBOR floor was established equal to 3.0%. We may prepay borrowings under our First Lien Credit Agreement at any time without penalty or premium. We must make mandatory prepayments with 100% of the net proceeds from incurrence of certain debt, sale of certain assets and insurance proceeds, and with 50% of proceeds from the issuance of certain capital stock (other than proceeds from the sale of capital stock in a "qualified public offering" as that term is defined in our First Lien Credit Agreement, and which includes this offering). Additionally, we are required to apply 75% (or, 50% if our total leverage ratio at the end of such year is less than 1.25 to 1.00) of our "Excess Cash Flow," as defined in our First Lien Credit Agreement, to the prepayment of loans outstanding under our credit facility.

        Our First Lien Term Loan Facility is secured by a first priority lien on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases, and the assets of GGS International Holdings, Inc. ("GGS Holdings") and Autoseis, Inc. ("Autoseis"), two of our wholly owned subsidiaries. We, and Credit Suisse, in its capacity as administrative agent under our First and Second Lien Credit Agreements, entered into an intercreditor agreement dated as of January 16, 2008 that governs matters relating to the priority and enforcement of liens and other rights with respect to collateral under such facilities.

        Our First Lien Credit Agreement contains a number of restrictive and financial covenants and other terms customary in a credit facility of this type. The covenants place restrictions and limitations on our ability to, among other things:

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  incur or guarantee additional debt;

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  grant additional liens on our assets;

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  make certain investments or certain acquisitions of substantially all or a portion of another entity's business or assets;

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  merge with another entity or dispose of our assets;

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  pay dividends;

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  enter into transactions with our affiliates;

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  engage in other lines of business;

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  repurchase stock; and

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  amend or modify the terms of our Second Lien Credit Agreement or any subordinated debt or make a prepayment of amounts borrowed thereunder.

        Additionally, our First Lien Credit Agreement places limitations on our annual capital expenditures and requires that we maintain certain ratios of total debt to consolidated EBITDA (as defined therein), and of consolidated EBITDA to consolidated interest. As of December 31, 2009, we were in compliance with the covenants in our First Lien Credit Agreement.

        Events of default under our First Lien Credit Agreement include, among others:

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  our failure to make timely payments of principal and interest due under our First Lien Credit Agreement or reimbursements under letters of credit;

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  our breach of any representation or warranty or our failure to comply with any covenant under our First Lien Credit Agreement or any letter of credit;

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  our bankruptcy, insolvency or other similar event;

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  occurrence of a change in control;

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  default in the payment of any debt in excess of $5.0 million; and

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  judgments against us in excess of $5.0 million.

        Upon the occurrence and continuation of an event of default under our First Lien Credit Agreement, the lenders may, among other things, terminate their revolving loan commitments, accelerate the repayment of the loans outstanding under such agreement and declare the same to be immediately due and payable.

Second Lien Credit Agreement

        On January 16, 2008, we entered into a $50.0 million second lien term loan agreement which matures on July 16, 2015 (our "Second Lien Credit Agreement") among us, the lenders party thereto, Credit Suisse, as administrative agent and collateral agent. The loans under our Second Lien Credit Agreement were made with a 3% discount, resulting in gross loan proceeds to us of 97% of the face amount of such loans.

        On October 30, 2009, we amended our Second Lien Credit Agreement. Prior to this amendment borrowings under our Second Lien Credit Agreement bore interest at a rate equal to LIBOR plus 8.50% or the prime rate plus 7.50%. Pursuant to this amendment borrowings under our Second Lien Credit Agreement now bear interest at a rate equal to LIBOR plus 9.00% or the prime rate plus 8.00%. In addition, pursuant to this amendment our leverage ratio covenant was modified to require a ratio of total debt to consolidated EBITDA of not more than 2.50 to 1.0 as of September 30, 2009 and declining to 1.75 to 1.0 as of December 31, 2011 and thereafter, and a LIBOR floor was established equal to 3.00%. We may prepay the loans under the Second Lien Credit Agreement without a prepayment penalty if prepaid in full with the proceeds of a qualified initial public offering within six months of such initial public offering. To the extent not required to be prepaid under our First Lien Credit Agreement, we must make mandatory prepayments under our Second Lien Credit Agreement with 100% of the net proceeds from incurrence of certain debt, sale of certain assets and insurance proceeds, and with 50% of proceeds from the issuance of certain capital stock other than proceeds received from the sale of capital stock pursuant to a "qualified public offering" such as this offering, as that term is defined in our Second Lien Credit Agreement. Additionally, to the extent no prepayment is required under the First Lien Credit Agreement, we are required to apply 75% (or, 50% if our total leverage ratio at the end of such year is less than 1.25 to 1.00) of our "Excess Cash Flow," as defined in our Second Lien Credit Agreement, to the prepayment of loans outstanding under this credit facility.

        Our Second Lien Credit Agreement is secured by second priority liens on the same collateral as our First Lien Credit Agreement. As discussed above, an intercreditor agreement has been entered into to govern matters relating to the priority, enforcement and other rights relating to such security.

        Our Second Lien Credit Agreement contains restrictive covenants substantially similar to those set forth in our First Lien Credit Agreement. As of December 31, 2009, we were in compliance with all of the covenants in our Second Lien Credit Agreement.

        Events of default under our Second Lien Credit Agreement are substantially similar to those under our First Lien Credit Agreement. Wayzata Opportunities Fund, LLC one of the selling stockholders in this offering, is one of the lenders under our Second Lien Credit Agreement and will receive proceeds of approximately $45.0 million upon our repayment of that debt if we complete the Proposed Senior Notes Offering. In addition, an affiliate of Credit Suisse Securities (USA) LLC is a lender under our Existing Credit Facilities and as a result will indirectly receive a portion of the proceeds of this offering.

Weinman Promissory Notes

        On December 10, 2008, we issued two unsecured promissory notes in aggregate principle amount of $6.6 million and $5.4 million, respectively (together, "the "Weinman Notes"), to WGI Sub, LLC and shareholders of Weinman GeoScience, Inc. ("Weinman") as partial consideration for the Weinman Acquisition. The Weinman Notes, which were to mature on December 1, 2010, bore interest at a per annum rate equal to 8%. On June 15, 2009, we converted, on a pro rata basis, $8.0 million of the outstanding $12.0 million into 657,354 shares of our common stock. In the third quarter of 2009 we paid off the remainder of the Weinman Notes.

Construction Loan Agreement

        On February 13, 2008, we entered into a loan agreement with Citibank, N.A. (our "Construction Loan Agreement") to provide financing for the construction of our headquarters facility. On August 28, 2009 we amended this loan agreement in order to extend the maturity date to September 30, 2019 and to reduce the availability for borrowing to $5.4 million, the aggregate principal amount then outstanding. Borrowings under this loan agreement bear interest at a fixed per annum rate of 5.453%. All our obligations under this loan agreement are secured by a first lien mortgage on our headquarters facility.

Capital Leases

        We have a variety of capital leases and notes payable outstanding that are customary in our industry. Our estimated total future minimum lease payments under capital leases as of December 31, 2009 were $2.1 million.

DESCRIPTION OF OUR PROPOSED REFINANCING TRANSACTIONS

        Concurrently with this offering, we intend to privately offer and sell $200.0 million in aggregate principal amount of our senior unsecured notes due 2017 (our "Senior Notes") and enter into and close a new senior secured revolving credit facility (our "New Revolving Credit Facility") with affiliates of certain of the initial purchasers in the Proposed Senior Notes Offering. The offering of our senior unsecured notes is not conditioned upon entering into our New Revolving Credit Facility, nor is this offering conditioned upon the consummation of such refinancing transactions. However, our New Revolving Credit Facility is conditioned upon the consummation of this offering and the Proposed Senior Notes Offering. The actual terms and provisions of our Senior Notes and our New Revolving Credit Facility may be different than our current expectations. We cannot assure you that we will obtain terms consistent in all respects with our description below.

Proposed Notes Offering

        Our Senior Notes will be offered and sold only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. Our Senior Notes are not being registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from registration requirements. Completion of this offering is not contingent upon completion of our Proposed Senior Notes Offering. This prospectus shall not be deemed to be an offer to sell or a solicitation of an offer to buy the Senior Notes.

        The notes will bear interest at a fixed rate agreed to by us and the initial purchasers in the note offering. We expect that our Senior Notes will be fully guaranteed on a senior unsecured basis by each of our existing and future direct and indirect domestic subsidiaries.

        In connection with the Proposed Senior Notes Offering, we expect to enter into a registration rights agreement that will obligate us to file an exchange offer registration statement for the exchange of our Senior Notes for a new issue of substantially identical debt securities, the issuance of which has been registered under the Securities Act, as evidence of the same underlying obligation of indebtedness.

        We expect the terms of the indenture governing the notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

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  incur or guarantee additional indebtedness or issue disqualified capital stock;

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  transfer or sell assets;

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  pay dividends or distributions, redeem subordinated indebtedness, make certain types of investments or make other restricted payments;

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  create or incur liens;

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  incur dividend or other payment restrictions affecting certain subsidiaries;

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  consummate a merger, consolidation or sale of all or substantially all of our assets;

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  enter into transactions with affiliates;

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  designate subsidiaries as unrestricted subsidiaries; and

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  engage in a business other than a business that is the same or similar to our current business and reasonably related businesses.

New Revolving Credit Facility

        Our New Revolving Credit Facility is anticipated to provide for borrowings of up to between $40.0 million and $50.0 million. We expect that the loans under our New Revolving Credit Facility will bear interest at a rate equal to LIBOR plus the Applicable Margin or the Base Rate plus the Applicable Margin. The Base Rate will be defined as the higher of (x) the prime rate and (y) the Federal Funds rate plus 0.50%). The Applicable Margin will be defined as a percentage determined in accordance with a pricing grid based upon our leverage ratio, that will decline from LIBOR plus 4.00% or the prime rate plus 3.00% to a minimum rate equal to LIBOR plus 3.50% or the prime rate plus 2.50%. We will be able prepay borrowings under our New Revolving Credit Facility at any time without penalty or premium, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings. We also will pay a commitment fee of 0.75% per annum on the actual daily unused portions of the New Revolving Credit Facility.

        Our New Revolving Credit Facility will be secured by a first priority lien on substantially all of our assets, the assets of our non-foreign subsidiaries and the stock of our non-foreign subsidiaries. In addition, our non-foreign subsidiaries will guarantee our obligations under the New Revolving Credit Facility.

        The terms of our New Revolving Credit Facility will limit our ability and the ability of certain of subsidiaries to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  grant additional liens on our assets;

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  make certain investments or certain acquisitions of substantially all or a portion of another entity's business or assets;

  •
  merge with another entity or dispose of our assets;

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  pay dividends;

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  enter into transactions with our affiliates;

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  engage in other lines of business; and

  •
  repurchase stock

        Additionally, our New Revolving Credit Facility will place limitations on our annual capital expenditures and require that we maintain certain ratios of total debt to consolidated EBITDA (as defined therein), and of consolidated EBITDA to consolidated interest.

        Our New Revolving Credit Facility will include customary provisions with respect to events of default.

        Upon the occurrence and continuation of an event of default under our New Revolving Credit Facility, the lenders will be able to, among other things, terminate their revolving loan commitments, accelerate the repayment of the loans outstanding and declare the same to be immediately due and payable.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States, including the District of Columbia (unless, in the case of a partnership, U.S. Treasury Regulations are adopted which provide otherwise);

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        This discussion does not consider:

        U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

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  special tax rules that may apply to particular non-U.S. holders, such as controlled foreign corporations, passive foreign investment companies, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that acquires our common stock, we urge you to consult your tax advisor.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. We urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's adjusted tax basis in our common stock and thereafter as gain subject to the treatment described below under "—Gain on Disposition of Common Stock." Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base in the United States) will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment or fixed base in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

        A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury Regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

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  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not, and do not expect to become, a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes. However, even if we were a USRPHC, the tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN or W-8ECI certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN or W-8ECI certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

New Legislation Relating to Foreign Accounts

        Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their own tax advisors regarding this legislation.

        THE FOREGOING DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2010, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as representatives and book-running managers, the following respective number of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.
Raymond James & Associates, Inc.
Simmons & Company International

Total	11,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        All sales of the common stock in the U.S. will be made by U.S. registered broker-dealers.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,725,000 additional shares from us at the initial public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. After the initial public offering the underwriters may change the public offering price and concession.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts Paid by Us	$	$	$	$
Expenses Payable by Us	$	$	$	$
Underwriting Discounts Paid by Selling Stockholders	$	$	$	$

        We estimate that we will incur approximately $1.75 million in expenses for this offering.

        Upon the successful closing of this offering, we may, in our discretion, reimburse a portion of the legal and travel related expenses incurred by the underwriters in connection with this offering. The amount and timing of any such reimbursement is in our sole discretion provided that in no event will such amount exceed $500,000.

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act (other than the registration statement on Form S-8 we intend to file following the completion of this offering with respect to common stock issued under our existing stock incentive plan) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase any shares of our common stock, enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our common stock with in the meaning of Section 16 of the Exchange Act, in each case, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The foregoing restrictions will not apply to issuances of common stock upon the exercise of existing warrants and options, grants of employee stock options under our existing stock incentive plans or filing with the SEC a registration statement on Form S-8 with respect securities issued under our existing stock incentive plans.

        Except pursuant to this offering, our officers, directors and substantially all of our stockholders, including all of the selling stockholders, have agreed that except with respect to the shares offered by the selling stockholders in this offering, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The foregoing restrictions will not apply to the offer, sale or other disposition by employees who are not directors or executive officers of our company of up to an aggregate of 50,000 shares of our common stock in any week and up to 500,000 shares of our common stock in the aggregate during this 180-day period, which may be extended.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have been approved for listing our shares of common stock on the NYSE. In connection with the listing of the common stock on the NYSE, the underwriters will undertake to sell at least the minimum number of shares to at least the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

        Credit Suisse Securities (USA) LLC and certain of its affiliates are serving as agents, arranger and a lender under our Existing Credit Facilities for which they have received customary compensation in such capacities. Pursuant to these credit facilities we have also agreed to indemnify such persons against a variety of liabilities and to reimburse certain expenses. An affiliate of Credit Suisse Securities (USA) LLC holds, directly and indirectly, approximately 2.0% of our outstanding capital stock. Additionally, affiliates of certain of the underwriters are expected to be lenders under our New Revolving Credit Facility and will serve additional roles under that facility, such as administrative agent, bookrunner, lead arranger, documentation agent or syndication agent, for which they will receive customary compensation. In addition, an affiliate of one of the participating underwriters, Credit Suisse Securities (USA), LLC, is a lender under our Existing Credit Facilities and, as a result of the repayment of indebtedness under those facilities, will indirectly receive a portion of the proceeds from this offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the general condition of the securities markets;

  •
  market conditions for initial public offerings;

  •
  the market for securities of companies in businesses similar to ours;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations and earnings and our current financial position;

  •
  the history and prospects for our business;

  •
  an assessment of our management; and

  •
  other information included in this prospectus and otherwise available to the underwriters.

        There can be no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Selling Restrictions

European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), an offer to the public of shares of our common stock which are the subject of the offering described in this prospectus may not be made in that relevant member state, except that an offer to the public in that relevant member state of shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3(2) of the Prospectus Directive,

  •
  provided, that no such offer of shares of our common stock shall result in a requirement for the publication by the company or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of shares of our common stock described in this prospectus located in a relevant member state who receives any communication in respect of, or who acquires any shares of our common stock under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to with each underwriter and the company that (a) it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive and (b) in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any relevant member state, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any relevant member state other than qualified investors, the offer of such shares of our common stock to it is not treated under the Prospectus Directive as having been made to such persons.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, (a) persons who are outside the United Kingdom or (b) persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this prospectus or any of its contents.

WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489, Attention: General Counsel.

        We maintain an Internet website at www.globalgeophysical.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

        The other information we file with the SEC and that is available on our website is not part of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

        The financial statements included in this prospectus of Global Geophysical Services, Inc. as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009 have been audited by UHY LLP, independent registered public accounting firm, as stated in their reports thereon, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
        Global Geophysical Services, Inc. and Subsidiaries
Houston, Texas

We have audited the accompanying consolidated balance sheets of Global Geophysical Services, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Geophysical Services, Inc. and Subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas
February 16, 2010

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,444,316	$17,026,865
Restricted cash investments	7,562,338	5,346,066
Accounts receivable:
net of allowances for doubtful accounts of $333,499 and $1,697,830 at December 31, 2008 and 2009, respectively	64,354,321	73,568,184
Income and other taxes receivable	2,304,555	10,159,498
Prepaid expenses and other current assets	13,590,784	10,626,831

TOTAL CURRENT ASSETS	118,256,314	116,727,444
PROPERTY AND EQUIPMENT, net	176,517,607	140,217,953
GOODWILL AND OTHER INTANGIBLES	20,454,428	15,974,103
MULTI-CLIENT LIBRARY, net	9,062,657	37,395,521
OTHER	584,169	2,136,714
DEBT ISSUANCE COSTS, net	4,776,952	4,167,856

TOTAL ASSETS	$329,652,127	$316,619,591

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	December 31,
	2008	2009
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$33,225,405	$34,272,606
Current portion of long-term debt	9,763,841	1,983,282
Current portion of capital lease obligations	4,996,859	1,767,353
Income and other taxes payable	6,772,710	875,255
Deferred revenue	9,999,338	43,545,291
Liability on derivative instruments	1,153,257	331,163

TOTAL CURRENT LIABILITIES	65,911,410	82,774,950
DEFERRED INCOME TAXES	3,196,995	3,826,131
LONG-TERM DEBT, net of current portion and unamortized discount	195,011,046	165,794,658
CAPITAL LEASE OBLIGATIONS, net of current portion	1,797,686	295,665
OTHER LONG-TERM LIABILITY	1,125,000	—

TOTAL LIABILITIES	267,042,137	252,691,404
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 50,000,000 shares, 27,701,040 and 28,358,394 issued and 20,243,040 and 20,617,751 outstanding at December 31, 2008 and December 31, 2009, respectively, liquidation preference of $75,657,411	277,010	283,584
Class A Common stock, $.01 par value, authorized 30,000,000 shares, 4,000,000 issued and 3,709,100 outstanding at December 31, 2008 and December 31, 2009, respectively,	40,000	40,000
Class B Common stock, $.01 par value, authorized 120,000,000 shares, 5,547,107 and 5,736,107 issued and 4,475,105 and 4,471,021 outstanding at December 31, 2008 and December 31, 2009, respectively	55,471	57,361
Additional paid-in capital	153,325,355	160,362,017
Accumulated deficit	(2,875,221)	(2,429,862)

	150,822,615	158,313,100
Less: treasury stock, at cost, 8,820,902 and 9,296,629 shares at December 31, 2008 and December 31, 2009, respectively	88,212,625	94,384,913

TOTAL STOCKHOLDERS' EQUITY	62,609,990	63,928,187

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$329,652,127	$316,619,591

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2008	2009
REVENUES	$225,742,071	$376,256,261	$312,796,377
OPERATING EXPENSES	188,701,840	319,451,408	262,168,382

GROSS PROFIT	37,040,231	56,804,853	50,627,995
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	18,684,574	30,190,204	32,299,663

INCOME FROM OPERATIONS	18,355,657	26,614,649	18,328,332
OTHER INCOME (EXPENSE)
Interest expense, net	(10,744,547)	(22,383,705)	(18,613,301)
Unrealized gain (loss) on derivative instruments	—	(1,153,257)	822,094
Foreign exchange gain (loss)	(198,138)	(5,210,431)	236,770
Other income (expense)	(35,285)	113,901	(35,839)

TOTAL OTHER EXPENSE	(10,977,970)	(28,633,492)	(17,590,276)

INCOME (LOSS) BEFORE INCOME TAXES	7,377,687	(2,018,843)	738,056
INCOME TAX EXPENSE (BENEFIT)
Current	2,432,290	7,453,873	(336,439)
Deferred	2,508,632	(1,426,627)	629,136

TOTAL INCOME TAX EXPENSE	4,940,922	6,027,246	292,697

NET INCOME (LOSS)	$2,436,765	$(8,046,089)	$445,359

INCOME (LOSS) PER COMMON SHARE
Basic	$.29	$(.98)	$.05

Diluted	$.09	$(.98)	$.02

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	8,368,604	8,173,554	8,187,506

Diluted	28,611,644	8,173,554	28,787,643

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2007, 2008 AND 2009

		Common Stock
	Preferred Stock			Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
		Class A	Class B
Balances at December 31, 2006	$252,944	$40,000	$52,238	$126,453,668	$(53,919,513)	$2,734,103	$75,613,440
Issuance of common stock	—	—	1,955	—	—	—	1,955
Issuance of preferred stock	24,066	—	—	25,031,410	—	—	25,055,476
Compensation expense associated with stock grants	—	—	—	610,857	—	—	610,857
Purchase of treasury stock	—	—	—	—	(33,673,402)	—	(33,673,402)
Net income	—	—	—	—	—	2,436,765	2,436,765

Balances at December 31, 2007	277,010	40,000	54,193	152,095,935	(87,592,915)	5,170,868	70,045,091
Issuance of common stock	—	—	1,278	—	—	—	1,278
Issuance of preferred stock	—	—	—	—	—	—	—
Compensation expense associated with stock grants	—	—	—	1,229,420	—	—	1,229,420
Purchase of treasury stock	—	—	—	—	(619,710)	—	(619,710)
Net loss	—	—	—	—	—	(8,046,089)	(8,046,089)

Balances at December 31, 2008	277,010	40,000	55,471	153,325,355	(88,212,625)	(2,875,221)	62,609,990
Issuance of common stock	—	—	1,890	—	—	—	1,890
Issuance of preferred stock	6,574	—	—	5,515,200	—	—	5,521,774
Compensation expense associated with stock grants	—	—	—	1,521,462	—	—	1,521,462
Purchase of treasury stock	—	—	—	—	(6,172,288)	—	(6,172,288)
Net income	—	—	—	—	—	445,359	445,359

Balances at December 31, 2009	$283,584	$40,000	$57,361	$160,362,017	$(94,384,913)	$(2,429,862)	$63,928,187

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,436,765	$(8,046,089)	$445,359
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	33,331,322	73,914,146	80,089,658
Capitalized depreciation for multi-client library	—	(3,037,442)	(3,729,362)
Amortization of debt issuance costs	1,362,232	3,805,508	917,792
Stock-based compensation	610,857	1,229,420	1,521,462
Non-cash revenue from data exchange	—	—	(8,880,000)
Deferred tax expense (benefit)	2,508,632	(1,426,627)	629,136
Unrealized loss (gain) on derivative instrument	—	1,153,257	(822,094)
Loss (gain) on disposal of property and equipment	65,267	(818,668)	—
Effects of changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(27,946,311)	(22,306,396)	(9,213,863)
Prepaid expenses and other current assets	(7,628,650)	3,031,716	2,963,953
Other assets	(23,497)	(548,721)	(1,552,545)
Accounts payable and accrued expenses	3,372,015	(10,331,182)	(1,767,333)
Deferred revenue	1,286,629	3,056,315	33,545,953
Income and other taxes receivable	750,000	(2,304,555)	(7,854,943)
Income and other taxes payable	2,831,194	3,741,914	(5,897,455)

NET CASH PROVIDED BY OPERATING ACTIVITIES	12,956,455	41,112,596	80,395,718
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(81,364,346)	(49,843,664)	(21,143,151)
Investment in multi-client library	—	(25,169,740)	(34,352,781)
Change in restricted cash investments	(2,397,000)	(5,165,338)	2,216,272
Purchase of business	—	(10,375,000)	—
Proceeds from the sale of property and equipment	207,826	—	—
Proceeds from insurance claim	—	5,855,000	—

NET CASH USED IN INVESTING ACTIVITIES	(83,553,520)	(84,698,742)	(53,279,660)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of discount	101,610,836	188,340,731	7,596,074
Principal payments on long-term debt	(59,478,013)	(121,423,726)	(11,069,662)
Net (payments) proceeds on revolving credit facility	24,200,000	1,632,055	(25,832,055)
Principal payments on capital lease obligations	(3,347,619)	(5,597,366)	(5,057,468)
Debt issuance costs	(3,395,559)	(5,223,122)	—
Purchase of treasury stock	(33,673,402)	(619,710)	(6,172,288)
Issuances of stock	25,094,353	1,278	1,890

NET CASH PROVIDED BY (USED IN)
FINANCING ACTIVITIES	51,010,596	57,110,140	(40,533,509)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,586,469)	13,523,994	(13,417,451)
CASH AND CASH EQUIVALENTS, beginning of period	36,506,791	16,920,322	30,444,316

CASH AND CASH EQUIVALENTS, end of period	$16,920,322	$30,444,316	$17,026,865

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2008 AND 2009

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        Global Geophysical Services, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as the "Company") are headquartered in Houston, Texas. The Company provides an integrated suite of seismic data solutions to the global oil and gas industry, including the Company's high resolution Reservoir Grade (RG3D)™ seismic service. The Company's seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, the Company delivers data that enables the creation of high quality images of the Earth's subsurface that reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. The Company integrates seismic survey design, data acquisition, processing and interpretation to deliver an enhanced product to clients. In addition, the Company owns and markets a growing seismic data library and licenses this data to clients on a non-exclusive basis.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

Seismic Data Services

        The Company's seismic services are provided under cancelable service contracts, which vary in terms and conditions. The Company recognizes revenue in accordance with the terms of the contract. These contracts are either "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, the Company recognizes revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. Under certain contracts where the client pays separately for the mobilization of equipment, the Company recognizes such mobilization fees as revenue during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work. The Company also receives reimbursements for certain other out-of-pocket expenses under the terms of its service contracts. The Company records amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, customers are billed in advance of services performed and the Company recognizes the liability as deferred revenue.

Multi-client Services

        The Company acquires new seismic data to add to its multi-client data library under contractual arrangements where it obtains pre-commitments from one or more customers. In return for the commitment, the customer typically gains the right to influence project specifications, advance access to data as it is being acquired and receives pre-commitment pricing. Revenue under these arrangements is generated from the pre-commitments as well as late sales from the licensing of multi-client data on a non-exclusive basis. Revenue from the creation of new seismic data is recognized when (i) the Company has an arrangement with the customer that is validated by a signed contract and a licensing arrangement, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, and (iv) will be recognized throughout the creation period using the proportionate performance method based upon quantifiable measures of progress such as square mile or linear kilometers of data acquired. The Company records amounts invoiced and / or collected under pre-commitment agreements as

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deferred revenue prior to the performance of services. The Company believes that this method is the most reliable and representative measure of progress for its seismic data creation projects.

        Revenue from late sales is recognized when (i) the Company has a licensing arrangement with the customer that is validated by a signed contract, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, and (iv) the customer has selected the specific data or the contract has expired without full selection and the license term has begun. All costs directly incurred in acquiring, processing and otherwise completing a seismic survey is capitalized into the multi-client library.

        The Company establishes amortization rates based on the estimated future revenues (both from pre-commitments and late sales) on an individual survey basis. The underlying estimates that form the basis for the sales forecast depend on historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting the customer base, expected changes in technology and other factors. The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors. Accordingly, if conditions change in the future, an impairment loss may be recorded relative to the seismic data library, which could be material to any particular reporting period. However, under no circumstance will an individual survey carry a net book value greater than a four-year straight-line amortized value. This is accomplished by comparing the cumulative amortization recorded for each survey to the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. Amortization expense of the multi-client seismic data was $0, $19,144,525 and $18,629,279 for the years ended December 31, 2007, 2008 and 2009, respectively.

Non-Monetary Transactions

        The Company participates in certain non-cash data exchange transactions, in which the Company takes ownership of a customer's seismic data in exchange for a non-exclusive license to selected seismic data from the multi-client library. In these non-cash data exchange transactions, the Company records a data library asset for the data received and recognizes revenue on the transaction in accordance with its revenue recognition policy. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable. For the years ended December 31, 2007, 2008 and 2009, the Company has recognized $0, $0 and $8,880,000, respectively, as revenue related to non-cash data transactions.

        Mobilization Costs:    Transportation and other expenses incurred prior to the commencement of geophysical operations are deferred and amortized over the term of the related contract. See Note 3.

        Financial Instruments:    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying value of cash and cash equivalents and accounts receivable and payable approximate fair value due to their short-term nature. The Company believes the fair value and the carrying value of all other debt would not be materially different due to the instruments' interest rates approximating market rates for similar borrowings at December 31, 2008 and 2009.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

        Accounts Receivable:    Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. Amounts recorded as unbilled represent work done for customers but not billed at period end in accordance with contract provisions and generally are expected to be billed within a relatively short period of time. Management of the Company continually monitors accounts receivable for collectibility issues. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. The allowance for doubtful accounts was $333,499 and $1,697,830 at December 31, 2008 and 2009, respectively.

        Included in accounts receivable at December 31, 2008 and 2009 are net receivables aggregating approximately $5,000,000 and $8,900,000, respectively, from three customers. Such receivables are in dispute; however, management and outside legal counsel believe that the Company has performed services in accordance with the terms of the contract and, as such, are fully collectible. The Company is in negotiations / arbitration to recover such amounts.

        Property and Equipment:    Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the various classes of assets as follows:

Boats	10 years
Computers and software	3 years
Furniture and fixtures	1 - 2 years
Machinery and equipment	3 - 7 years

        Management's estimation of useful life is based on circumstances that exist in the seismic industry and information available at the time of the asset purchase. As circumstances change and new information becomes available these estimates could change.

        Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in income from operations within the statement of operations during the reporting period. Substantially all of the Company's assets are pledged as collateral to secure debt.

        Goodwill:    Goodwill represents the excess of costs over the fair value of net assets of acquired businesses. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually or when indicators of impairment are present. Under this goodwill impairment test, if the fair value of a reporting unit does not exceed its carrying value, the excess of fair value of the reporting unit over the fair value of its net assets is considered to be the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the difference is recognized as a loss on impairment of goodwill. Goodwill was evaluated for impairment at June 30, 2009 and was not deemed to be impaired.

        Asset Impairment:    In accordance with the guidance for accounting for impairment or disposal of long-lived assets, the Company evaluates the recoverability of property and equipment and its multi-client data library if facts and circumstances indicate that any of those assets might be impaired. If an

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property or multi-client data library is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

        For the multi-client data library, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component's remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component's carrying amount. The difference between the library component's carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge. There were no impairment charges recognized in the statements of operations during the years ended December 31, 2007, 2008 and 2009.

        Deferred Revenue:    Deferred revenue consists primarily of amounts contractually billable or client payments made in advance of work done and deferred fees related to the mobilization period. These amounts are amortized over the term of the related contract. For the years ended December 31, 2008 and 2009, the deferred revenue balance was $9,999,338 and $43,545,291, respectively.

        Treasury Stock:    The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

        Stock Warrants:    At December 31, 2008 and 2009, the Company had outstanding warrants which entitle the holders to purchase an aggregate of 390,000 shares of Class B Common Stock of the Company at an exercise price of $4.25 per share.

        Debt Issuance Costs:    The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the maturity period of the related debt. Accumulated amortization was $550,484 and $1,159,580 at December 31, 2008 and 2009, respectively.

        Concentrations of Credit Risk:    The Company maintains its cash in bank deposits with a financial institution. These deposits, at times, exceed federally insured limits. In October 2008, the Federal Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extended through December 31, 2009. The Company monitors the financial condition of the financial institution and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk.

        Advertising:    Advertising costs are expensed as incurred and were approximately $409,000, $347,500 and $355,000 for the years ended December 2007, 2008 and 2009, respectively.

        Income Taxes:    The Company follows the guidance in accounting for income taxes. Under the asset and liability method required by this guidance, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company follows guidance regarding the accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax is required to meet before recognizing in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. At December 31, 2008 and 2009, there were no unrecognized tax amounts to record.

        Earnings Per Share:    The Company accounts for earnings per share in accordance with guidance for earnings per share. Basic earnings per share amounts are calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the periods, including the dilutive effect of restricted stock, options and warrants granted and convertible preferred stock. Dilutive restricted stock, options, and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Restricted stock, options and warrants, where the exercise price exceeds the average stock price for the period, are considered anti-dilutive and therefore are not included in the calculation of dilutive shares.

        Foreign Operations:    The Company's future revenues, in part, depend on operating results from its operations in foreign countries. The success of the Company's operations is subject to various contingencies beyond management's control. These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

        The Company enters into transactions that are not denominated in U.S. dollars. The transactions are translated to U.S. dollars and the exchange gains and losses are reported in other expense within the consolidated statement of operations.

        Use of Estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Reclassifications:    Certain amounts in the 2007 and 2008 consolidated financial statements have been reclassified to conform to the classifications in the 2009 consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 3—SELECTED BALANCE SHEET ACCOUNTS

        Restricted cash:

	December 31,
	2008	2009
Pledged for letters of credit	$5,312,638	$4,462,500
Bank guarantee to foreign government for export equipment	1,245,878	883,566
Bid bond to an international oil company	1,003,822	—

	$7,562,338	$5,346,066

        Prepaid expenses and other current assets:

	December 31,
	2008	2009
Mobilization costs, net	$12,170,550	$9,410,108
Prepaid expenses and other current assets	1,420,234	1,216,723

	$13,590,784	$10,626,831

        Accounts receivable:

	December 31,
	2008	2009
Accounts receivable, trade	$44,750,620	$57,731,675
Unbilled	19,937,200	17,534,339
Allowance for doubtful accounts	(333,499)	(1,697,830)

	$64,354,321	$73,568,184

NOTE 4—MULTI-CLIENT LIBRARY

        Multi-client library consisted of the following:

	December 31,
	2008	2009
Multi-client library, at cost	$28,207,182	$75,169,326
Less: accumulated amortization	19,144,525	37,773,805

Multi-client library, net	$9,062,657	$37,395,521

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	December 31,
	2008	2009
Furniture and fixtures	$138,976	$138,976
Boats	6,103,660	6,424,288
Machinery and equipment	244,724,346	270,210,793
Computers and software	7,617,831	9,177,907
Land	2,035,153	2,035,153
Buildings	—	11,721,548

	260,619,966	299,708,665
Less: accumulated depreciation	100,176,205	160,759,486

	160,443,761	138,949,179
Construction in process	16,073,846	1,268,774

Net property and equipment	$176,517,607	$140,217,953

        Depreciation expense for the years ended December 31, 2007, 2008, and 2009 was $33,331,322, $54,774,621 and $60,583,280, respectively.

NOTE 6—GOODWILL AND OTHER INTANGIBLES

        In June 2008, the Company acquired substantially all of the assets of Weinman GeoScience, Inc. ("Weinman") for the aggregate purchase price of approximately $22.0 million, including $10.0 million paid in cash and $12.0 million assumed as debt through the issuance of two promissory notes for $6.6 million and $5.4 million, respectively, due December 2010. Additional consideration of $10.0 million of cash or equity would be paid in 2010 if certain earn-out provisions are met. As a result of the acquisition, the Company recorded goodwill of $13,445,576 and other intangibles of $5,504,000.

        In June 2009, the Company recorded a purchase accounting adjustment of approximately $2.5 million to reflect an amendment of the terms of the earn-out provision of the acquisition agreement and the conversion of $8.0 million of the principal amount of the promissory notes due to Weinman into 657,354 shares of Series A Convertible Preferred Stock. Consequently, the Company reduced notes payable by $8.0 million to reflect the conversion of debt to equity, increased stockholders' equity to reflect the issuance of 657,354 shares at a value of $8.40 per share, and reduced goodwill by the implied change of the earn-out provision of the acquisition agreement of $2,478,226.

        In addition, during 2008 the Company acquired substantially all of the assets of HMS Enterprises ("HMS"), a small seismic cable repair company, for a purchase price of $1,500,000, of which $375,000 was paid in cash and the balance of $1,125,000 is to be paid in shares of the Company in the event of an initial public offering. Such amount is included in Other Long-term Liability in the consolidated balance sheet at December 31, 2008. The Company and the seller entered into an agreement under which the Company is no longer obliged to issue shares of the Company. Accordingly, the reduction in the Other Long-term Liability has been offset against associated goodwill.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 6—GOODWILL AND OTHER INTANGIBLES (Continued)

        The changes in the carrying amount of goodwill for the year ended December 31, 2009 were as follows:

Beginning balance January 1, 2009	$14,945,576
Purchase price adjustment in connection with converting debt to equity and amending the earn-out provision	(2,478,226)
HMS settlement	(1,125,000)

Ending balance, December 31, 2009	$11,342,350

        Goodwill and other intangibles included the following:

	December 31,
	2008	2009
Customer list	$3,934,000	$3,934,000
Trademark	924,000	924,000
Patents	450,852	450,852
Non-compete agreements	200,000	200,000

	5,508,852	5,508,852
Less: accumulated amortization	—	877,099

	5,508,852	4,631,753
Goodwill	14,945,576	11,342,350

Total goodwill and other intangibles	$20,454,428	$15,974,103

        Intangible assets subject to amortization are amortized over their estimated useful lives which are between two and fifteen years. Amortization expense in 2008 was not material to the consolidated financial statements. Amortization expense for the year ended December 31, 2009 was $877,099. Amortization expense is projected to be $534,733, $484,733, $484,733, $484,733, $484,733 and $2,158,088 for the twelve months ended December 31, 2010 through 2014 and thereafter, respectively.

NOTE 7—INCOME TAXES

        The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory rate to the income (loss) before income taxes as follows:

	Year Ended December 31,
	2007	2008	2009
Federal statutory rate	35.0%	35.0%	35.0%
US state income taxes	2.8%	3.2%	28.5%
Non-US effective rate different than statutory	8.2%	26.4%	23.5%
Effect of non-deductible expenses	18.6%	(207.6)%	257.6%
Net operating loss	0.0%	113.9%	22.0%
Tax Credits	0.0%	0.0%	(569.6)%
Other	2.3%	(4.6)%	0.0%
Change in valuation allowance	0.1%	(264.9)%	242.7%

Effective income tax rate	67.0%	(298.6)%	39.7%

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 7—INCOME TAXES (Continued)

        The total income tax expense differs from the amount computed by applying the U.S. Federal statutory income tax rate to pre-tax income. For periods ending December 31, 2007 and 2009, the Company had pre-tax income. For the period ended December 31, 2008, the Company had a pre-tax loss. Accordingly, the Company tax effected the 2007 and 2009 pre-tax income or 2008 pre-tax loss using the U.S. Federal statutory income tax rate. The Company also increased the U.S. Federal statutory income tax rate from 34% to 35% in 2007 to reflect its belief that taxable income would exceed the graduated rate ceiling.

        Beginning in 2007, the Company accrued income and expenses in countries in which the local statutory rate differs from the U.S. federal income tax rate. As a result of applying this methodology, there was an increase in tax expense in 2007 and 2009 and an increased tax benefit in 2008.

        Non-deductible expenses are generally comprised of penalties, per diems and meal and entertainment related expenses. Non-deductible expenses are primarily incurred by U.S. legal entities and are subject to deductibility limitations under the U.S. Internal Revenue Code. Year-over-year the Company has incurred more per diem and meals and entertainment expenses, increasing the impact of such non-deductibly items on its effective tax rate.

        During 2008, the Company paid taxes in several Non-U.S. jurisdictions, including Oman, Mexico, Colombia and Argentina. Generally, the taxes are withheld and remitted on the Company's behalf by its customers to the relevant non-U.S. jurisdictions as a result of the Company providing equipment or services in those non-U.S. jurisdictions. During 2009, the Company paid income and withholding taxes in Colombia, Chile, India and Mexico.

        The "Net Operating Loss" adjustment to the 2008 tax rate reconciliation relates to permanent return-to-provision adjustments for Non-U.S. related expenses and transfer pricing adjustments that were not deductible in the U.S. In 2009, the "Net Operating Loss" adjustment relates to permanent return-to-accrual adjustments for non U.S. expenses and transfer pricing adjustments that are not deductible for U.S. federal income tax purposes.

        A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not. Adjustments are also made to recognize the expiration of carry- forward items with corresponding adjustments to the deferred taxes. Based on the net operating losses incurred by the Company in different taxing jurisdictions and the "net operating loss" adjustments discussed above, the Company recorded valuation allowances. The allowance increased by $5,400, $5,912,473 and $1,791,452 in 2007, 2008 and 2009, respectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 7—INCOME TAXES (Continued)

        The components of income tax expense (benefits) were as follows:

	Year Ended December 31,
	2007	2008	2009
Current
Federal	$1,090,620	$(839,040)	$472,467
State	312,675	56,804	271,525
Foreign	1,363,363	7,995,210	(1,080,431)

	2,766,658	7,212,974	(336,439)
Deferred
Federal	3,949,516	(1,649,506)	1,752,032
State	—	—	(11,380)
Foreign	(1,775,252)	463,778	(1,111,516)

	2,174,264	(1,185,728)	629,136

Total	$4,940,922	$6,027,246	$292,697

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes at the enacted tax rates in effect when the differences reverse. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss carryforwards	$14,442,780	$25,240,546
Alternative Minimum Tax	—	387,456
Foreign tax credits	875,850	4,705,756
Multi-client library	5,731,130	4,758,164
Other	440,920	488,848

Total gross deferred tax assets	21,490,680	35,580,770
Less: valuation allowance	6,128,875	7,920,327

	15,361,805	27,660,443
Deferred tax liability:
Property and equipment	(18,558,800)	(31,486,574)

Total gross deferred tax liability	(18,558,800)	(31,486,574)

Net deferred tax liability, net	$(3,196,995)	$(3,826,131)

        As of December 31, 2009, the Company has approximately $40,131,000 in U.S. and $30,644,000 in non-U.S. net operating loss carryforwards. Such tax loss carryforwards expire through 2028 in the U.S. and at various times in the non-U.S. jurisdictions. The Company has recognized foreign tax credit

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 7—INCOME TAXES (Continued)

carryforwards of approximately $956,000 for 2008 and $3,750,000 for 2009. Such foreign tax credits expire through 2018.

        The Company has unremitted earnings in certain foreign subsidiaries and management intends to permanently reinvest those earnings. During 2009, the Company remitted earnings from its Chilean subsidiary to the U.S. Withholding tax paid in connection with this remittance has been recognized in the financials statements for the year ended December 31, 2009. Consistent with management's intention to permanently reinvest earnings from its non-U.S. operations, U.S. Federal and State Income taxes have not been recognized on such earnings as the Company does not intend to repatriate such earnings. At such time the Company determines that such earnings will be remitted, appropriate U.S. Federal and State taxes, as applicable, will be recorded in the financial statements.

        State Income Tax:    On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a "margin tax". In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenues and expenses. Therefore, the Company has accounted for Texas margin tax as income tax expense in the period subsequent to the law's effective date of January 1, 2007. For the years ended December 31, 2007, 2008 and 2009, the Company recognized current state income tax expense related to the Texas margin tax of $210,532, $56,804 and $64,655, respectively.

NOTE 8—LONG-TERM DEBT

        Credit Facility:    On January 16, 2008, the Company entered into a $150.0 million secured First Lien Credit Facility that consists of a $120.0 million First Lien Term Loan and a $30.0 million First Lien Revolving Credit Facility (the "First Lien Facility"). On January 16, 2008, the Company also entered into a $50.0 million Secured Second Lien Term Loan (the "Second Lien Facility", and together with the First Lien Facility, the "Facilities"). The Company may also request up to $5.0 million in swingline loans and $30.0 million in letters of credit under the Revolving Credit Facility. All $170.0 million of the term loans funded at closing. The Revolving Credit Facility was unfunded at closing. Proceeds of the loans were used to refinance the Company's existing term loans and revolver borrowings, finance capital equipment purchases, and for general corporate purposes.

        On October 30, 2009, the Company secured Amendment No. 1 and waiver for both the First and Second Lien Credit Facilities. As a result of this amendment, borrowings for the $120.0 million First Lien Term Loan bear interest at a rate of LIBOR plus 5.25% or the prime rate plus 4.25%. The First Lien Term Loan was issued at a discount of 1%, so the Company's gross loan proceeds received were 99% of the face amount of the loan. As amended, borrowings under the $50.0 million Second Lien Term Loan bear interest at a rate of LIBOR plus 9.00% or the prime rate plus 8.00%. The Second Lien Term Loan was issued at a discount of 3%, so the Company's gross loan proceeds received were 97% of the face amount of the loan. As amended, borrowings under the Revolving Credit Facility bear interest at a rate that declines from LIBOR plus 5.25% or the prime rate plus 4.25% based upon the Company's leverage ratio, to a minimum level of LIBOR plus 4.00% or the prime rate plus 3.00%. The

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 8—LONG-TERM DEBT (Continued)

amendment also provides that, with respect to any Eurodollar Borrowings for any interest period, interest will be the greater of (a) 3.00% per annum, and (b) the rate per annum determined by the administrative agent.

        The Facilites are collateralized by a first (in the case of the $120.0 million term loan and revolving credit facility) or second (in the case of the $50 million term loan) priority security interest on substantially all of the Company's assets, including accounts receivable and equipment, other than certain vehicles financed through capital leases and the Company's corporate headquarters. The Facilities include customary financial and negative covenants for credit facilities of this type. As discussed above, on October 30, 2009, the company secured an amendment which modified certain covenant requirements. As amended in the case of the First Lien Facility these include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 2.25x at September 30, 2009 through September 30, 2010, declining to no more than 2.00x on December 31, 2010 and March 31, 2011, to 1.70x on June 30, 2011, to 1.60x on September 30, 2011 and 1.50x on December 31, 2011 and thereafter. The Company's requirement to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 4.00x from June 30, 2009 through December 31, 2009, increasing to 5.00x on March 31, 2010 and thereafter remained unchanged. The Facilities also include certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. The Company is in compliance with all debt covenants as of December 31, 2009.

        The Facilities stipulate quarterly interest payments, minimum quarterly principal payments of $300,000, and annual mandatory prepayments of 75% (or 50% of the Company's total leverage ratio at the end of the year is less than 1.25 to 1.00) of excess cash flow, as defined. The First Lien Term Loan matures on January 16, 2015, and the Second Lien Term Loan matures on July 16, 2015. The Revolving Line of Credit matures on the January 16, 2014. There is no prepayment penalty on the First Lien Term Loan or Revolver; however prepayment of the Second Lien Term Loan requires a prepayment penalty of 3%, 2% and 1% when made prior to the first, second or third anniversary of the closing date, respectively. On September 30, 2009 the Company made an additional principal payment against the First Lien Facility of $4.0 million.

        Promissory Note:    On December 10, 2008, the Company issued two promissory notes for $6.6 million and $5.4 million in association with the purchase of the assets of Weinman at a per annum interest rate equal to three percent (3%) plus the greater of (i) five percent (5%) or (ii) the one year LIBOR. The promissory notes were paid in full as of December 31, 2009.

        Notes Payable—Insurance:    During 2009, in exchange for insurance services provided, the Company issued two negotiable promissory notes for $1,602,706 and $453,220 at an interest rate of 3.69% per annum. The notes are due March 8, 2010 and June 29, 2010, respectively.

        Mortgage:    The Company entered into a $5.4 million loan with Citibank, N.A. for the financing of the Company's Missouri City corporate headquarters. The loan funded on September 17, 2009, and matures on July 31, 2019. Borrowings under the construction loan bear interest at a fixed per annum rate of 5.453%. All of the Company's obligations under the construction loan are secured by a first lien mortgage on the facility.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 8—LONG-TERM DEBT (Continued)

        Line of Credit:    In February 2007, the Company entered into a $5.0 million revolving line of credit which is secured by $5.0 million cash. The terms of the revolving line of credit as currently written only allow for letters of credit to be drawn on the available credit, however, the cash balance above the total outstanding letters of credit may be withdrawn at any time lowering the available credit dollar-for-dollar. As of December 31, 2009, the line of credit serves as collateral for several letters of credit totaling $4,462,500.

        Long-term debt consisted of the following:

	December 31,
	2008	2009
First lien term loan	$118,800,000	$113,900,000
Second lien term loan	50,000,000	50,000,000
Revolving credit facility	25,832,055	—
Promissory notes	12,000,000	—
Notes payable—insurance	563,841	627,816
Mortgage	—	5,362,437

	207,195,896	169,890,253
Less: unamortized discount	2,421,009	2,112,313

	204,774,887	167,777,940
Less: current portion	9,763,841	1,983,282

Total notes payable and line of credit, net of current portion	$195,011,046	$165,794,658

        Future maturities of notes payable and line of credit for each of the next five years and thereafter are as follows:

Period Ending December 31,
2010	$1,983,282
2011	1,364,159
2012	1,373,338
2013	1,383,030
2014	1,393,263
Thereafter	162,393,181

$169,890,253

        Interest Rate Swap:    On March 7, 2007, the Company entered into a $70.0 million notional value interest rate collar to protect its interest from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The two year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%.

        On February 14, 2008, the Company increased the notional value of the interest rate hedge, as required by its credit facilities, to $85 million (50% of the term loans). This swap agreement replaced

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 8—LONG-TERM DEBT (Continued)

the swap agreement then in effect. Going forward, the two year swap agreement, which terminates on March 31, 2010, caps the three month LIBOR rate on the notional amount at 5.00% and sets the floor at 1.81%. The purpose of the swap is to protect the Company from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The Company does not enter into interest rate or other derivatives for speculative purposes and has not designated these interest rate swaps as a hedging instrument under the accounting guidance for derivative instruments and hedging activities.

        The Company adopted the guidance for disclosures about derivative instruments and hedging activities on January 1, 2009. Below is a table of the derivatives maintained by the Company that are not designated as a hedge instrument under this guidance.

        The fair values of derivative instruments in the balance sheets:

	Liability Derivatives
	December 31,
	2008		2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contracts	Current Liabilities	$1,153,257	Current Liabilities	$331,163

        The effect of derivative instruments, which is located in other income (expense) in the statements of operations for the years ended December 31, 2007, 2008 and 2009:

	December 31,
	2007		2008		2009
	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized	Location of Gain (Loss) Recognized	Amount of Gain (Loss) Recognized
Interest rate contracts	Other expense	$—	Other expense	$(1,153,257)	Other income	$822,094

NOTE 9—STOCKHOLDERS' EQUITY

        In March 2007, at the annual meeting of the Company's stockholders, stockholders of the Company approved the Company's Second Amended and Restated Certificate of Incorporation providing for an increase in the Company's authorized capital stock to 200,000,000 shares. Stockholders of the Company also approved an increase in the number of members of the Company's Board of Directors from five to seven; and the elimination of Article IX of the then current Certificate of Incorporation relating to notices for director nominations and stockholders proposals. Stockholders of the Company also approved a 10:1 forward split of the Company's Series A convertible preferred stock and Class A and B Common Stock. All share and per share amounts related to preferred and common stock and stock options included in the consolidated financial statements and notes have been restated to reflect the stock split. Stockholders of the Company also approved an increase in the number of shares reserved for issuance under the Company's 2006 Incentive Compensation Plan to 9,203,058 shares of common stock.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 9—STOCKHOLDERS' EQUITY (Continued)

        Series A Convertible Preferred Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 50,000,000 shares of Series A convertible preferred stock, par value $0.01 per share ("Series A Preferred"). Holders of Series A Preferred are entitled to one vote per share, and also have certain special voting rights that enable them to elect two directors to the board of directors. Series A Preferred does not pay a preferred dividend.

        Series A Preferred is initially convertible, at the option of the holder, into one share of Class B Common Stock. The conversion ratio is protected from dilution and is to be adjusted upon certain issuances of additional shares of Class A or Class B common stock, options, or securities convertible into Class A or Class B common stock. As of December 31, 2009, the conversion ratio was 1:1. Series A Preferred is automatically convertible upon the following events: (i) a majority vote by the holders of the outstanding shares of Series A Preferred to convert to Class B common stock or (ii) the closing of a qualified underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Management has evaluated the fair value of the common stock at issuance of Series A Preferred stock and determined that there are no beneficial conversion features.

        Class A Common Stock:    Under the terms of the Second Amended and Restated Certificate of Incorporation, the Company is authorized to issue 30,000,000 shares of Class A common stock, par value $0.01 per share. Holders of Class A common stock are entitled to one vote per share.

        Class B Common Stock:    Under the terms of the Second Amended and Restated Certificate of Incorporation, the Company is authorized to issue 120,000,000 shares of Class B common stock, par value $0.01 per share. Holders of Class B common stock are entitled to one-tenth of one vote per share.

NOTE 10—EARNINGS PER SHARE

        The Company adopted the guidance for share-based payments which are considered as participating securities on January 1, 2009. Upon adoption, all share-based payment awards that contained non-forfeitable rights to dividends, whether paid or unpaid, were designated as participating securities and included in the computation of earnings per share ("EPS"). The prior period EPS data presented has been adjusted retrospectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 10—EARNINGS PER SHARE (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2007	2008	2009
Net income (loss)	$2,436,765	$(8,046,089)	$445,359

Basic:
Weighted average common shares outstanding	8,368,604	8,173,554	8,187,506
Diluted:
Shares issuable from the assumed conversion of Series "A" preferred stock	20,243,040	—	20,600,137

Total	28,611,644	8,173,554	28,787,643

Basic income (loss) per share	$.29	$(.98)	$.05

Diluted income (loss) per share	$.09	$(.98)	$.02

        The earnings per share amounts are the same for Series "A" Preferred, Class A common stock, and Class B common stock because the holders of each class are legally entitled to equal per share dividend distributions.

        For the years ended December 31, 2007, 2008 and 2009, 2,432,600, 2,802,300 and 2,642,200, respectively, out-of-the-money stock options have been excluded from diluted earnings per share because they are considered anti-dilutive. Shares issuable from the assumed conversion of Series "A" Preferred and shares of unvested restricted class B common stock of approximately 20,333,500 were excluded in the computation of diluted earnings per share for 2008 as the effect would have been anti-dilutive due to the net loss for the year.

NOTE 11—STOCK BASED COMPENSATION

        The Company follows the accounting guidance for share-based payments which requires all stock-based payments, including stock options, to be recognized as an operating expense over the vesting period, based on their grant date fair values.

        In July 2006, the Company's board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for a variety of incentive awards, including nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or (the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. A total of 9,203,058 shares of Class B common stock are reserved for issuance under the 2006 Incentive Plan. As of December 31, 2009, a total of 4,202,500 options have been granted and 1,560,300 have been forefeited.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 11—STOCK BASED COMPENSATION (Continued)

        Incentive Stock Options:    A summary of the activity of the Company's stock option plans for the year ended December 31, 2009 is presented below:

	Weighted Average Exercise Price	Number of Optioned Shares	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Optioned Grant Date Fair Value
Balance as of December 31, 2006	$—	—	—	$—	$—
Expired	—	—	—	—	—
Granted	22.83	2,663,400	10	—	3.59
Exercised	—	—	—	—	—
Forfeited	22.50	(230,800)	—	—	3.04

Balance as of December 31, 2007	22.86	2,432,600	—	—	3.24
Expired
Granted	24.31	811,600	10	—	6.80
Exercised
Forfeited	22.62	(441,900)	—	—	4.11

Balance as of December 31, 2008	23.32	2,802,300	—	—	4.48
Expired	—	—
Granted	22.56	727,500	10	—	7.18
Exercised	—	—
Forfeited	23.79	(887,600)	—	—	5.22

Balance as of December 31, 2009	$22.95	2,642,200	10	$—	$4.97

Exercisable as of December 31, 2009	$23.06	888,200	—	$—	$—

        Outstanding options at December 31, 2009 expire during the period December 2018 to June 2019 and have exercise prices ranging from $12.50 to $30.00.

        The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes-Merton valuation model. The volatility is based on expected volatility over the expected life of eighty-four months. As the Company has not historically declared dividends, the dividend yield used in the calculation is zero. Actual value realized, if any, is dependent on the future performance of the Company's Class B common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes-Merton model.

        Compensation expense associated with stock options of $152,857, $539,683 and $745,560 for the years ended December 31, 2007, 2008 and 2009, respectively, is included in selling, general and administrative expenses in the statements of operations. At December 31, 2007, 2008 and 2009, the Company had 2,432,600, 2,260,000 and 1,754,000 of nonvested stock option awards, respectively. The total cost of nonvested stock option awards which the Company had not yet recognized was approximately $3,121,000 at December 31, 2009. Such amounts are expected to be recognized over a period of 4 years, beginning January 1, 2010.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 11—STOCK BASED COMPENSATION (Continued)

        Restricted Stock:    To encourage retention and performance, the Company granted certain employees and consultants restricted shares of Class B common stock with a fair value per share determined in accordance with conventional valuation techniques, including but not limited to, arm's length transactions, net book value or multiples of comparable company earnings before interest, taxes, depreciation and amortization, as applicable.

	Number of Nonvested Restricted Share Awards	Weighted Average Grant Date Fair Value
Nonvested Restricted Shares Outstanding
January 1, 2009	286,309	$4.36
Granted	189,000	8.89
Vested	(163,476)	3.42
Forfeited	(30,544)	5.05

Nonvested Restricted Shares Outstanding
December 31, 2009	281,289	$7.88

        Compensation expense associated with restricted stock of $458,000, $689,737 and $775,902 for the years ended December 31, 2007, 2008 and 2009, respectively, is included in selling, general and administrative expenses in the statements of operations. The total cost of non-vested stock awards which the Company had not yet recognized at December 31, 2009 was approximately $1,994,000. This amount is expected to be recognized over the next three years.

NOTE 12—EMPLOYEE BENEFIT PLANS

        The Company provides a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2009, the Company made matching contributions equal to 100% of the first 3% and 50% of the next 2% of eligible compensation contributed by participating personnel. The Company's matching contributions for the years ended December 31, 2007, 2008 and 2009 were approximately $347,000, $444,000 and $581,000, respectively.

NOTE 13—COMMITMENTS AND CONTINGENCIES

        Leases:    The Company leases certain office space and specialized seismic recording equipment under non-cancelable operating and capital lease agreements, which expire at various dates and require various minimum annual rentals. These leases bear interest at rates ranging from 5.5% to 24.7%. Future minimum rental payments under these leases (including new leases entered into in 2009) which

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

have initial or remaining terms in excess of one year as of December 31, 2009, for each of the years remaining and in the aggregate are:

Year Ended December 31,	Operating Leases	Capital Leases
2010	$8,911,582	$1,861,728
2011	4,210,283	285,298
2012	248,801	10,454
2013	123,761	5,212
2014	105,773	3,909
Thereafter	—	—

Total future minimum lease payments	$13,600,200	2,166,601

Less: amounts representing interest		103,583

Present value of net minimum lease payments		2,063,018
Less: current portion		1,767,353

Long-term portion		$295,665

        The Company has included the assets associated with the capital leases in property and equipment. At December 31, 2008 and 2009, the original cost of the assets was $18,475,911 and $18,801,852 and accumulated depreciation of the assets was $7,111,210 and $11,315,237, respectively.

        Rental expense for short-term and long-term operating leases for the years ended December 31, 2007, 2008 and 2009 was approximately $24,571,000, $38,148,000 and $46,199,000, respectively.

        The Company is involved in litigation in the normal course of business. Management does not expect the eventual outcome to have a material impact on the financial condition of the Company.

NOTE 14—SUPPLEMENTAL CASH FLOW INFORMATION

        The following is supplemental cash flow information:

	Year Ended December 31,
	2007	2008	2009
Interest paid	$10,744,547	$18,841,933	$17,710,955

Income taxes paid	$136,072	$5,782,629	$3,979,155

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 14—SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

        The following is supplemental disclosure of non-cash investing and financing activities:

	Year Ended December 31,
	2007	2008	2009
Property and equipment additions financed through capital leases	$3,365,414	$5,972,585	$325,941

Property and equipment additions financed through accounts payable and accrued expenses	$9,978,488	$5,121,479	$2,814,534

Original issue discount on notes payable	$—	$2,700,000	$—

Note payable related to purchase of business	$—	$12,000,000	$—

Note payable converted to preferred stock	$—	$—	$8,000,000

Increase / decrease of Other Long-term Liability and Goodwill	$—	$1,125,000	$1,125,000

Property and equipment additions and other assets acquired through purchase of business	$—	$3,050,424	$—

NOTE 15—CUSTOMER CONCENTRATIONS

        The Company's sales are to clients whose activities relate to oil and gas exploration and production. In general, the Company does not require collateral from its customers. Therefore, the collection of receivables may be affected by the economy surrounding the oil and gas industry. For the years ended December 31, 2007, 2008 and 2009, customers representing more than 10% of the

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 15—CUSTOMER CONCENTRATIONS (Continued)

Company's revenue and accounts receivable at the balance sheet dates are listed in the table below (figures in $ millions):

	Year Ended December 31,
	2007		2008		2009
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Customer 1	$68.0	30%	$48.6	13%	$115.4	37%
Customer 2	32.1	14%	41.0	11%	50.0	16%
Customer 3	26.9	12%	32.2	9%	34.8	11%

Total	$127.0	56%	$121.8	33%	$200.2	64%

	Accounts Receivable	% of Total	Accounts Receivable	% of Total	Accounts Receivable	% of Total
Customer 1	$7.5	26%	$4.6	7%	$11.1	15%
Customer 2	4.3	10%	8.4	13%	15.1	21%
Customer 3	1.1	3%	1.8	3%	6.1	8%

Total	$12.9	39%	$14.8	23%	$32.3	44%

(1)
Total is less than 10% of 2008 revenues but is included in the schedule for comparative purposes.

        For the years ended December 31, 2007, 2008 and 2009, revenues from all geographic areas outside of the United States were $67.7 million, $223.5 million and $132.7 million, representing 30%, 59% and 42% of total revenues, respectively.

        For the year ended December 31, 2007, purchases from the Company's largest vendor were approximately $45.5 million, representing 17% of total purchases. For the year ended December 31, 2008, purchases from the Company's largest vendor were approximately $28.6 million, representing 11% of total purchases. Accounts payable for this vendor were approximately $179,742, representing approximately 5% of total accounts payable as of December 31, 2008. For the year ended December 31, 2009, purchases from the Company's largest vendor were approximately $16.8 million, representing 6% of total purchases. Accounts payable for this vendor were approximately $2,759,913, representing approximately 27% of total accounts payable as of December 31, 2009.

NOTE 16—RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS

Adopted

        On September 30, 2009, the Company adopted changes issued by the Financial Accounting Standards Board ("FASB") to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards CodificationTM ("FASB ASC" or "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 16—RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company's consolidated financial statements.

        On January 1, 2009, the Company adopted changes issued by the FASB to fair value accounting and reporting as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes define fair value, establish a framework for measuring fair value in GAAP, and expand disclosures about fair value measurements. This guidance applies to other GAAP that require or permit fair value measurements and is to be applied prospectively with limited exceptions. The adoption of these changes, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the consolidated financial statements. These provisions will be applied at such time as a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of these changes.

        Effective January 1, 2009, the Company adopted changes issued by the FASB to accounting for business combinations. These changes apply to all assets acquired and liabilities assumed in a business combination that arise from certain contingencies and requires (i) an acquirer to recognize at fair value, at the acquisition date, an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period otherwise the asset or liability should be recognized at the acquisition date if certain defined criteria are met; (ii) contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be recognized initially at fair value; (iii) subsequent measurements of assets and liabilities arising from contingencies be based on a systematic and rational method depending on their nature and contingent consideration arrangements be measured subsequently; and (iv) disclosures of the amounts and measurement basis of such assets and liabilities and the nature of the contingencies.

        On January 1, 2009, the Company adopted changes issued by the FASB to consolidation accounting and reporting. These changes establish accounting and reporting for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. These changes require, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent's equity; consolidated net income to be reported at amounts inclusive of both the parent's and noncontrolling interest's shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest all on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The adoption of this change did not have a material impact on the Company's results of operations or financial position.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 16—RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

        On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented (see Note 10). The adoption of this change did not have a material impact on the Company's results from operations or financial position.

        On June 30, 2009, the Company adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes did not have a material impact on the Company's results of operations or financial position.

        On June 30, 2009, the Company adopted changes issued by the FASB to fair value disclosures of financial instruments. These changes require a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value. The adoption of these changes did not have a material impact on the Company's results of operations or financial position.

        On June 30, 2009, the Company adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued, otherwise known as "subsequent events." Specifically, these changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the financial statements as management already followed a similar approach prior to the adoption of this new guidance.

Issued

        In October 2009, the FASB issued changes to the accounting for revenue recognition under multiple-deliverable revenue arrangements. These changes address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2007, 2008 AND 2009

NOTE 16—RECENTLY ADOPTED AND RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. These changes are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt these changes retrospectively for all prior periods. Management is currently evaluating the requirements of these changes and has not yet determined the impact on the Company's consolidated financial statements.

NOTE 17—SUBSEQUENT EVENT

        The Company evaluated all events and transactions after December 31, 2009 up through February 16, 2010, the date these consolidated financial statements were issued.

Global
Geophysical Services

Composite image showing land seismic
operations and example seismic data

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and concessions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the SEC fee and the Financial Industry Regulatory Authority ("FINRA") filing fee.

Expenses	Amount
Securities and Exchange Commission registration fee	$16,042
NYSE listing fee	61,200
FINRA filing fee	23,000
Printing and engraving expenses	500,000
Legal fees and expenses	910,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees	20,000
Miscellaneous	19,758

Total	$1,750,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        Our third amended and restated certificate of incorporation (our "certificate of incorporation") and amended and restated bylaws will provide that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers. As permitted by the

DGCL, our certificate of incorporation will provide that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

        In addition, we have entered into individual indemnity agreements with certain of our directors and certain of our executive officers. These agreements require us to, among other things, indemnify these individuals against certain liabilities that may arise in connection with their status or service as one of our directors or executive officers and to advance their expenses incurred as a result of any proceeding for which they may be entitled to indemnification. Further, the agreements are intended to provide indemnification rights to the fullest extent permitted under the DGCL and are in addition to any other rights these individuals may have under our certificate of incorporation, bylaws or applicable law.

Item 15.    Recent Sales of Unregistered Securities

        During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or public offerings and, except as otherwise indicated below, no remuneration or commission was paid or given directly or indirectly. We believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), Regulation D promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships with us, to such information. The following information does not give effect to the conversion of each share of our Class A common stock, Class B common stock and Series A convertible preferred stock into one share of our common stock to be effected contemporaneous with the closing of the offering to which this registration statement relates.

2006

        On various dates between October 15, 2006 and December 28, 2006, we issued an aggregate of 58,500 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On December 4 and 27, 2006, we issued an aggregate of 9,757,250 shares of our Series A convertible preferred stock to Kelso Investment Associates VII, L.P. ("Kelso Investment") and KEP VI, LLC ("KEP VI"), each an affiliated investment fund of Kelso & Company, L.P. (collectively, the "Kelso Entities") and CS Strategic Partners IV Investments, LP (formerly BlackRock Senior Income Series III plc, ("CS")), each an accredited investor, for aggregate cash consideration of $103.7 million.

2007

        On various dates between January 1, 2007 and December 31, 2007, we issued an aggregate of 195,500 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2007 we granted stock options to purchase an aggregate of 2,663,400 shares of our Class B common stock at exercise prices ranging from $12.50 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

        On February 20, 2007, we issued 2,406,630 shares of our Series A convertible preferred stock to Kelso Entities and CS, each an accredited investor, for aggregate cash consideration of $25.6 million.

2008

        On various dates between January 28, 2008 and December 18, 2008, we issued an aggregate of 127,767 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2008 we granted stock options to purchase an aggregate of 811,600 shares of our Class B common stock at exercise prices ranging from $15.00 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

2009

        On various dates between January 14, 2009 and December 31, 2009, we issued an aggregate of 189,000 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2009 we granted stock options to purchase an aggregate of 727,500 shares of our Class B common stock at exercise prices ranging from $15.00 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

        On June 15, 2009, we issued Weinman GeoScience, Inc. ("Weinman") and WGI Sub, LLC 657,354 shares of our Series A convertible preferred stock in exchange for the cancellation of $8.0 million in notes owed as part of the balance of the purchase price for Weinman, as further described in the prospectus included in this registration statement.

2010

        On various dates in January and February 2010, we issued an aggregate of 70,484 shares of our Class B common stock to certain of our employees and consultants as consideration for services rendered to us.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits

        The following documents are filed as exhibits to this registration statement:

Number	Description
1.1†	Form of Underwriting Agreement
2.1†	Asset Purchase Agreement, dated as of June 5, 2008, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.2†	Amendment No. 1 to Asset Purchase Agreement, dated as of May 5, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman

2.3†	Amendment No. 2 to Asset Purchase Agreement, dated as of June 15, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
3.1†	Third Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.
3.2†	Bylaws of Global Geophysical Services, Inc.
4.1†	Form of Specimen Certificate of Global Geophysical Services, Inc.
4.2†	Warrant Agreement, dated as of March 29, 2007, by and among Global Geophysical Services, Inc., Kelso Investment Associates VII, L.P. and KEP VI, LLC
4.3†	Plan of Recapitalization of Global Geophysical Services, Inc.
5.1†	Opinion of Haynes and Boone, LLP
10.1†	Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.2†	Deed of Trust, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.3†	Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.4†*	Amended and Restated Cooperation Agreement, by and between Sercel, Inc. and Global Geophysical Services, Inc.
10.5†	First Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC
10.6†	Second Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC
10.7†	First Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse
10.8†	Second Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse
10.9†	First Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch
10.10†	Second Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch
10.11†	Transition Agreement, dated July 2, 2008 by and between Global Geophysical Services, Inc. and Craig A. Lindberg
10.12†	Employment Agreement, dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Barry L. Weinman
10.13†	Employment Agreement dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Jane L. Weinman.
10.14†	Stockholders Agreement dated as of November 30, 2006 among Global Geophysical Services, Inc., Kelso Investment Associates VI, L.P., KEP VI, LLC, and those other parties identified therein.
10.15†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to WGI Sub, LLC as of December 10, 2008 in the amount of $6.6 million

10.16†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to Weinman GeoScience, Inc., as of December 10, 2008 in the amount of $5.4 million
10.17†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of May 5, 2009
10.18†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of May 5, 2009
10.19†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of June 15, 2009
10.20†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of June 15, 2009
10.21†	Amendment No. 1 and Waiver dated as of October 30, 2009, under the First Lien Credit Agreement among Global Geophysical Services, Inc., the Lenders party thereto and Credit Suisse, as Administrative Agent and Collateral Agent
10.22†	Amendment No. 1 and Waiver dated as of October 30, 2009, under the Second Lien Credit Agreement among Global Geophysical Services, Inc., the Lenders party thereto and Credit Suisse, as Administrative Agent and Collateral Agent
10.23†	Employment Agreement dated effective December 24, 2009 between Global Geophysical Services, Inc. and P. Mathew Verghese.
10.24†	Employment Agreement dated effective December 24, 2009 between Global Geophysical Services, Inc. and Alvin L. Thomas II.
10.25†	Form of Indemnification Agreement between Global Geophysical Services, Inc. and its directors.
10.26†	Form of Lock-up Agreement applicable to selling stockholders of Global Geophysical, Inc.
10.27†	Form of Lock-up Agreement applicable to officers, directors and stockholders of Global Geophysical, Inc. other than selling stockholders.
10.28†	Letter Agreement dated December 1, 2006, between Kelso & Company, L.P. and Global Geophysical, Inc.
10.29†	Form of Incentive Stock Option Agreement
10.30†	Form of Grant of Restricted Stock
10.31†	Stock Repurchase Agreements dated December 29, 2009, between Richard Degner, Tom Fleure, Heidi Brown, John Degner, Craig Lindberg and Global Geophysical Services, Inc.
10.32†	First Amendment to Amended and Restated Cooperation Agreement dated January 13, 2010, between Global Geophysical Services, Inc. and Sercel, Inc.
10.33†	Amendment to Stockholders Agreement between Global Geophysical Services, Inc. and certain stockholders dated November 30, 2006
10.34†	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006
10.35†*	Second Amendment to the Amended and Restated Cooperation Agreement dated March 5, 2010, between Global Geophysical Services, Inc. and Sercel, Inc.
21.1†	List of Subsidiaries of Global Geophysical Services, Inc.
23.1††	Consent of UHY LLP
23.2†	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)

24.1†	Powers of Attorney

†
Previously filed.

††
Filed herewith.

*
Confidential portions have been filed separately with the Commission.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

        (c)   For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (d)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 21st day of April, 2010.

GLOBAL GEOPHYSICAL SERVICES, INC.
By:	/s/ RICHARD A. DEGNER Richard A. Degner President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ RICHARD A. DEGNER* Richard A. Degner	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	April 21, 2010
/s/ P. MATHEW VERGHESE P. Mathew Verghese	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 21, 2010
/s/ THOMAS J. FLEURE* Thomas J. Fleure	Senior Vice President, Geophysical Technology and Director	April 21, 2010
/s/ DAMIR S. SKERL* Damir S. Skerl	Director	April 21, 2010
/s/ MICHAEL C. FORREST* Michael C. Forrest	Director	April 21, 2010
/s/ GEORGE E. MATELICH* George E. Matelich	Director	April 21, 2010
/s/ STANLEY DE JONGH OSBORNE* Stanley de Jongh Osborne	Director	April 21, 2010
/s/ JOHN R. RUSSELL* John R. Russell	Director	April 21, 2010

*By	/s/ P. MATHEW VERGHESE P. Mathew Verghese Pursuant to a power of attorney previously filed

EXHIBIT INDEX

Number	Description
1.1†	Form of Underwriting Agreement
2.1†	Asset Purchase Agreement, dated as of June 5, 2008, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.2†	Amendment No. 1 to Asset Purchase Agreement, dated as of May 5, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.3†	Amendment No. 2 to Asset Purchase Agreement, dated as of June 15, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
3.1†	Third Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.
3.2†	Bylaws of Global Geophysical Services, Inc.
4.1†	Form of Specimen Certificate of Global Geophysical Services, Inc.
4.2†	Warrant Agreement, dated as of March 29, 2007, by and among Global Geophysical Services, Inc., Kelso Investment Associates VII, L.P. and KEP VI, LLC
4.3†	Plan of Recapitalization of Global Geophysical Services, Inc.
5.1†	Opinion of Haynes and Boone, LLP
10.1†	Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.2†	Deed of Trust, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.3†	Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc.
10.4†*	Amended and Restated Cooperation Agreement, by and between Sercel, Inc. and Global Geophysical Services, Inc.
10.5†
First Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC
10.6†
Second Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC
10.7†	First Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse
10.8†	Second Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse

10.9†	First Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch
10.10†	Second Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch
10.11†	Transition Agreement, dated July 2, 2008 by and between Global Geophysical Services, Inc. and Craig A. Lindberg
10.12†	Employment Agreement, dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Barry L. Weinman
10.13†	Employment Agreement dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Jane L. Weinman.
10.14†	Stockholders Agreement dated as of November 30, 2006 among Global Geophysical Services, Inc., Kelso Investment Associates VI, L.P., KEP VI, LLC, and those other parties identified therein.
10.15†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to WGI Sub, LLC as of December 10, 2008 in the amount of $6.6 million
10.16†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to Weinman GeoScience, Inc., as of December 10, 2008 in the amount of $5.4 million
10.17†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of May 5, 2009
10.18†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of May 5, 2009
10.19†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of June 15, 2009
10.20†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of June 15, 2009
10.21†
Amendment No. 1 and Waiver dated as of October 30, 2009, under the First Lien Credit Agreement among Global Geophysical Services, Inc., the Lenders party thereto and Credit Suisse, as Administrative Agent and Collateral Agent
10.22†
Amendment No. 1 and Waiver dated as of October 30, 2009, under the Second Lien Credit Agreement among Global Geophysical Services, Inc., the Lenders party thereto and Credit Suisse, as Administrative Agent and Collateral Agent
10.23†	Employment Agreement dated effective December 24, 2009 between Global Geophysical Services, Inc. and P. Mathew Verghese.
10.24†	Employment Agreement dated effective December 24, 2009 between Global Geophysical Services, Inc. and Alvin L. Thomas II.
10.25†	Form of Indemnification Agreement between Global Geophysical Services, Inc. and its directors.
10.26†	Form of Lock-up Agreement applicable to selling stockholders of Global Geophysical, Inc.

10.27†	Form of Lock-up Agreement applicable to officers, directors and stockholders of Global Geophysical, Inc. other than selling stockholders.
10.28†	Letter Agreement dated December 1, 2006, between Kelso & Company, L.P. and Global Geophysical, Inc.
10.29†	Form of Incentive Stock Option Agreement
10.30†	Form of Grant of Restricted Stock
10.31†	Stock Repurchase Agreements dated December 29, 2009, between Richard Degner, Tom Fleure, Heidi Brown, John Degner, Craig Lindberg and Global Geophysical Services, Inc.
10.32†	First Amendment to Amended and Restated Cooperation Agreement dated January 13, 2010, between Global Geophysical Services, Inc. and Sercel, Inc.
10.33†	Amendment to Stockholders Agreement between Global Geophysical Services, Inc. and certain stockholders dated November 30, 2006
10.34†	Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006
10.35†*	Second Amendment to the Amended and Restated Cooperation Agreement dated March 5, 2010, between Global Geophysical Services, Inc. and Sercel, Inc.
21.1†	List of Subsidiaries of Global Geophysical Services, Inc.
23.1††	Consent of UHY LLP
23.2†	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)
24.1†	Powers of Attorney

†
Previously filed.

††
Filed herewith.

*
Confidential portions have been filed separately with the Commission.